UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For July 7, 2011.

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	Purchase and Sale Agreement, dated as of June 16, 2011, by and among ING Groep N.V., ING Bank N.V., ING Direct N.V., ING Direct Bancorp and Capital One Financial Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

Date July 7, 2011	By:	/s/ H. van Barneveld
Name: H. van Barneveld
Title: General Manager Group Finance & Control

	By:	/s/ C. Blokbergen
Name: C. Blokbergen
Title: Head Legal Department

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT

dated as of June 16, 2011

by and among

ING Groep N.V.,

ING Bank N.V.,

ING Direct N.V.,

ING Direct Bancorp

and

Capital One Financial Corporation

i

ii

Exhibits
Exhibit A	–	Form of the Shareholders Agreement

Exhibit B	–	Form of Bill of Sale

Exhibit C	–	Form of Assignment and Assumption Agreement

Exhibit D	–	Form of Assignment and Assumption of Lease Agreement

Exhibit E	–	Co-Existence Agreement Term Sheet

Exhibit F	–	IABF Restructuring Arrangements

iii

PURCHASE AND SALE AGREEMENT, dated as of June 16, 2011, by and among:

(i)	ING Groep N.V., a naamloze vennootschap formed under the laws of The Netherlands (“Group”),

(ii)	ING Bank N.V., a naamloze vennootschap formed under the laws of The Netherlands (“Non-US Bank”),

(iii)	ING Direct N.V., a naamloze vennootschap formed under the laws of The Netherlands (“Non-US HoldCo”),

(iv)	ING Direct Bancorp, a corporation incorporated under the laws of Delaware (“US HoldCo”), and

(v)	Capital One Financial Corporation, a corporation incorporated under the laws of Delaware (“Purchaser”).

RECITALS

WHEREAS, ING Bank, fsb, a federal stock savings bank (the “Bank”), WS Realty LLC, a limited liability company organized under the laws of Delaware (“Realty”), and ING Direct Community Development LLC, a limited liability company organized under the laws of Delaware (“Community”, and together with the Bank and Realty, the “Direct Sale Companies”), are each Subsidiaries of US HoldCo, a wholly owned Subsidiary of Non-US HoldCo, which is a wholly owned Subsidiary of Non-US Bank, which is a wholly owned Subsidiary of Group;

WHEREAS, US HoldCo owns a 1% membership interest in NTE Santa Monica, LLC, a Subsidiary of Realty;

WHEREAS, Group, Non-US Bank, Non-US HoldCo and US HoldCo (together, the “Sellers”) have determined that it is in their best interests to sell substantially all of the assets of US HoldCo by entering into this Agreement and the Ancillary Agreements;

WHEREAS, subject to the terms and conditions set forth herein, (a) US HoldCo desires to sell to Purchaser, and Purchaser desires to purchase from US HoldCo, (i) all of the Equity Interests in each of Bank and Realty, (ii) US HoldCo’s 1% membership interest in NTE Santa Monica, LLC, (iii) US HoldCo’s 99.99% membership interest in Community (together with the Equity Interests described in clauses (i) and (ii), the “Shares”) and (iv) the Transferred Assets and (b) US HoldCo desires to assign to Purchaser, and Purchaser desires to assume from US HoldCo, all of the Assumed Liabilities, in each case as provided herein; and

WHEREAS, Purchaser acknowledges that US HoldCo may elect to be liquidated or converted into a limited liability company immediately prior to the Closing (the “US HoldCo Liquidation”).

NOW, THEREFORE, in consideration of these premises and of the mutual covenants, representations and warranties and agreements contained herein and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS

1.01 Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings set forth below, including for purposes of the preamble and the Recitals hereof:

“2011 Bonuses” has the meaning set forth in Section 6.07(e).

“Accounting Firm” has the meaning set forth in Section 6.15(b)(ii).

“Action” has the meaning set forth in Section 5.02(m).

“Additional Cash” has the meaning set forth in Section 3.01(b).

“Advisory Client” has the meaning set forth in Section 5.02(hh)(iii).

“Advisory Contract” has the meaning set forth in Section 5.02(hh)(ii).

“Advisory Entity” has the meaning set forth in Section 5.02(hh)(i).

“Affiliate” means, with respect to a person, those other persons that, directly or indirectly, control, are controlled by or are under common control with such person; for purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” or “under common control with”), as applied to any person, means the possession, directly or indirectly, of (i) ownership, control or power to vote 25 percent or more of the outstanding shares of any class of voting securities of such person, (ii) control, in any manner, over the election of a majority of the directors, trustees or general partners (or individuals exercising similar functions) of such person or (iii) the power to exercise a controlling influence over the management or policies of such person as determined by the Federal Reserve; provided, however, none of the Sellers shall be deemed an Affiliate of Purchaser or any of its Subsidiaries for purposes of this Agreement and none of the Purchaser or its Subsidiaries shall be deemed an Affiliate of Sellers or any of its Subsidiaries for purposes of this Agreement.

“Agency” means the Federal Housing Administration, the Federal Home Loan Mortgage Corporation, the Farmers Home Administration (now known as Rural Housing and Community Development Services), the Federal National Mortgage Association, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture or any other federal or state agency with authority to (i) determine any investment, origination, lending or servicing requirements with regard to mortgage loans originated, purchased or serviced by a person or (ii) originate, purchase, or service mortgage loans, or otherwise promote mortgage lending, including state and local housing finance authorities.

“Agreement” means this Purchase and Sale Agreement, as amended or modified from time to time in accordance with Section 10.01, including all Schedules and Exhibits hereto.

“Alternative IABF Restructuring” has the meaning set forth in Section 6.18(b).

“Ancillary Agreements” means: (a) the form of shareholders agreement, substantially in the form attached as Exhibit A hereto (the “Shareholders Agreement”); (b) the form of bill of sale, substantially in the form attached as Exhibit B hereto; (c) the form of assignment and assumption agreement, substantially in the form attached as Exhibit C hereto; (d) the Transition Services Agreement; (e) the License Agreement; (f) the Co-Existence Agreement; and (g) the form of assignment and assumption of lease agreement, substantially in the form attached as Exhibit D hereto.

“Asset Sale” has the meaning set forth in Section 2.01.

“Assigned Software” means the Software developed by, for or on behalf of any of the Direct Sale Companies or their respective Subsidiaries and used by any of the Sellers or their Affiliates (other than the Direct Sale Companies or their respective Subsidiaries), set forth on Schedule 6.08.

“Assumed Liabilities” has the meaning set forth in Section 2.01.

“Bank” has the meaning set forth in the Recitals.

“Bank Audited Financial Statements” has the meaning set forth in Section 5.02(k).

“Bank Financial Statements” has the meaning set forth in Section 5.02(k).

“Bank Interim Financial Statements” has the meaning set forth in Section 5.02(k).

“Base Cash Consideration” has the meaning set forth in Section 3.01(b).

“BHC Act” means the Bank Holding Company Act of 1956 and the rules and regulations promulgated thereunder.

“Bidder Agreements” has the meaning set forth in Section 6.19(b).

“Board of Directors” or “Board” means, with respect to any person, the board of directors, board of managers, supervisory board and executive board, managing member(s), managers or such other similar governing body or group, as applicable, established pursuant to the Governing Documents of such person.

“Broker-Dealer Subsidiary” has the meaning set forth in Section 5.02(gg)(i).

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in New York, New York or Amsterdam, The Netherlands, are authorized or required by law to close.

“Cap” has the meaning set forth in Section 9.04(b).

“Cash Consideration” has the meaning set forth in Section 3.01(a)(i).

“Closing” has the meaning set forth in Section 2.02.

“Closing Date” has the meaning set forth in Section 2.02.

“Closing IABF Adjustment Amount” has the meaning set forth in Section 3.01(d).

“Co-Existence Agreement” means a co-existence agreement in a form reasonably acceptable to Purchaser and Sellers substantially on the terms attached as Exhibit E hereto, together with such other terms and provisions as are reasonably acceptable to Purchaser and Sellers.

“Code” means the Internal Revenue Code of 1986.

“Community” has the meaning set forth in the Recitals.

“Company Plan” has the meaning set forth in Section 5.02(t)(i).

“Confidential Information” has the meaning set forth in Section 6.06(a).

“Confidentiality Agreement” means the Confidentiality Agreement, dated March 14, 2011, by and among Group, Bank and Purchaser.

“Consent” means any consent, approval, authorization, clearance, exemption, waiver or similar affirmation by any person pursuant to any Contract, Law, Order, or Permit or otherwise.

“Consideration” has the meaning set forth in Section 3.01(a).

“Continuation Period” has the meaning set forth in Section 6.07(a).

“Continuing Employee” has the meaning set forth in Section 6.07(a).

“Continuing Seller Performance Guarantees” has the meaning set forth in Section 6.17.

“Contract” means, with respect to any person, any agreement, contract, indenture, undertaking, debt instrument, lease, license, consent, settlement, note, mortgage, understanding, arrangement, obligation or commitment to which such person or any of its Subsidiaries is a party or by which any of them may be bound or to which any of their assets or properties may be subject, whether or not in writing, but excluding, for purposes of Articles IV and V, any US HoldCo Benefit Plans.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of foreign laws or regulations, other than such liabilities that arise solely out of, or relate solely to, the Company Plans and the US HoldCo Benefit Plans listed on Schedule 6.07(g) of the Seller Disclosure Schedule.

“Copyrights” has the meaning set forth in the definition of “Intellectual Property”.

“CRA” means the Community Reinvestment Act of 1977.

“Default” means (i) any breach or violation of or default under any Contract, Law, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Law, Order or Permit, or (iii) any occurrence of any event that, with or without the passage of time or the giving of notice, would give rise to a right to terminate or revoke, change the current terms of or renegotiate, or to accelerate, increase or impose any liability under, any Contract, Law, Order or Permit or result in any change in the then-prevailing terms of any Contract, Law, Order or Permit, including by operation of provisions in existence on such date.

“Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“Direct Sale Companies” has the meaning set forth in the Recitals.

“Direct Sale Indemnified Director” has the meaning set forth in Section 6.16(a).

“Direct Sale Indemnified Officer” has the meaning set forth in Section 6.16(a).

“Disclosure Schedule” has the meaning set forth in Section 5.01.

“Effect” has the meaning set forth in the definition of “Material Adverse Effect”.

“Effective Time” has the meaning set forth in Section 2.02.

“Employment Agreements” means the following employment agreements: the US HoldCo Employment Agreement; the Employment Agreement, effective January 1, 2002 between Bank and Arkadi Kuhlmann, as amended; and the Employment Agreement, effective January 1, 2007, between Bank and James J. Kelly, as amended.

“Environmental Law” means any federal, state or local law, regulation, order, decree, permit or authorization concerning the protection of the environment or the handling, use, disposal, release or threatened release of any Hazardous Substance.

“Equity Interest” means any type of equity ownership in a person or Right to acquire any equity ownership in a person, including partnership interests in a general partnership or limited partnership, membership interests in a limited liability company, stock or similar security in a corporation or the comparable instruments for any other person, or any other interest entitling the holder thereof to participate in distributions, including of the income or profits of such person, to vote for the governing body of such person or otherwise granting any other economic, voting or other rights, obligations, benefits or interests in, or attaching to, such interests.

“ERISA” has the meaning set forth in Section 5.02(t)(i).

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Excess Shares” has the meaning set forth in Section 3.01(c)(ii).

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

“Excluded Assets” means all assets of US HoldCo other than the Transferred Assets.

“Excluded Liabilities” means (i) all liabilities of Sellers and US HoldCo other than the Assumed Liabilities and (ii) all liabilities of US HoldCo or any of its Affiliates relating to or arising out of the IABF.

“Excluded Taxes” means (i) any Taxes imposed on or payable with respect to the Direct Sale Companies or any of their Subsidiaries for any Pre-Closing Tax Period, including, for the avoidance of doubt, any Taxes resulting from the US HoldCo Liquidation or the IABF Transactions (except any such Taxes resulting from any transaction engaged in by the Direct Sale Companies (or their Subsidiaries) occurring on the Closing Date after the Closing (A) other than in the ordinary course of business or (B) at the direction of Purchaser); (ii) any Taxes imposed on or payable with respect to the Transferred Assets or the Assumed Liabilities for any Pre-Closing Tax Period (including any such Taxes resulting to Purchaser or any of its Affiliates as a transferee or successor or otherwise attaching to the Transferred Assets); (iii) any Taxes for which the Direct Sale Companies or any of their Subsidiaries (or any predecessor of the Direct Sale Companies or any of their Subsidiaries) may be liable as a result of Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) as a result of having been a member of any consolidated, combined, unitary or affiliated Group prior to the Closing; and (iv) any liability or obligation of the Direct Sales Companies or any of their Subsidiaries to pay an amount pursuant to any Tax sharing, allocation, indemnity or similar agreement or arrangement (other than any such agreement or arrangement entered into by any of the Direct Sales Companies or any of their Subsidiaries after the Closing.

“Expenses” has the meaning set forth in Section 9.03(a).

“Extensions of Credit” has the meaning set forth in Section 5.02(z)(i).

“Fannie Mae” has the meaning set forth in Section 5.02(dd)(ii).

“Federal Banking Law” means any federal law, statute, code, rule, regulation, guideline, policy, or other guidance relating to federally insured depository institutions or their Affiliates, including, but not limited to, the BHC Act, the Home Owners’ Loan Act, Section 23A and 23B of the Federal Reserve Act and the National Bank Act, including, but not limited to, restrictions relating to lending and concentration limits.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“Final Allocation” has the meaning set forth in Section 6.15(i).

“Financial Statements” means the consolidated statements of condition or balance sheets (including related notes and schedules, if any) of a Party included in any SEC Report filed by such Party, and the related statements of income, changes in shareholders’ equity and cash flows (including related notes and schedules, if any) included in any SEC Report filed by such Party.

“Financing” has the meaning in Section 6.05(f).

“Financing Indemnified Persons” has the meaning set forth in Section 6.05(f)(ii).

“FINRA” means the Financial Industry Regulatory Authority.

“Fixed Rate IABF Note” means the obligations of the Dutch State to pay the Fixed Rate Securities Guaranteed Value (as defined in the IABF Agreement), together with the Funding Fee (as defined in the IABF Agreement) with respect thereto, pursuant to Clauses 4.1 and 4.3 of the IABF Agreement.

“Floating Rate IABF Note” means the obligations of the Dutch State to pay the Floating Rate Securities Guaranteed Value (as defined in the IABF Agreement), together with the Funding Fee (as defined in the IABF Agreement) with respect thereto, pursuant to Clauses 4.1 and 4.3 of the IABF Agreement.

“Fixed Rate Securities Guaranteed Value” has the meaning specified in the IABF Agreement.

“Form BD” has the meaning set forth in Section 5.02(gg)(ii).

“Form ADV” has the meaning set forth in Section 5.02(hh)(v).

“GAAP” means United States generally accepted accounting principles.

“Governing Documents” means the charter, constitution, articles or articles of incorporation and by-laws of a corporation or banking organization, the certificate of partnership and partnership agreement of a general or limited partnership, the certificate of formation and limited liability company agreement of a limited liability company, the trust agreement of a trust and the comparable documents of other entities.

“Governmental Authority” means any federal, state, local, foreign or supranational court, tribunal, arbitral or administrative agency or commission or other governmental authority or instrumentality, or any industry self-regulatory authority.

“Group” has the meaning set forth in the preamble to this Agreement.

“Hazardous Substance” means any substance that is: (1) classified or regulated pursuant to any Environmental Law; (2) any petroleum product or by-product, asbestos-containing material, polychlorinated biphenyls or radon or (3) any other substance which is the subject of regulatory action by any Governmental Authority pursuant to any Environmental Law due to its potential for causing harm.

“Health and Welfare Benefits” means the benefits provided under each employee welfare benefit plan, as defined in Section 3(1) of ERISA (other than any plan providing severance benefits), and any vacation, sick leave, and other paid time off plan, program, policy, agreement or arrangement in effect for a Continuing Employee or Retiree immediately prior to the date of this Agreement.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“IABF” means the Illiquid Assets Back-up Facility arrangements to which certain assets of the Sales Package Companies are subject and the related arrangements involving Sellers, their Affiliates and the Dutch State.

“IABF Agreement” means the ING Bank, FSB Illiquid Assets Back-Up Facility Agreement dated 31 March 2009 between Group and ING Support Holding B.V. and Staat der Nederlanden, as amended by the Master Amendment Agreement to Illiquid Assets Back-Up Facility Agreement dated 26 November 2010.

“IABF Restructuring Arrangements” means the principal terms of the IABF Transactions as set forth in Exhibit F and such other terms as are mutually agreed in good faith by Sellers and Purchaser.

“IABF Transactions” means (i) a complete replacement of the IABF on the balance sheet of the Sales Package Companies, which (A) in the case of the Fixed Rate IABF Note shall be with U.S. cash on a basis consistent with the calculation of fair value as indicated in the Pro Forma Balance Sheet, and (B) in the case of the Floating Rate IABF Note shall be with U.S. cash at fair value, on the principal terms set forth in the IABF Restructuring Arrangements or (ii) solely to the extent elected by Purchaser under the circumstances and with the effect set forth in Section 6.18(b), the Alternative IABF Restructuring.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Indebtedness” of any person means: (a) all liabilities of such person for borrowed money, whether current or funded, fixed or contingent, secured or unsecured, all obligations evidenced by bonds, debentures, notes or similar instruments, and all liabilities in respect of mandatorily redeemable or purchasable share capital or securities convertible into share capital; (b) all liabilities of such person for the deferred purchase price of property or services, which are, and to the extent, required to be classified and accounted for under GAAP or IFRS, as applicable, as liabilities; (c) all liabilities of such person in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which are, and to the extent, required to be classified and accounted for under GAAP or IFRS, as applicable, as capital leases; and (d) all liabilities of such person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clause (a), (b) or (c) above to the extent of the obligation secured, and all liabilities as obligor, guarantor or otherwise, to the extent of the obligation secured.

“Indemnification Claim” has the meaning set forth in Section 9.03(a).

“Insurer” means a person who insures or guarantees for the benefit of the mortgagee all or any portion of the risk of loss upon borrower default on any of the mortgage loans originated, purchased or serviced by a person or any of its Subsidiaries, including the Federal Housing Administration, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture and any private mortgage insurer, and providers of hazard, title or other insurance with respect to such mortgage loans or the related collateral.

“Intellectual Property” means (a) trademarks, trade dress, service marks, logos, trade names, slogans, applications and registrations for the foregoing, including all renewals of the same, and the goodwill associated therewith and symbolized thereby (“Trademarks”); (b) patents and patent applications, including divisionals, continuations and continuations-in-part, and any renewals, extensions and reissues thereof (“Patents”); (c) trade secrets, confidential proprietary information, inventions, and know-how and other information meeting the definition of a trade secret under the Uniform Trade Secrets Act (“Trade Secrets”); (d) copyrights in published and unpublished works of authorship, the registrations and applications therefor, and any renewals, extensions, restorations and reversions thereof (“Copyrights”); (e) Internet domain name registrations; (f) Software; and (g) any other similar type of proprietary intellectual property right.

“Investment Advisers Act” means the Investment Advisers Act of 1940 and the rules and regulations promulgated thereunder.

“Investment Company Act” means the Investment Company Act of 1940 and the rules and regulations promulgated thereunder.

“IRS” means the Internal Revenue Service.

“Law” means any law (including common law), statute, code, ordinance, rule, regulation, Order, award, writ, decree, directive or injunction issued, promulgated or entered into by or with any Governmental Authority.

“License Agreement” has the meaning set forth in Section 6.08(g).

“Licensee” has the meaning set forth in Section 6.08(d).

“Lien” means any charge, mortgage, pledge, security interest, lien or similar encumbrance.

“Loan Data File” has the meaning set forth in Section 5.02(z)(iii).

“Loan Investor” means any person (including an Agency) having a beneficial interest in any mortgage loan originated, purchased or serviced by a person or any of its Subsidiaries or a security backed by or representing an interest in any such mortgage loan.

“Losses” means any and all losses, claims, damages, liabilities, obligations, costs and expenses (including, without limitation, as a result of any notices, actions, suits, proceedings, claims, demands, assessments, judgments, awards, costs, penalties, Taxes and reasonable expenses, including reasonable attorneys’ and other professionals’ fees and disbursements) but excluding (i) any loss of goodwill, loss of revenue, loss of profits, diminution in value and any other special, expectation, indirect or consequential losses, in each case, that are remote or not reasonably foreseeable (other than such damages actually paid to third parties in connection with a Third Party Claim) or (ii) any punitive damages (other than such damages actually paid to third parties in connection with a Third Party Claim).

“Material Adverse Effect” means any circumstance, change, effect, event, development, occurrence, condition, action, omission or state of facts (collectively, an “Effect”) that (i) individually or in the aggregate, has been, or is reasonably likely to be, materially adverse to the business, properties, financial condition, assets, liabilities or results of operations of Purchaser and its Subsidiaries or the Sales Package Companies, as the context may require, in each case taken as a whole or (ii) prevents, materially delays or materially impairs the ability of any Seller or any of their respective Affiliates or Purchaser and its Subsidiaries, as the context may require, from consummating the Transactions or the other material transactions contemplated by this Agreement or the material transactions contemplated by the Ancillary Agreements; provided, however, that in determining whether a Material Adverse Effect has occurred, with respect to clause (i) of this definition only, there shall be excluded any Effect to the extent attributable to, arising out of or resulting from (a) any changes in Laws, regulations or interpretations of Laws or regulations; (b) any change in generally accepted accounting principles or regulatory accounting requirements; (c) events or conditions in economic, business or financial conditions generally affecting the banking industry (including changes in interest rates or securities ratings and changes in the markets for securities); (d) changes in national or international political conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack or sabotage; (e) actions or omissions of Purchaser, the Sellers or the Sales Package Companies taken with the prior written consent of Purchaser or the Sellers, as the case may be, or actions expressly required by the terms hereof that are taken by the Purchaser, Sellers or Sales Package Companies to consummate the transactions contemplated hereby; or (f) the announcement of this Agreement and the transactions contemplated hereby, unless and to the extent any such Effect attributable to or resulting from any of clause (a), (b), (c) or (d) is disproportionately adverse to the business, properties, financial condition, assets (including as a result of the existence of the IABF, the IABF Transactions, any Alternative IABF Restructuring and the transactions and assets contemplated by the IABF Restructuring Arrangements), liabilities or results of operations of Purchaser and its Subsidiaries or the Sales Package Companies, as the context may require, in each case taken as a whole, as compared to other companies in the banking industry generally.

“Materially Burdensome Regulatory Condition” has the meaning set forth in Section 6.02(a).

“Materials” has the meaning set forth in Section 6.08(b).

“Materials License” has the meaning set forth in Section 6.08(b).

“Medium Term Plan” means the Medium Term Plan of Bank as set forth on Section 1.01 of the Seller Disclosure Schedule.

“Negative IABF Final Adjustment Factor” has the meaning set forth in 3.01(e).

“Non-US HoldCo” has the meaning set forth in the preamble to this Agreement.

“Notice” has the meaning set forth in Section 10.05.

“NYSE” means the New York Stock Exchange.

“OCC” means the Office of the Comptroller of the Currency.

“Order” means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling or writ of any federal, state, local, foreign or other court, arbitrator, mediator, tribunal, administrative agency or Governmental Authority.

“Outstanding” means, with respect to Equity Interests of a Party, shares of such Equity Interests that are issued and outstanding at a particular time.

“Party” means any of Group, Non-US Bank, Non-US HoldCo, US HoldCo or Purchaser, and “Parties” means, collectively, the foregoing persons.

“Patents” has the meaning set forth in the definition of “Intellectual Property”.

“Permit” means any federal, state, local or foreign governmental approval, authorization, certificate, easement, filing, franchise, license, order or permit from Governmental Authorities that is required for the operation of a Party’s respective businesses.

“Permitted Liens” means (i) Liens imposed by law for Taxes, assessments or other governmental charges or levies that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Financial Statements in accordance with GAAP or IFRS, as applicable; (ii) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’ or repairmen’s liens or other similar common law or statutory Liens arising in the ordinary course of business and securing obligations that are not overdue by more than 60 days; (iii) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other similar obligations, in each case in the ordinary course of business; (iv) (a) leases, subleases, licenses and sublicenses made available to Purchaser in Seller’s electronic data room prior to the date hereof, and (b) easements, rights-of-way, encumbrances, restrictions, imperfections or irregularities of title that do not materially interfere with or materially impair the use of the property or assets subject thereto or the ordinary conduct of business at properties to which such Liens apply; and (v) zoning, building, subdivision and other similar requirements and restrictions.

“person” is to be interpreted broadly to include any individual, savings association, bank, trust company, corporation, limited liability company, partnership, association, joint-stock company, business trust, labor union, works council or unincorporated organization.

“Positive IABF Adjustment Factor” has the meaning set forth in Section 3.01(e).

“Post-Closing Tax Period” means any taxable year or period beginning after the Closing Date (and, with respect to any Straddle Period, the portion of such Straddle Period beginning after the Closing Date).

“Pre-Closing Benefit Arrangements” has the meaning set forth in Section 6.07(b).

“Pre-Closing Tax Period” means any taxable year or period ending on or before the Closing Date (and, with respect to any Straddle Period, the portion of such Straddle Period ending on the Closing Date).

“Previously Disclosed” means information set forth by Purchaser or the Sellers in the applicable paragraph of its Disclosure Schedule as described in Section 5.01 and, in the case of Purchaser, information publicly disclosed by Purchaser in, or incorporated by reference into, its SEC Reports filed after January 1, 2010 and prior to the date hereof (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are similarly non-specific and are predictive or forward-looking in nature).

“Pro Forma Balance Sheet” has the meaning set forth in Section 5.02(k)(ii).

“Purchaser Premium Cap” has the meaning set forth in Section 6.16(d).

“Purchase Price” has the meaning set forth in Section 3.01(a).

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Purchaser Banks” mean Capital One Bank (USA), National Association and Capital One, National Association.

“Purchaser Benefit Plan” means each material (i) “employee benefit plan,” as defined in Section 3(3) of ERISA, (ii) employment, retention, severance, change of control, or similar agreement, plan, arrangement or policy or (iii) other agreement, plan, arrangement or policy providing for bonuses, profit-sharing, stock option, restricted stock or other stock-based awards or other forms of incentive or deferred compensation, vacation benefits, health or medical benefits, life, disability or sick leave benefits, severance benefits and retirement (including supplemental retirement) benefits, in each case, (A) which is maintained, administered or contributed to by Purchaser or any ERISA Affiliate and covers any employee or former employee, director or independent contractor of Purchaser or any of its Subsidiaries or (B) with respect to which Purchaser or any of its Subsidiaries has any liability.

“Purchaser Capital Stock” has the meaning set forth in Section 5.03(b)(i).

“Purchaser Common Stock” has the meaning set forth in Section 5.03(b)(i).

“Purchaser Indemnified Parties” has the meaning set forth in Section 9.02(a).

“Purchaser Financing Indemnified Persons” has the meaning set forth in Section 6.05(f)(ii).

“Purchaser Material Contracts” has the meaning set forth in Section 5.03(q)(i).

“Purchaser Preferred Stock” has the meaning set forth in Section 5.03(b)(i).

“Purchaser Regulatory Consents” has the meaning set forth in Section 5.03(f).

“Purchaser Representative” has the meaning set forth in Section 4.04.

“Purchaser Tax Indemnitee” has the meaning set forth in Section 6.15(a)(i).

“Realty” has the meaning set forth in the Recitals.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.

“Relevant Regulatory Approval” means all Requisite Regulatory Approvals filed or sent to or to be obtained from Governmental Authorities in the United States, other than the items set forth in clauses (G) through (K) of the definition of Seller Regulatory Consents.

“Representatives” means, with respect to any person, such person’s, or such person’s Subsidiaries’, directors, officers, employees, accountants, investment bankers, commercial bank lenders, attorneys and other advisors or representatives (including the employees or attorneys of such accountants, investment bankers or attorneys).

“Requisite Regulatory Approvals” has the meaning set forth in Section 6.02(a).

“Retiree” means any individual who is a former employee or former director of any of the Sales Package Companies who has qualified for and is receiving post-employment health benefits from a US HoldCo Benefit Plan as of the Effective Time.

“Rights” means, with respect to any person, securities or obligations, directly or indirectly, convertible into or exercisable or exchangeable for, or giving any other person any right, directly or indirectly, to subscribe for or acquire, or any options, puts, calls or commitments relating, directly or indirectly, to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price, book or other value of, shares of capital stock, units or other equity interests of such first person, or the first person or any of its Subsidiaries is or may become obligated to offer, issue, sell, purchase, return or redeem, or cause to be offered, issued, sold, purchased, returned or redeemed, any Equity Interests of such person or any of its Subsidiaries, whether pursuant to any security, obligation, right, instrument, agreement, contract, commitment, option, undertaking or other arrangement or understanding (including, for the avoidance of doubt, upon exercise of any options, warrants or convertible loans or securities), whether fixed or contingent and whether or not in writing.

“Sales Package Companies” means, collectively, (i) the Direct Sale Companies, (ii) the Direct Sale Companies’ respective Subsidiaries and (iii) solely to the extent related to the Transferred Assets and Assumed Liabilities, US HoldCo.

“SEC” means the United States Securities and Exchange Commission.

“SEC Reports” has the meaning set forth in Section 5.03(k)(i).

“Securities Act” means the Securities Act of 1933, and the rules and regulations promulgated thereunder.

“Securities Laws” means the Securities Act, the Exchange Act, the Investment Company Act, the Investment Advisers Act and the Trust Indenture Act of 1939, and state securities and “Blue Sky” Laws, including in each case the rules and regulations of any Governmental Authority promulgated thereunder.

“Seller Competing Business” has the meaning set forth in Section 6.12(a).

“Seller Competing Person” has the meaning set forth in Section 6.12(a)(vi).

“Seller Delivered Service” has the meaning set forth in Section 5.02(cc).

“Seller Indemnified Parties” has the meaning set forth in Section 9.02(b).

“Seller Intellectual Property” has the meaning set forth in Section 6.08(a).

“Seller Performance Guarantees” has the meaning set forth in Section 6.17.

“Seller Regulatory Consents” has the meaning set forth in Section 5.02(f).

“Seller Regulatory Matters” has the meaning set forth in Section 6.10(b).

“Seller Representative” has the meaning set forth in Section 4.04.

“Seller Tax Indemnitee” has the meaning set forth in Section 6.15(a)(ii).

“Seller Trademarks” has the meaning set forth in Section 6.08(a).

“Sellers” has the meaning set forth in the Recitals.

“Sellers Draft Allocation” has the meaning set forth in Section 6.15(i).

“Share Consideration” has the meaning set forth in Section 3.01(a)(ii).

“Shareholders Agreement” has the meaning set forth in the definition of “Ancillary Agreements”.

“Shares” has the meaning set forth in the Recitals.

“Significant Subsidiaries” of a person has the meaning ascribed to such term in Rule 1-02 of Regulation S-X promulgated by the SEC.

“Software” means all computer and computer network software, firmware, programs, applications and databases in any form, including any content or other information associated or used therewith, along with all source code, object code, operating systems, specifications, data, database management code, utilities, libraries, scripts, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms, data formats and all other code and documentation and all copies of the foregoing in any and all formats or media.

“Stock Sale” has the meaning set forth in Section 2.01.

“Straddle Period” means any taxable year or period beginning on or before the Closing Date and ending after the Closing Date.

“Straddle Returns” has the meaning set forth in Section 6.15(b)(ii).

“Subsidiary” means, with respect to a person, an Affiliate directly or indirectly controlled by such person.

“Takeover Laws” has the meaning set forth in Section 5.02(i).

“Taxes” means all federal, state, local and foreign taxes, however denominated, including, without limitation, income, gross receipts, windfall profits, value added, severance, property, production, sales, use, license, excise, franchise, employment, withholding, estimated or other similar taxes, duties, fees, assessments or other charges imposed by any taxing authority, together with any interest, penalties and additional amounts imposed by any taxing authority with respect to the foregoing.

“Tax Controlling Party” has the meaning set forth in Section 6.15(c)(iii).

“Tax Non-Controlling Party” has the meaning set forth in Section 6.15(c)(iii).

“Tax Proceeding” means any audit, contest, litigation, defense or other proceeding with or against any taxing authority.

“Tax Returns” means all federal, state, local and foreign returns and reports (including, without limitation, consolidated federal income tax returns) filed or required to be filed with respect to any Tax, including all information returns, estimated Tax returns, claims for Tax refund and any attachments thereto or amendments thereof.

“Termination Date” has the meaning set forth in Section 8.01(b)(iii).

“Termination Fee” has the meaning set forth in Section 6.10(b).

“Third Party Claim” has the meaning set forth in Section 9.03(a).

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property”.

“Trademarks” has the meaning set forth in the definition of “Intellectual Property”.

“Transactions” has the meaning set forth in Section 2.01.

“Transfer Taxes” has the meaning set forth in Section 6.15(g).

“Transferred Assets” has the meaning set forth in Section 2.01.

“Transition Services Agreement” has the meaning set forth in Section 6.09.

“US HoldCo” has the meaning set forth in the preamble to this Agreement.

“US HoldCo Audited Financial Statements” has the meaning set forth in Section 5.02(k)(i)(A).

“US HoldCo Benefit Plans” has the meaning set forth in Section 5.02(t)(i).

“US HoldCo Employment Agreement” means the Employment Agreement, effective January 1, 2002 between US HoldCo and Arkadi Kuhlmann, as amended.

“US HoldCo Financial Statements” has the meaning set forth in Section 5.02(k)(i)(B).

“US HoldCo Interim Balance Sheet” has the meaning set forth in Section 5.02(k)(i)(B).

“US HoldCo Liquidation” has the meaning set forth in the Recitals.

“US HoldCo Material Contracts” has the meaning set forth in Section 5.02(w)(i).

“USA PATRIOT Act” means the USA PATRIOT Act of 2001 and any rules or regulations promulgated thereunder.

“Voting Debt” has the meaning set forth in Section 5.02(b)(ii).

“Voting Stock Cap” has the meaning set forth in Section 3.01(c)(i).

ARTICLE II

THE TRANSACTIONS

2.01 The Transactions. On the terms of this Agreement and subject to the satisfaction or waiver of the conditions set forth in Article VII hereof, at the Closing, US HoldCo shall sell, transfer and deliver to Purchaser, or to a wholly owned Subsidiary of Purchaser designated in writing at least two Business Days prior to the Closing Date, and Purchaser shall purchase, accept and assume, or cause such wholly owned Subsidiary to purchase, accept and assume, from US HoldCo, (a) the Shares free and clear of any Liens (the “Stock Sale”), (b) the assets of US HoldCo listed on Schedule 2.01(a) free and clear of any Liens (other than Permitted Liens) (collectively, the “Transferred Assets”), and (c) the liabilities of US HoldCo listed on Schedule 2.01(b) (collectively, the “Assumed Liabilities”). For the avoidance of doubt, the Transferred Assets do not include any Excluded Assets and the Assumed Liabilities do not include any Excluded Liabilities. The transactions described in clauses (b) and (c) are referred to herein as the “Asset Sale”, and together with the Stock Sale, are referred to herein as the “Transactions”.

2.02 The Closing. The closing of the Transactions (the “Closing”, and the date on which the Closing occurs, the “Closing Date”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York at 10:00 a.m., New York City time, on the third Business Day immediately following the satisfaction or waiver of the last of the conditions specified in Article VII of this Agreement to be satisfied or waived, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions, or at such other place or such other date as agreed to by the Parties. Notwithstanding the foregoing, if the Closing would otherwise occur on a day that occurs in the last 5 Business Days of a month, Purchaser may, at its option, postpone the Closing until the first Business Day of the following month; provided that, if Purchaser exercises its option under this sentence, the condition under Section 7.02(a) shall be deemed to be satisfied as of such delayed Closing Date if it was satisfied as of the date Closing would have occurred absent such delay. The effective time of the Transactions (the “Effective Time”) shall be 11:59 p.m., New York City time, on the Closing Date.

ARTICLE III

CONSIDERATION

3.01 Payment and Delivery of Consideration. (a) At the Closing, Purchaser shall, in consideration of the Transactions, pay (or cause to be paid) and issue, respectively, to US HoldCo (or any Subsidiary of Group designated by Group in writing no later than two Business Days prior to the Closing) the following (the “Purchase Price”):

(i) an amount in cash determined in accordance with Section 3.01(b) (the “Cash Consideration”); and

(ii) a number of shares of Purchaser Common Stock, free and clear of any Liens, determined in accordance with Section 3.01(c) (the “Share Consideration”).

The Cash Consideration and the Share Consideration are referred to collectively in this Agreement as the “Consideration”.

(b) The amount of the Cash Consideration shall equal the sum of (A) (i) $6,200,000,000 (the “Base Cash Consideration”), (ii) an amount in cash determined in accordance with Section 3.01(c)(ii)(y) (the “Additional Cash”), if any, (iii) to the extent applicable, an amount in cash equal to the amount of any equity contribution made by Sellers or their Affiliates (other than the Sales Package Companies) to the Bank after the date hereof and prior to the Closing at the request or direction of the OTS, the OCC or the Federal Reserve, as to which reasonably satisfactory evidence is produced as to the making of such contribution and the reasons therefor, and minus (B) to the extent applicable, an amount equal to the adjustment as set forth in Section 6.18(b). In addition, there shall be added to the amount of the Cash Consideration the amount of any Positive IABF Adjustment Factor and there shall be subtracted from the amount of the Cash Consideration the amount of any Negative IABF Adjustment Factor.

(c) The Share Consideration shall be 55,921,710 shares of Purchaser Common Stock, subject to adjustment in accordance with this Section 3.01(c).

(i) If the Share Consideration does not exceed 9.9%, of the Outstanding shares of Purchaser Common Stock on the Closing Date (the “Voting Stock Cap”), then no Additional Cash shall be paid; provided, however, that Sellers shall have the right to decrease the Voting Stock Cap upon written notice to Purchaser at least three

Business Days prior to Closing, to a lower percentage (but not less than 9.7%) to accommodate beneficial ownership of Purchaser Common Stock by Sellers and their Affiliates at that time and in such event all references to “Voting Stock Cap” herein shall be deemed to refer to such lower percentage.

(ii) If the Share Consideration exceeds the Voting Stock Cap (such excess, the “Excess Shares”), then: (x) the Share Consideration shall be reduced to that number of shares of Purchaser Common Stock equal to the Voting Stock Cap and (y) Purchaser shall, in addition to the Base Cash Consideration and the Share Consideration as adjusted pursuant to clause (x), pay to the Sellers an additional amount in cash equal to product of (i) the Excess Shares and (ii) the average, rounded to the nearest one tenth of a cent, of the closing sale prices of Purchaser Common Stock on the NYSE as reported by the Wall Street Journal for the five trading days immediately preceding the date of the Effective Time.

(d) At the Closing, there shall be calculated and agreed by the Parties an amount that represents the adjustment to shareholder’s equity of the Bank after tax as a result of the IABF Transactions based on the difference between the (i) fair value of the IABF at Closing and (ii) book value (which book value shall not give effect to any fair value adjustments) of the IABF at Closing which shall be calculated on a basis consistent with the methodologies and assumptions used to calculate the adjustment to “Total Equity” reflected in the column “Sales Delinking Transaction” of the Pro Forma Balance Sheet, which is reflected on the Pro Forma Balance Sheet as the number set forth on Schedule 3.01(d) (the “Baseline IABF Adjustment”). Such amount calculated at Closing shall be referred to as the “Closing IABF Adjustment Amount.” If the Closing IABF Adjustment Amount is less than the Baseline IABF Adjustment, the absolute value of the difference shall be a “Negative IABF Final Adjustment Factor”. If the Closing IABF Adjustment Amount is greater than the Baseline IABF Adjustment, then the absolute value of the difference shall be a “Positive IABF Adjustment Factor”. The parties shall cooperate in good faith prior to Closing to mutually agree on a calculation of the Closing IABF Adjustment Amount, and in connection therewith each party shall reasonably cooperate with the other and provide the necessary information.

(e) Payment of the Cash Consideration or any other amounts of cash under this Agreement as set forth on Schedule 3.01(e) shall be in United States Dollars by wire transfer of immediately available funds to an account to be designated by the Party (which designation, for any payment due to any Seller, shall be made by Group) receiving such payment by written Notice to the other Party at least two Business Days prior to the date on which each payment is due.

3.02 Certain Adjustments. If, between the date of this Agreement and the Effective Time, Outstanding shares of Purchaser Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination, exchange of shares, or any similar change in capitalization, then the Share Consideration shall be appropriately and proportionately adjusted to provide to the Sellers the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 3.02 shall be construed as permitting Purchaser to take any action or enter into any transaction otherwise prohibited by this Agreement.

3.03 Deliveries and Actions by Sellers. At the Closing, Group shall deliver, or cause to be delivered, to Purchaser the following:

(a) a stock certificate representing duly issued and validly authorized shares of capital stock of Bank representing all the issued and Outstanding Equity Interests of Bank, duly endorsed in blank or accompanied by a stock power duly executed in blank in a form acceptable for transfer on the books of Bank and with all required stock transfer tax stamps affixed thereto, free and clear of all Liens;

(b) documentation reasonably satisfactory to Purchaser reflecting the transfer on the books of each of Realty, Community and NTE Santa Monica, LLC of the Equity Interests representing all of the issued and outstanding Equity Interests of Realty and all of the Equity Interests of Community and NTE Santa Monica, LLC owned by US HoldCo, in each case free and clear of all Liens;

(c) counterparts to each of the Ancillary Agreements duly executed on behalf of Group and/or its Subsidiaries, as applicable;

(d) resignations from each of the members of the Board of each Direct Sale Company;

(e) a certificate, dated the Closing Date, signed by each of the chief executive officer and chief financial officer of Non-US HoldCo, certifying as to the matters set forth in Sections 7.02(a) and 7.02(b);

(f) a certificate required to be delivered pursuant to Section 6.15(j); and

(g) any other customary certificates or other instruments as Purchaser may reasonably request in order to give effect to this Agreement.

3.04 Deliveries and Actions by Purchaser. At the Closing, Purchaser shall deliver, or cause to be delivered, to US HoldCo (or any Subsidiary of Group designated by Group in writing no later than two Business Days prior to the Closing) the following:

(a) a stock certificate, or if uncertificated, other appropriate evidence of ownership reasonably acceptable to Sellers, representing duly issued and validly authorized shares of capital stock of Purchaser representing that number of newly issued shares of Purchaser Common Stock equal to the Share Consideration, registered in the name of the person designated by Group in accordance with Section 3.01 and with all required stock transfer tax stamps affixed thereto or with respect thereto, free and clear of all Liens;

(b) counterparts to each of the Ancillary Agreements duly executed on behalf of Purchaser and/or its Subsidiaries, as applicable;

(c) a certificate, dated the Closing Date, signed by each of the chief executive officer and chief financial officer of Purchaser, certifying as to the matters set forth in Sections 7.03(a) and 7.03(b); and

(d) any other customary certificates or other instruments as Sellers may reasonably request in order to give effect to this Agreement.

3.05 Withholding. The payment of the Purchase Price shall be net of any applicable withholding taxes that Purchaser is required to deduct and withhold from such payments under applicable Tax Law. To the extent that amounts are so deducted and withheld by Purchaser, such amounts shall be treated for all purposes of this Agreement and the Ancillary Agreements as having been paid to the person in respect of which such deduction and withholding was made.

ARTICLE IV

ACTIONS PENDING ACQUISITION

4.01 Conduct of Business Prior to the Effective Time. During the period from the date of this Agreement through the Effective Time, except as Previously Disclosed, as expressly contemplated, permitted or required by this Agreement or any Ancillary Agreement, or except as consented to in advance in writing by Group or Purchaser, as the case may be (which consent shall not be unreasonably withheld, delayed or conditioned), each of (i) the Sales Package Companies, (ii) Purchaser (but only with respect to clause (c)) and (iii) the Sellers (in the cases of (a) and (b) only with respect to the Sales Package Companies) shall, and shall cause each of its Subsidiaries to: (a) conduct its business in the ordinary course; (b) use reasonable best efforts to maintain and preserve intact its business organization, assets, employees and relationships with regulators, customers, suppliers, employees, licensors and licensees and (c) take no action that would reasonably be expected to adversely affect or delay (or fail to take any action the failure of which would be reasonably expected to adversely affect or delay) the ability of any person to obtain any required Consents, the Requisite Regulatory Approvals or perform its obligations under this Agreement, or result in the Transactions or the other transactions contemplated by this Agreement or any of the Ancillary Agreements not being consummated on a timely basis.

4.02 Forbearances of the Direct Sale Companies. The Sellers agree that from the date hereof until the Effective Time, except as expressly contemplated, permitted or required by this Agreement or any Ancillary Agreement, as Previously Disclosed, or as required by Law, the Sellers shall not (solely with respect to the conduct of the business of the Sales Package Companies) and shall not cause or permit any of the Sales Package Companies, to take any of the following actions, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) amend its Governing Documents, or enter into a plan of consolidation, merger, share exchange, reorganization or similar business combination (other than with respect to consolidations, mergers, share exchanges, reorganizations or similar business combinations solely involving its wholly owned Subsidiaries);

(b) (i) adjust, split, combine or reclassify any Equity Interests or issue or authorize the issuance of any additional Equity Interests or any securities in respect of, in lieu of or in substitution for, its Equity Interests, (ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any of its Equity Interests or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exercisable or exchangeable for any Equity Interest, (iii) grant or issue any Rights, (iv) issue any additional Equity Interests or issue any Voting Debt or (v) enter into or make any material change in any instrument or Contract governing the terms of any of its Equity Interests or other securities;

(c) other than in the ordinary course of business consistent with past practice or as expressly required pursuant to Contracts in force on the date hereof and made available to Purchaser prior to the date hereof in Sellers’ online data room other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business consistent with past practice, make any acquisition of or material investment in (either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets) any other person or property or assets of any other person, other than wholly owned Subsidiaries of the Direct Sale Companies as of the date of this Agreement;

(d) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, in either case except as required by applicable Law, any regulations, policies or corrective actions imposed on it by any Governmental Authority or increase its consolidated assets or liabilities or its residential mortgages or deposits more than 3% above the levels contemplated by the Medium Term Plan as measured on a monthly basis;

(e) sell, transfer, pledge, lease, grant, license, mortgage, assign, encumber or otherwise dispose of (including by merger) any part of its business or any of its properties or assets to any person other than any of the Sales Package Companies, or cancel, release or assign any Indebtedness of any person to any other person other than any of its wholly owned Subsidiaries or any claims against any person to any person other than any of its wholly owned Subsidiaries, except in each such case (i) in the ordinary course of business consistent with past practice and or in an amount that does not exceed $3,000,000 in the aggregate or (ii) as expressly required by Contracts in force as of the date of this Agreement and disclosed as such in Section 4.02(e) of the Seller Disclosure Schedule;

(f) make any capital expenditure in excess of $750,000 individually or $15,000,000 in the aggregate;

(g) (i) incur any material long-term Indebtedness for borrowed money (or modify any of the material terms of any such outstanding long-term Indebtedness), (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person or (iii) make any loan or advance to any person, in the case of clauses (ii) and (iii) only other than in the ordinary course of business consistent with past practice;

(h) except as required by applicable Law, any regulations, policies or corrective actions imposed on it by any Governmental Authority or as required by GAAP, restructure or make any material change to (i) its investment securities portfolio, its derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise or (ii) the manner in which the portfolio is classified or reported, in any material respect;

(i) other than terminations in the ordinary course of business consistent with past practice, terminate, waive or knowingly fail to use reasonable best efforts to enforce any material provision of any US HoldCo Material Contract;

(j) other than to make changes that are required by applicable Law or to satisfy Previously Disclosed contractual obligations existing as of the date hereof, (i) terminate, enter into or amend any US HoldCo Benefit Plan other than amendments in the ordinary course of business consistent with past practice that do not materially increase benefits, (ii) grant any salary or wage increase to employees or other service providers except for annual salary or wage increases in the ordinary course of business consistent with past practice, including the timing thereof, not to exceed four percent (4%) per year in the aggregate, (iii) make or commit to make any other compensatory payment to any employees or other service providers not otherwise due as of the date hereof (it being understood that this clause shall not be deemed to preclude ordinary course new hires and new hire compensation arrangements), (iv) pay any bonus or incentive compensation in excess of the amount earned based on actual performance to any employee, (v) grant new incentive compensation awards, or amend the terms of outstanding incentive compensation awards in any manner, including to accelerate the vesting, payment or settlement of such outstanding incentive compensation awards, or (vi) make any discretionary contributions or payments to any trust or other funding vehicle, except for contributions or payments required under the terms of a US HoldCo Benefit Plan or applicable Law or in the ordinary course of business consistent with past practice;

(k) (i) settle any Action, except for any Action that (A) involves solely money damages not in excess of $3,000,000 individually or $5,000,000 in the aggregate, and (B) does not involve or create an adverse precedent for an Action that is reasonably likely to be material to the Sales Package Companies, taken as a whole, or (ii) waive or release any rights or claims material to the Sales Package Companies, taken as a whole or agree to consent to the issuance of any injunction, decree, order or judgment restriction or otherwise materially adversely affecting its business or operations;

(l) implement or adopt any material change in its financial accounting principles, practices or methods, including reserving methodologies, other than as may be required by GAAP or IFRS, regulatory accounting guidelines or applicable Law;

(m) take, or omit to take, any action that is reasonably likely to result in any of the conditions to the Parties’ respective obligations to consummate the Transactions set forth in Article VII, including the Requisite Regulatory Approvals, not being satisfied on a timely basis or for any other reason the Transactions not being consummated on a timely basis;

(n) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or dissolution, restructuring, recapitalization or reorganization;

(o) enter into or renew any Contract or amendment thereof that (i) other than loans, funding arrangements and other transactions made in the ordinary course of business, provides for aggregate annual payments of $3,000,000 or more and which is not terminable on 60 days’ or less notice without payment of a premium or penalty, (ii) contains any non-competition or exclusive dealing obligations or other obligation which purports to limit or restrict in any respect the ability of any Sales Package Company (or, following consummation of the Transactions contemplated hereby, the ability of Purchaser or any of its Subsidiaries) to solicit customers or the manner in which, or the localities in which, all or any portion of the business of any Sales Package Company is or would be conducted or (iii) contains any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of any Sales Package Company (or, following consummation of the Transactions contemplated hereby, the ability of Purchaser or any of its Subsidiaries) to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business;

(p) sell, transfer, pledge, lease, grant, license, mortgage, assign, encumber or otherwise dispose of (including by merger) any of the Shares or, other than in the ordinary course of business, the Transferred Assets or the Assumed Liabilities;

(q) make (except in the ordinary course of business and to the extent consistent with past practice) or change any Tax election, change any annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return (except in the ordinary course of business and to the extent consistent with past practice), enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a Tax refund, or waive any statute of limitations with respect to any Tax, if any such action would have the effect of increasing the Tax liability (or reducing the Tax attributes) of Purchaser or any of its Affiliates (including, after the Closing, the Direct Sale Companies and their Subsidiaries) for any taxable period ending after the Closing Date; or

(r) enter into any Contract, or otherwise agree or commit, to do any of the foregoing.

4.03 Forbearances of Purchaser. Except as Previously Disclosed, required by Law, or as expressly contemplated, permitted or required by this Agreement, Purchaser agrees that from the date hereof until the Effective Time, Purchaser shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Group (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) amend its Governing Documents in a manner that would affect the Sellers adversely relative to other holders of Purchaser Common Stock;

(b) solely with respect to Purchaser, (i) adjust, split, combine or reclassify the Purchaser Common Stock, or (ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any Purchaser Common Stock or any of its other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exercisable or exchangeable for any Purchaser Common Stock, other than making, declaring or paying regular quarterly dividends on Purchaser Common Stock not in excess of $.05 per share of Purchaser Common Stock per quarter with substantially the same record dates as have been utilized in recent periods;

(c) take any action that is reasonably likely to result in any of the conditions to the Parties’ respective obligations to consummate the Transactions set forth in Article VII, including the receipt of the Requisite Regulatory Approvals, not being satisfied on a timely basis or for any other reason the Transactions not being consummated on a timely basis;

(d) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or dissolution, restructuring, recapitalization or reorganization of Purchaser; or

(e) enter into any Contract, or otherwise agree or commit, to do any of the foregoing.

4.04 Representatives. Each of Group and Purchaser agrees to make one or more of its authorized representatives readily and reasonably available to consider requests from the other Party for consents under Sections 4.01, 4.02 and/or 4.03, as applicable (in the case of Purchaser, the “Purchaser Representative”, and in the case of Group, the “Seller Representative”). The initial Purchaser Representative shall be Murray Abrams or his designee, and the initial Seller Representative shall be Raja Venkata Raman or his designee.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.01 Disclosure Schedules. Contemporaneously with the execution of this Agreement, the Sellers have delivered to Purchaser a schedule, and Purchaser has delivered to Group a schedule (respectively, such Party’s “Disclosure Schedule”) setting forth, in correspondingly numbered sections, items the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations and warranties contained in Section 5.02 or 5.03, or to one or more of the covenants contained in Article IV or Article VI. For the avoidance of doubt, information disclosed in any single section of a Disclosure Schedule shall be deemed to be included in any other section where such disclosure would reasonably appear on its face to be an applicable disclosure or qualification thereunder, whether or not repeated or cross-referenced under such section.

5.02 Representations and Warranties of the Sellers. Except as Previously Disclosed, the Sellers hereby represent and warrant to Purchaser, as follows:

(a) Organization, Standing. Each of the Sellers and the Sales Package Companies is (i) duly organized, (ii) validly existing and (iii) where so recognized, in good standing under the Laws of the jurisdiction of its organization, except (in the case of clause (iii) only) as has not had, nor is reasonably likely to have, a Material Adverse Effect. Each Sales Package Company is duly licensed or qualified to do business in the states of the United States and any non-U.S. jurisdictions where its ownership or leasing of property or assets or the nature or conduct of its business requires it to be so licensed or qualified, except as has not had, nor is reasonably likely to have, a Material Adverse Effect.

(b) Capitalization. (i) The authorized capital stock of the Bank consists of 1,000 shares of common stock, par value $1.00, of which 1,000 shares are Outstanding and held by US HoldCo, free and clear of any Liens. US HoldCo owns all of the Equity Interests of Realty, 99.99% of the Equity Interests of Community and 1% of the Equity Interests of NTE Santa Monica, LLC, free and clear of any Liens. The Equity Interests of Community that are not owned by US Holdco are owned by the Bank and the Equity Interests of NTE Santa Monica, LLC that are not owned by US HoldCo are owned by Realty, in each case, free and clear of any Liens. There are no other Outstanding Equity Interests in Bank. There are no Outstanding Rights relating to any Equity Interests of the Direct Sale Companies. All of the Outstanding Equity Interests of each of the Direct Sale Companies are duly and validly authorized and validly issued, and are fully paid and nonassessable. None of the Outstanding Equity Interests of any of the Sales Package Companies has been issued in violation of any preemptive or similar rights of the current or past holders of Equity Interests of any of the Sales Package Companies. None of the Sales Package Companies has any contractual obligation to register with the SEC any of its Equity Interests or any Equity Interests of its Subsidiaries.

(ii) No bonds, debentures, notes or other Indebtedness having the right to vote on any matters on which the holders of Equity Interests may vote (“Voting Debt”) are issued or Outstanding in respect of any of the Sales Package Companies.

(iii) Sellers have Previously Disclosed the number of shares of Purchaser Common Stock beneficially owned (as defined in Rule 13D of the Exchange Act) by Sellers and their Affiliates (other than the Direct Sale Companies) as of the date hereof.

(c) Subsidiaries and Equity Holdings. (i) The Sellers have Previously Disclosed a list of all of the Sales Package Companies. Each Direct Sale Company owns, directly or indirectly, all the Outstanding Equity Interests of each of its Subsidiaries free and clear of Liens, and all such Equity Interests have been duly authorized and are validly issued and outstanding, fully paid and nonassessable. The Sellers have previously made available complete and correct copies of the Governing Documents of each Sales Package Company, each as amended to the date hereof, and such Governing Documents are in full force and effect. There are no Contracts by which any of the Direct Sale Companies is or may become bound to sell or otherwise transfer any Equity Interests of any of its Subsidiaries or that relate to its rights to vote or dispose of any Equity Interests of any of its Subsidiaries.

(ii) The Sellers have Previously Disclosed a list of all Equity Interests that the Direct Sale Companies and their respective Subsidiaries own, control or hold for their own account as of the date of this Agreement. None of the Direct Sale Companies and any of their respective Subsidiaries owns more than 4.9% of a class of voting securities of, or otherwise controls, any depository institution or holding company of a depository institution.

(d) Power. Each Sales Package Company has the corporate (or comparable) power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted.

(e) Authority. Each Seller has the corporate power and authority necessary to execute, deliver and perform its respective obligations under this Agreement and the Ancillary Agreements to which it is a party, and to consummate (or to cause the consummation of) the transactions contemplated hereby or by the Ancillary Agreements. No vote of the holders of Group’s Equity Interests is necessary to approve this Agreement, the Ancillary Agreements or the transactions contemplated hereby or by the Ancillary Agreements on the part of Group. The Board of Directors of each Seller has approved this Agreement, and the transactions contemplated by this Agreement and the Ancillary Agreements, and this Agreement and the Ancillary Agreements, and the transactions contemplated hereby and thereby have been authorized by all necessary corporate action on the part of each such Party. Assuming due authorization, execution, and delivery of this Agreement and the Ancillary Agreements by the other parties hereto (other than Sellers and their Affiliates) and thereto, this Agreement is, and, when executed, each of the Ancillary Agreements will be, a valid and legally binding obligation of the Sellers and their respective Subsidiaries (to the extent party thereto), enforceable in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(f) Consents and Approvals. Other than (A) the filing with the SEC of such reports and filings under Sections 13(a), 13(d), 13(g) and 16 of the Exchange Act as may be required in connection with this Agreement, and the transactions contemplated hereby and by the Ancillary Agreements, (B) the filing of applications and notices with the Federal Reserve and approval thereof, (C) such applications, filings and Consents as may be required under the banking laws of any state, and approval thereof, including the Delaware Office of the State Bank Commissioner, (D) Consents, filings or exemptions required under Securities Laws relating to the regulation of broker-dealers, investment companies and investment advisors and federal commodities laws relating to the regulation of futures commission merchants and the rules and regulations of the SEC and the Commodity Futures Trading Commission thereunder and of any applicable industry self-regulatory organization and the rules of the NYSE, Euronext Amsterdam, FINRA or which are required under consumer finance, mortgage banking and other similar laws of the various states in which it or any of its Subsidiaries is licensed or regulated, (E) notices or filings under the HSR Act, (F) the Consents of state insurance regulators, (G) the approval of the Dutch Central Bank (De Nederlandsche Bank), (H) notices to the European Commission, (I) notices to the Dutch Ministry of Finance (Dutch Ministrerie Van Financiën), (J) notices to the Netherlands Authority for the Financial Markets (Autoriteit Financiele Markten), (K) consents, filings, exemptions or waivers required under U.S. Federal Banking Law in connection with the consummation of the IABF Transactions or an Alternative IABF Restructuring and (L) such other Consents, authorizations, filings, approvals and registrations which if not obtained or made would not, individually or in the aggregate, be material to it and its Subsidiaries taken as a whole (clauses (B) through (K) collectively, the “Seller Regulatory Consents”), no notice to, application or filing with, or Consent of, any Governmental Authority is necessary in connection with the Sellers’ execution, delivery or performance of this Agreement and the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby or thereby. A detailed list of all Seller Regulatory Consents required by the Sellers and their respective Subsidiaries as of the date hereof is disclosed in Section 5.02(f) of the Seller Disclosure Schedule. As of the date hereof, neither the Sellers nor any of their respective Subsidiaries has knowledge of any reason why all Seller Regulatory Consents would not be received in order to permit consummation of the transactions contemplated hereby and by the Ancillary Agreements on a timely basis.

(g) Regulatory Matters. (i) None of the Sales Package Companies is subject to, or has been advised that it is reasonably likely to become subject to, any written Order, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, or adopted any extraordinary board resolutions at the request of, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or otherwise involved with the supervision or regulation of any of the Sales Package Companies. Except for normal examinations conducted by a Governmental Authority in the ordinary course of business of the Sales Package Companies, no Governmental Authority has initiated since January 1, 2008 or has pending any proceeding, enforcement action or, to the knowledge of the Sellers, investigation into the business, disclosures or operations of the Sales Package Companies. There are no unresolved violations set forth in any report relating to any examinations or inspections by any Governmental Authority of any of the Sales Package Companies, except any such violations that would not reasonably be expected to, individually or in the aggregate, be material to the Sales Package Companies, taken as a whole.

(h) No Defaults. Neither the execution, the delivery nor the performance by the Sellers of this Agreement or the Ancillary Agreements, nor the consummation of any of the transactions contemplated hereby or by the Ancillary Agreements nor the compliance by the Sales Package Companies with any of the provisions hereof and thereof shall (A) conflict with or result in a breach or violation of any Sales Package Companies’ Governing Documents, (B) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation or acceleration of, any material Lien (with or without the giving of notice, the lapse of time or both) on any material asset of any Sales Package Company under any Contract or Permit of any Sales Package Company, or any change in any Sales Package Companies’ rights or obligations under any material Contract or (C) subject to receipt of the Requisite Regulatory Approvals and the expiration of any waiting period required by Law, violate any Law or Permit applicable to the Sales Package Companies or any of their respective material assets.

(i) Takeover Laws. The Sellers and the Sales Package Companies have taken all action required to be taken by them in order to exempt this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby from, and this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “anti-greenmail,” “business combination” or other antitakeover Laws of any jurisdiction (collectively, “Takeover Laws”). The Sellers and the Sales Package Companies have taken all action required to be taken by them in order to make this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby comply with, and this Agreement, the Ancillary Agreements, and the transactions contemplated hereby and thereby do comply with, the requirements of any provisions of its Governing Documents concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions.

(j) Financial Advisors. None of the Sellers, their respective Subsidiaries or any of their respective directors, officers or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated hereby or by the Ancillary Agreements, except that Group has employed Deutsche Bank AG, London Branch and JP Morgan Securities, Inc. as its financial advisors (whose fees or commissions are payable solely by Sellers and their Affiliates (other than the Direct Sale Companies)).

(k) US HoldCo’s and its Subsidiaries’ Financial Statements and Regulatory Filings. (i) The Sellers have made available to Purchaser (A) the audited consolidated balance sheets of US HoldCo as of December 31, 2008, 2009 and 2010, and the audited consolidated statements of operations, shareholder’s equity and comprehensive income (loss), and cash flows of US HoldCo and its Subsidiaries for the years ended December 31, 2008, 2009 and 2010 (collectively, the “US HoldCo Audited Financial Statements”), (B) the unaudited consolidated balance sheet of US HoldCo and its Subsidiaries as of March 31, 2011 (collectively, the “US HoldCo Interim Balance Sheet”, and, together with the US HoldCo Audited Financial Statements, the “US HoldCo Financial Statements”), (C) the audited consolidated balance sheets of Bank and its Subsidiaries as of December 31, 2008, 2009 and 2010, and the audited consolidated statements of operations, shareholder’s equity and comprehensive income (loss), and cash flows of Bank and its Subsidiaries for the years ended December 31, 2008, 2009 and 2010 (collectively, the “Bank Audited Financial Statements”), and (D) the unaudited consolidated balance sheets of Bank and its Subsidiaries as of March 31, 2011, and the unaudited consolidated statements of operations, shareholder’s equity and comprehensive income (loss), and cash flows of Bank and its Subsidiaries for the three-month period ended March 31, 2011 (collectively, the “Bank Interim Financial Statements”, and, together with the Bank Audited Financial Statements, the “Bank Financial Statements”).

(ii) The Sellers have made available to Purchaser the unaudited pro forma consolidated balance sheet of the Sales Package Companies as of March 31, 2011 giving effect to the IABF Transactions (the “Pro Forma Balance Sheet”). The Pro Forma Balance Sheet (A) was prepared by management individuals of Group and its Subsidiaries with subject matter knowledge in good faith with the objective of material compliance with GAAP, (B) was prepared from, and is in accordance with, the books of account and other financial records of US HoldCo and its Subsidiaries, and (C) reflects the methodology and accounting entries that will be implemented at Closing, in all material respects, reflecting the Transferred Assets and Assumed Liabilities as assets and liabilities, respectively, of the Sales Package Companies and the effect of the IABF Transactions on the consolidated financial position of the Sales Package Companies as if such actions had been taken at March 31, 2011.

(iii) Each of the US HoldCo Financial Statements and the Bank Financial Statements has been prepared from, and are in accordance with, the books of account and other financial records of US HoldCo and its Subsidiaries, and Bank and its Subsidiaries, as applicable, in accordance with GAAP or the accounting requirements and published rules and regulations of the Office of Thrift Supervision, as applicable, consistently applied throughout the period indicated, and present fairly, in all material respects, (A) the consolidated financial position and (B) in the case of the Bank Financial Statements only, results of operations, cash flows and statement of shareholders’ equity of US HoldCo and its Subsidiaries, Bank and its Subsidiaries, and the Sales Package Companies, as applicable, in each case as of the respective dates and for the period covered thereby, subject, in each case, to (A) any matter disclosed in the US HoldCo Financial Statements (or the notes thereto, if applicable), (B) any matter disclosed in the Bank Financial Statements (or the notes thereto, if applicable), and (C) in the case of the Bank Interim Financial Statements (or the notes thereto, if applicable), normal year-end adjustments, none of which is expected to be material.

(iv) Since January 1, 2007, the Sales Package Companies have filed all material reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file with any applicable Governmental Authority and have paid all material fees and assessments due and payable in connection therewith. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Governmental Authority with which they were filed.

(v) Solely with respect to Realty, Community, the Transferred Assets and the Assumed Liabilities, except (A) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2010, (B) for liabilities and obligations incurred in connection with actions expressly required or contemplated by the terms of this Agreement or the transactions contemplated hereby or by the Ancillary Agreements or (C) as fully reflected or reserved against in the US HoldCo Financial Statements (or notes thereto, if applicable), US HoldCo and its Subsidiaries have no liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due) that has had, or is reasonably expected to have, a Material Adverse Effect.

(vi) Except (A) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2010, (B) for liabilities and obligations incurred in connection with actions expressly required by the terms of this Agreement or by the Ancillary Agreements or (C) as fully reflected or reserved against in the Bank Financial Statements (or notes thereto, if applicable), Bank and its Subsidiaries have no liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due) that has had, or is reasonably expected to have, a Material Adverse Effect.

(l) Absence of Certain Changes. Since December 31, 2010, (1) Sellers and their Affiliates (with respect to the Sales Package Companies) and the Sales Package Companies have conducted their respective businesses in the ordinary course, (2) no Effect has occurred or arisen that individually or taken together with all other Effects, has had, or is reasonably likely to have, a Material Adverse Effect or a Materially Burdensome Regulatory Condition of the type contemplated by clause (ii) of the definition of such term and (3) neither Sellers, their Affiliates nor the Sales Package Companies have taken actions that would require Purchaser’s consent if taken after the date hereof through the Closing Date pursuant to Section 4.02(a), 4.02(b), 4.02(c),4.02(d), 4.02(e), 4.02(f), 4.02(g), 4.02(h) or 4.02(k).

(m) Litigation. (i) As of the date of this Agreement, there is no civil, criminal or administrative action, suit, claim, case, litigation, arbitration, opposition, objection, cancellation, inquiry, hearing, dispute, demand, investigation or proceeding (collectively, “Action”) pending or, to the Sellers’ knowledge, threatened against any of the Sales Package Companies (and the Sellers are not aware of any basis for any such Action), nor is there any Order of any Governmental Authority or arbitration outstanding or threatened against any of the Sales Package Companies (or in the process of being issued), except as has not had, nor is reasonably likely to have, a Material Adverse Effect.

(ii) As of the date of this Agreement, there is no Action that is pending or to their knowledge, threatened against any of the Sellers, nor is there any Order of any Governmental Authority or arbitration outstanding or threatened against them (or in the process of being issued), that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect.

(n) Compliance with Laws. Except as has not had, nor is reasonably likely to have, a Material Adverse Effect since December 31, 2007: (i) each Seller (with respect to the Sales Package Companies) and each Sales Package Company has conducted its business in compliance with all Laws applicable thereto or to the employees conducting such businesses, including the Sarbanes-Oxley Act of 2002, Sections 23A and 23B of the Federal Reserve Act, the Equal Credit Opportunity Act, the Fair Housing Act, the CRA, the Truth in Lending Act, the Home Mortgage Disclosure Act and all other applicable fair lending Laws and other Laws relating to discriminatory or unfair and deceptive business practices, the USA PATRIOT Act and the Bank Secrecy Act, and has not received notice of any defaults or violations of any applicable Laws from any Governmental Authority of competent jurisdiction;

(ii) each Sales Package Company has at all times held all Permits and Orders of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their respective assets and properties and to conduct their respective businesses as presently conducted; all such Permits and Orders are in full force and effect and, to the Sellers knowledge, no suspension or cancellation of any of them is threatened;

(iii) to the extent required by applicable Law, each Sales Package Company has at all times complied in all material respects with any posted or internal privacy policies relating to data protection or privacy, including the protection of personal information; and

(iv) (A) each Sales Package Company has properly administered all accounts for which it acts as a fiduciary, including accounts for which it acts as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents of such accounts and applicable Law; (B) no Sales Package Company has received notice of any failure to properly administer all accounts for which it acts as a fiduciary; and (C) no Sales Package Company or, to the knowledge of the Sellers, any director, officer or employee of any Sales Package Company has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(o) Books and Records and Internal Controls. (i) The books and records of the Sales Package Companies have been fully, properly and accurately maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements, and there are no inaccuracies or discrepancies of any kind contained or reflected therein, except as has not had, nor is reasonably likely to have, a Material Adverse Effect.

(ii) The Sales Package Companies have established and maintain a system of internal accounting controls sufficient to ensure the reliability of financial reporting and the preparation of financial statements in accordance with GAAP consistently applied and applicable Law.

(iii) Since January 1, 2007, (A) none of Sellers, the Sales Package Companies nor, to the Sellers’ knowledge, any director, officer, employee, auditor, accountant or representative of any Sales Package Company has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of any Sales Package Company or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that any Sales Package Company has engaged in questionable accounting or auditing practices, (B) to the Sellers’ knowledge, no attorney representing any Sales Package Company, whether or not employed by any Sales Package Company, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by any Sales Package Company or any of the Sales Package Companies’ officers, directors, employees or agents to its Board of Directors or any committee thereof or to any of its directors or officers and (C) there have been no significant deficiencies or material weaknesses of the Sales Package Companies that have been identified with respect to the design or operation of internal control over financial reporting relating to the Sales Package Companies and, to the knowledge of the Sellers, there has been no event of fraud, whether or not material assessed at the level of Sellers, that involved management or employees who have or had a significant role in the Sales Package Companies’ internal control over financial reporting.

(p) Tax Matters. (i) (A) All Tax Returns that are required to be filed on or before the Closing Date by or with respect to US HoldCo or its Subsidiaries have been or will be timely filed on or before the Closing Date (taking into account any available extensions), and all such Tax Returns are or will be true, correct and complete in all material respects; (B) all Taxes owed by or with respect to US HoldCo or its Subsidiaries and due on or before the Closing Date (whether or not shown on the Tax Returns referred to in clause (A)) have been or will be timely paid in full on or before the Closing Date (taking into account any available extensions); (C) all deficiencies asserted in writing or assessments made in writing by the relevant taxing authority in connection with any of the Tax Returns referred to in clause (A) have been or will be timely paid in full on or before the Closing Date and (D) no issues that have been raised in writing by the relevant taxing authority in connection with any of the Tax Returns referred to in clause (A) are currently pending.

(ii) US HoldCo and its Subsidiaries have complied with all applicable material information reporting and withholding requirements with respect to Taxes.

(iii) There are no Liens on any of US HoldCo’s or its Subsidiaries’ assets that arose in connection with any failure (or alleged failure) to pay any Tax.

(iv) No waiver of any statute of limitations with respect to any of US HoldCo’s or its Subsidiaries’ Taxes is currently in effect.

(v) No written claim for Taxes has been asserted against US HoldCo or any of its Subsidiaries within the past three years by a taxing authority in a jurisdiction where neither US HoldCo nor any of its Subsidiaries files Tax Returns.

(vi) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into with or issued by any taxing authority within the past three years with respect to the Tax matters of US HoldCo or its Subsidiaries (and no such agreements or rulings have been requested by Sellers, US HoldCo or its Subsidiaries).

(vii) Neither the Direct Sale Companies nor any of their Subsidiaries has ever been a member of an affiliated, consolidated, combined or unitary Tax group for purposes of filing any Tax Return, other than, for purposes of filing consolidated federal income tax returns, a group of which US HoldCo was the common parent.

(viii) Neither US HoldCo nor its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period, as a result of any (A) change in accounting method under Section 481 of the Code (or any similar provision of state, local or foreign Law) made on or prior to the Closing Date; (B) installment sale or open transaction disposition made on or prior to the Closing Date; (C) prepaid amount received on or prior to the Closing Date; or (D) any election under Section 108(i) of the Code (or any similar provision of Law) made on or prior to the Closing Date.

(ix) Neither US HoldCo nor any of its Subsidiaries will be obligated as a result of the Transactions to make a payment to an individual that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(x) Neither US HoldCo nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code within the past three years.

(xi) Neither US HoldCo nor any of its Subsidiaries has entered into any “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or foreign Law).

(xii) Bank was at no time a “United States real property holding corporation” within the meaning of Section 897 of the Code during the past five years.

(xiii) Any unpaid Taxes of US HoldCo and its Subsidiaries (A) as of December 31, 2010 or March 31, 2011, as applicable, did not materially exceed the amount, if any, reserved for Taxes (excluding any amount reserved for deferred Taxes reflecting timing differences between book and Tax income) in the most recent balance sheets included in the US HoldCo Financial Statements or the Bank Financial Statements, as applicable, and (B) as of the Closing Date, do not exceed such amount, as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of US HoldCo and its Subsidiaries.

(xiv) (A) Each of Community and NTE Santa Monica, LLC qualifies, and has since the date of its formation qualified, to be treated as a partnership for federal income tax purposes and (B) Realty qualifies, and has since the date of its formation qualified to be treated as an entity disregarded as an entity separate from its owner for federal income tax purposes. None of Sellers, US HoldCo, any of the Direct Sale Companies or any of their respective Affiliates has taken a position inconsistent with the tax classification of any of Community, NTE Santa Monica, LLC or Realty described in the preceding sentence.

(xv) As of the Closing Date, the net operating loss carryovers of the Direct Sale Companies and their respective Subsidiaries for federal income tax purposes are no less than $818,000,000 (adjusted for taxable income or loss realized by the Direct Sale Companies and their Subsidiaries in the ordinary course of business between March 31, 2011 and the Closing Date, but excluding any further adjustments for taxable income or loss resulting from, arising out of or in connection with any extraordinary transactions, including any transactions contemplated by this Agreement) and, except as may result from the Stock Sale, such net operating losses are not subject to limitation under Section 382 of the Code, Treasury Regulations Sections 1.1502-15 or -21 or otherwise.

(xvi) There are (A) no items of income or gain of any of the Direct Sale Companies or their Subsidiaries that have been deferred pursuant to Treasury Regulations Section 1.1502-13 and that have not been subsequently recognized and (B) no excess loss accounts (within the meaning of Treasury Regulations Section 1.1502-19) with respect to the stock of any of the Direct Sale Companies or their Subsidiaries.

(xvii) No representation or warranty is made in this Section 5.02 with respect to Taxes, Tax Returns and the matters covered in this Section 5.02(p), except as provided in this Section 5.02(p), Section 5.02(s)(ii) or Section 5.02(t).

(q) Intellectual Property Matters. (i) Sellers have Previously Disclosed a complete and accurate list of all worldwide: (A) Patents; (B) Trademarks; (C) Internet domain name registrations, and (D) Copyrights, that are, in each case of clauses (A) through (D), currently Registered, or for which an application for Registration is currently pending, in the name of (1) one or more of the Sales Package Companies or (2) US HoldCo and that, in each case of clauses (A) through (D), are material to the conduct of the business of the Sales Package Companies as currently conducted.

(ii) The Intellectual Property owned by the Sales Package Companies is owned exclusively by the Sales Package Companies free and clear of all Liens (other than Permitted Liens).

(iii) As of the date of this Agreement, (A) none of (1) the Sales Package Companies, nor (2) Sellers or their Affiliates with respect to Intellectual Property used by the Sales Package Companies in their business as currently conducted, have received any written claim that remains unresolved alleging that they infringe or misappropriate in any material manner the Intellectual Property rights of any third party, (B) to Sellers’ knowledge, the conduct of the business of the Sales Package Companies as currently conducted does not infringe or misappropriate the Intellectual Property rights of any third party except as has not had, nor is reasonably likely to have, a Material Adverse Effect; (C) there are no unresolved written claims made by any of (1) the Sales Package Companies or (2) Sellers or their Affiliates against a third party alleging that such third party is infringing or misappropriating in any material manner any Intellectual Property owned, respectively, (i) by the Sales Package Companies or (ii) by Sellers or their Affiliates and currently used by the Sales Package Companies; (D) to Sellers’ knowledge, none of the Intellectual Property owned (1) by the Sales Package Companies or (2) by Sellers or their Affiliates and currently used in the conduct of the business of the Sales Package Companies is being infringed or misappropriated in any material manner by any third party; and (E) to Sellers’ knowledge, all Intellectual Property owned (1) by the Sales Package Companies or (2) by Sellers or their Affiliates, but only with respect to Intellectual Property used in the business of the Sales Package Companies, is valid and is enforceable in all material respects.

(iv) To the Sellers’ knowledge, the Sales Package Companies or Sellers and their Affiliates own or have the right pursuant to written Contracts to use all Intellectual Property that is material to the conduct of the business of the Sales Package Companies as currently conducted.

(v) The Sales Package Companies have taken commercially reasonable measures to protect the confidentiality of the Trade Secrets that are owned by them and material to their respective businesses.

(r) Environmental Matters. (i) The Sales Package Companies have complied at all times with all applicable Environmental Laws in all material respects;

(ii) to the Sellers’ knowledge, no property owned or operated by any of the Sales Package Companies (including soils, groundwater, surface water, buildings or other structures) has been contaminated with any Hazardous Substance in a manner that could reasonably be expected to require investigation or remediation or otherwise result in any material liability under any Environmental Law;

(iii) none of the Sales Package Companies has incurred any material liability for any release of any Hazardous Substance during or, to the Sellers’ knowledge, prior to the period of (A) the Sales Package Companies’ ownership or operation of any of their respective current properties or (B) the Sales Package Companies’ management of any property;

(iv) none of the Sales Package Companies has received any written notice, demand, letter, claim or request for information indicating that it may be in violation of or subject to any material liability under any Environmental Law;

(v) since January 1, 2007 to the date of this Agreement, none of the Sales Package Companies has been subject to any material Order or other arrangement with any Governmental Authority relating to liability under any Environmental Law; and

(vi) the Sales Package Companies possess all material Permits and authorizations required under any Environmental Law for their operations as presently conducted and, to the Sellers’ knowledge, there are no circumstances or conditions that could reasonably be expected to prevent the renewal or transfer, or require material modification, of such Permits and authorizations.

(s) Labor Matters. (i) None of the Sales Package Companies is a party to or is otherwise bound by any collective bargaining agreement, Contract or other agreement with a labor union or labor organization, and none of the Sales Package Companies is the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it to bargain with a labor union or labor organization. There is no pending or, to the Sellers’ knowledge, threatened, nor has there been since January 1, 2007, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving any of the Sales Package Companies. Since January 1, 2007, there has been no material activity involving any Sales Package Companies’ employees seeking to certify a collective bargaining unit or engaging in any other organization activity. Each employee of Sellers and their Affiliates whose employment consists primarily of providing services to the Sales Package Companies is employed by a Direct Sale Company or by a Subsidiary of a Direct Sale Company.

(ii) None of the Sales Package Companies is a party to, or otherwise bound by, any material consent decree with, or material citation by, any Governmental Authority relating to employees or employment practices. The Sales Package Companies are employing all of their employees in compliance in all material respects with all applicable Laws relating to employment and employment practices, including all applicable Laws related to Taxes, employment standards, workers’ compensation, terms and conditions of employment, occupational health and safety, disability benefits, wages and hours, termination of employment, human rights, immigration, pay equity, employment equity, and, where applicable, the Worker Adjustment and Retraining Notification Act. The Sales Package Companies are not in material breach of any such Laws and there are no pending, outstanding or threatened proceedings thereunder. There has been no material harassment, discrimination, retaliatory act or similar claim, action or proceeding against any Sales Package Company or any of their respective officers, directors or employees.

(t) Employee Benefit Plans. (i) The Sellers have Previously Disclosed a copy of each material (A) “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), (B) employment, retention, severance, change of control, or similar agreement, plan, arrangement or policy or (C) other agreement, plan, arrangement or policy providing for bonuses, profit-sharing, stock option, restricted stock or other stock-based awards or other forms of incentive or deferred compensation, vacation benefits, health or medical benefits, life, disability or sick leave benefits, severance benefits and retirement (including supplemental retirement) benefits, or otherwise for compensation or employee benefits, any related trusts, in each case, (x) which is maintained, administered or contributed to by any Sales Package Company or any ERISA Affiliate and covers any current or former employee, director or independent contractor of any Direct Sale Company or their respective Subsidiaries or (y) with respect to which any Sales Package Company has any liability (“US HoldCo Benefit Plans”). The list of US Holdco Benefit Plans set forth on Section 5.02(t)(i) of the Seller Disclosure Schedule denotes with an asterisk each such plan that is sponsored or maintained by a Direct Sale Company or by a Subsidiary thereof (each plan so denoted, a “Company Plan”). The Sellers have provided Purchaser with a true and complete copy of each Company Plan and a copy or form of each other US Holdco Benefit Plan, and, with respect to each such plan, the most recent summary plan description and actuarial and/or financial report, or material funding vehicles, if any.

(ii) Each US HoldCo Benefit Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter covering all Tax law changes through the Economic Growth and Tax Relief Reconciliation Act of 2001, from the IRS, and the Sellers are not aware of any reason why any such determination letter should be revoked or not be reissued. The Sellers have made available to Purchaser a copy of the most recent IRS determination letter with respect to each such applicable US HoldCo Benefit Plan. The US HoldCo Benefit Plans have been maintained in substantial compliance with their terms and with the requirements prescribed by any and all applicable Laws, including ERISA and the Code, to the extent applicable to such US HoldCo Benefit Plans.

(iii) No “reportable event,” within the meaning of Section 4043 of ERISA for which the reporting requirement has not been waived or extended, has occurred in connection with any US HoldCo Benefit Plan and no Sales Package Company nor any of their respective ERISA Affiliates reasonably expects to incur, any liability under Title IV of ERISA arising in connection with any ongoing, frozen or terminated “single-employer plan” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any Sales Package Company or any of their ERISA Affiliates. With respect to each US HoldCo Benefit Plan subject to Section 412 of the Code, (A) no such US HoldCo Benefit Plan has failed to meet the minimum funding standards (as determined under Section 303 of ERISA and Section 430 of the Code) applicable thereto and (B) the Pension Benefit Guaranty Corporation has not instituted or threatened to institute proceedings for the termination of any such US HoldCo Benefit Plan. None of the Sales Package Companies nor any predecessor thereof contributes to (or has any obligation to contribute to), or has in the past six years contributed to (or had any obligation to contribute to), any multiemployer plan, as defined in Section 3(37) of ERISA.

(iv) There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a liability of the Sales Package Companies following the Closing. Without limiting the generality of the foregoing, neither US HoldCo, Sales Package Companies nor any of its subsidiaries, nor any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(v) All contributions required to be made under each US HoldCo Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each US HoldCo Benefit Plan have been properly accrued and reflected in the US HoldCo Financial Statements.

(vi) As of the date hereof, there is no material litigation pending, nor to the Sellers’ knowledge, threatened relating to the US HoldCo Benefit Plans. None of the Sales Package Companies have any obligations for retiree health and life benefits under any US HoldCo Benefit Plan, and no written commitment has been made to any current or former employee of a Sales Package Company (in an employee benefit plan or otherwise) that would prevent the future curtailment or elimination of any such benefits.

(vii) There has been no amendment to, announcement by any Sales Package Company relating to, or change in participation or coverage under any US HoldCo Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

(viii) Each US HoldCo Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code (A) materially complies and, at all times after December 31, 2008 has materially complied, both in form and operation, with the requirements of Section 409A of the Code and the final regulations and other applicable guidance thereunder and (B) between January 1, 2005 and December 31, 2008 was operated in good faith compliance with Section 409A of the Code, as determined under applicable guidance of the Treasury and the IRS. No compensation payable by any Sales Package Company has been reportable as nonqualified deferred compensation in the gross income of any individual or entity, and subject to an additional tax, as a result of the operation of Section 409A of the Code.

(ix) Neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby, shall (A) entitle any employee of any Sales Package Company to any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or result in any payment of compensation or benefits under any of the US HoldCo Benefit Plans, (C) increase the amount payable or result in any other material obligation pursuant to, any of the US HoldCo Benefit Plans, (D) require the funding or increase in the funding of any such benefits (through a grantor trust or otherwise), or (E) result in payments under any of the US HoldCo Benefit Plans or otherwise which would not be deductible under Section 280G of the Code.

(u) Property. (i) The Sellers have Previously Disclosed a complete and accurate list of all real property owned, leased or licensed by any Sales Package Company or otherwise occupied by any Sales Package Company as of the date hereof.

(ii) Owned Real Property. The Sales Package Companies have good, valid and marketable fee title to all real property owned by them that is material to the Sales Package Companies, taken as a whole, free and clear of all Liens, except Permitted Liens. There are no outstanding mortgages, deeds of trust, options, rights of first offer or refusal or other pre-emptive rights or purchase rights with respect to any such owned real property. There are no pending or, to the Sellers’ knowledge, any threatened or contemplated condemnation or similar proceeding affecting such owned real property or any portion thereof. All real property owned by the Sales Package Companies is in compliance with all applicable zoning laws and building codes and is in sufficiently good operating condition and in a state of sufficiently good working order, ordinary wear and tear excepted except as has not had, nor is reasonably likely to have, a Material Adverse Effect.

(iii) Leased Property. All leases of real property, and all other leases of tangible property, material to the Sales Package Companies, taken as a whole, under which any of them, as lessee, leases personal property are valid, binding and enforceable in accordance with their respective terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles), there is not under any such lease any material existing Default by any Sales Package Company or, to the Sellers’ knowledge, any other party thereto, or any event which with notice, lapse of time or both would constitute such a material Default and all rent and other sums and charges due and payable under such lease have been paid.

(v) Personal Property. (i) Except as would not be material to the Sales Package Companies, taken as a whole, the Sales Package Companies have good title to all tangible personal property owned by them as reflected in the most recent audited balance sheets included in US HoldCo Financial Statements and Bank Financial Statements, as applicable, or acquired after the date thereof, except for assets that have been disposed of in the ordinary course of business since the date of such balance sheets, free and clear of all Liens (other than Permitted Liens).

(ii) Transferred Assets. US HoldCo has good and marketable title to, a valid and subsisting leasehold interest in or a valid and legal right to use as indicated herein the tangible personal property included in the Transferred Assets, free and clear of any Liens (other than Permitted Liens).

(w) US HoldCo Material Contracts. (i) The Sellers have Previously Disclosed a complete and accurate list, and previously made available complete and accurate copies, of the following Contracts to which any Sales Package Company is a party, or by which any Sales Package Company may be bound, or to which any Sales Package Company or their respective assets or properties may be subject (“US HoldCo Material Contracts”), in each case as of the date hereof:

(A) any material partnership, limited liability company, joint venture or other similar agreement or arrangement;

(B) any Contract relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) entered into since January 1, 2007 (other than Contracts relating to the acquisition or sale of other real estate owned) for which there are any outstanding obligations that are material to the Sales Package Companies;

(C) any Contract for the purchase of services, materials, supplies, goods, equipment or other assets or property that provides for either (1) annual payments of $2,000,000 or more or (2) aggregate payments of $5,000,000 or more;

(D) any material Contract relating to the borrowing of money by any Sales Package Company or the guarantee by any Sales Package Company of any such obligation (other than Contracts pertaining to fully secured repurchase agreements, trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business);

(E) any Contract containing covenants that limit in a material manner the ability of any Sales Package Company (or following the Closing, Purchaser or its Affiliates) to compete in any line of business or with any person, or that involve any restriction with respect to the geographic area in which, or the method by which, any Sales Package Company (or following the Closing, Purchaser or its Affiliates) may carry on its business (other than as may be required by Law or any Governmental Authority), any Contract that requires any Sales Package Company (or following the Closing, Purchaser or its Affiliates) to deal exclusively or on a “sole source” basis with another party to such Contract with respect to the subject matter of such Contract, any Contract that requires referrals of business or requires any Sales Package Company (or following the Closing, Purchaser or its Affiliates) to make available investment opportunities to any person on a priority, equal or exclusive basis;

(F) any Contract that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of any Sales Package Company to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business that they own or any Contract that contains a “most favored nation” clause or other similar term providing preferential pricing or treatment to a party (other than another Sales Package Company) that is material to any Sales Package Company;

(G) any Contract with a Governmental Authority (other than routine or customary Contracts with any self-regulatory body), including all Contracts relating to the IABF regardless of whether a Governmental Authority is the counterparty;

(H) any Contract, other than “shrink wrap” or “click through” licenses or licenses for commercial off the shelf computer software pursuant to which (1) any of the Direct Sale Companies or their Subsidiaries or (2) Sellers or their Affiliates (other than the Direct Sale Companies or their Subsidiaries), is granted the right to use any Intellectual Property that is material to the business of the Direct Sale Companies or their Subsidiaries as currently conducted;

(I) any Contracts pursuant to which (1) any of the Direct Sale Companies or their Subsidiaries or (2) Sellers or their Affiliates (other than the Direct Sale Companies or their Subsidiaries), grants to any third party the right to use any Intellectual Property that is material to the conduct of the business of the Direct Sale Companies or their Subsidiaries as currently conducted;

(J) any lease or other Contract pursuant to which the annualized base rent for the lease year that includes December 31, 2010, or the consideration paid during the calendar year ended December 31, 2010, as applicable, was in excess of $2,000,000; and

(K) any Contract to which both (1) one or more Sales Package Companies is a party and (2) one or more of Sellers or any of Sellers’ Affiliates (other than the Sales Package Companies) is a party.

(ii) Each US HoldCo Material Contract is a valid and legally binding agreement of one or more Sales Package Companies, as applicable, and, to the Sellers’ knowledge, the counterparty or counterparties thereto, is enforceable in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles) and is in full force and effect. None of the Sales Package Companies, or, to the Sellers’ knowledge, any counterparty or counterparties, is or has been in breach of any provision of or in Default (or, with the giving of notice or lapse of time or both, would be in Default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, resulting in a right of termination or acceleration or resulting in any change in the then-prevailing terms, including by operation of provisions in existence on such date, under any US HoldCo Material Contract in any material respect.

(x) Material Interests of Certain Persons. No current or former officer or director of any Sales Package Company, or “associate” or member of the “immediate family” (as such terms are defined in Rule 12b-2 and Rule 16a-1 under the Exchange Act) of any such officer or director, has any material interest in any material property (whether real or personal, tangible or intangible) or Contract used in or pertaining to the business of any Sales Package Company.

(y) Insurance Coverage. The Sales Package Companies maintain adequate insurance coverage for all normal risks incident to the respective businesses of the Sales Package Companies and their respective properties and assets. Such coverage is in full force and effect as of the date of this Agreement and is of a character and amount at least equivalent to that typically carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except as had not had, nor is reasonably likely to have, a Material Adverse Effect. The Sellers have Previously Disclosed a complete and correct list of each Contract representing insurance coverage material to the Sales Package Companies, taken as a whole. The Sales Package Companies are in compliance in all material respects with their insurance policies and are not in material Default under any such insurance policies. All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, except, in each case, as has not had, nor is reasonably likely to have, a Material Adverse Effect. Since January 1, 2007 through the date of this Agreement, there has been no denial of coverage in respect of any material claim submitted by any Sales Package Company pursuant to such insurance policies.

(z) Extensions of Credit. (i) Except as has not had, nor is reasonably likely to have, a Material Adverse Effect, each loan, revolving credit facility, letter of credit or other extension of credit or commitment to extend credit (collectively, “Extensions of Credit”) made or entered into by the Bank or its Subsidiaries is evidenced by promissory notes or other evidences of Indebtedness that is true and genuine, which, together with all security agreements and guarantees, are valid and legally binding obligations of the Bank and, to the Sellers’ knowledge, the counterparty or counterparties thereto, are enforceable in accordance with their terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles) and are in full force and effect, unless such Extension of Credit has been modified pursuant to a modification agreement or similar instrument, a copy of which is contained within the applicable loan file. The Sellers have Previously Disclosed a complete and correct list of all Extensions of Credit that have been classified by the Bank or its Subsidiaries, as of March 31, 2011, as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch,” “Past Due” or words of similar import.

(ii) The allowances for loan losses and for credit losses contained in the Bank Financial Statements were established in accordance with the requirements of GAAP and the bank regulators to provide for possible losses on loans (including accrued interest receivable) and credit commitments (including stand-by letters of credit) outstanding as of the date of such balance sheet.

(iii) Prior to the date hereof, the Sellers have made available to Purchaser true and correct copies of the loan files related to each individual loan, note, borrowing arrangement and other commitment for the 20 largest credit relationships between the Bank or its Subsidiaries, on the one hand, and a single third-party obligor, on the other hand (the “Loan Data File”). To the Sellers’ knowledge, the information contained in the Loan Data File was accurate and complete in all material respects as of the date set forth therein.

(iv) Except as has not had, nor is reasonably likely to have, a Material Adverse Effect, each outstanding Extension of Credit (including Extensions of Credit held for resale or previously sold to investors) has been solicited and originated and, during the period of time, if any, in which such Extension of Credit was administered and serviced by the Bank, was administered and serviced, and, during the period of time in which such Extension of Credit was originated, held or serviced by the Bank, the relevant files were maintained, in all material respects in accordance with the relevant loan documents, the Bank’s underwriting standards (and, in the case of Extensions of Credit held for resale or previously sold to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of federal, state and local Laws.

(v) Except as has not had, nor is reasonably likely to have, a Material Adverse Effect, each Extension of Credit payable to Bank or its Subsidiaries (i) was originated or purchased by Bank or its Subsidiaries and its principal balance as shown on Bank’s books and records is true and correct as of the date indicated therein, (ii) contains customary and enforceable provisions such that the rights and remedies of the holder thereof shall be adequate for the practical realization against any collateral therefor, (iii) includes a loan file and a credit file in possession of the Bank or its Subsidiaries that contains all relevant documents (including title insurance policies) required by the Bank in accordance with its customary policies and procedures, and (iv) complies, and at the time the Extension of Credit was originated or modified complied, with the Bank’s underwriting standards and all applicable requirements of federal, state and local Laws.

(vi) Except as has not had, nor is reasonably likely to have, a Material Adverse Effect, with respect to each Extension of Credit payable to Bank or its Subsidiaries that is secured, Bank or the applicable Subsidiary has a valid and enforceable Lien on the collateral described in the documents relating to such Extension of Credit, has all documentation needed to enforce such Lien, and each such Lien is assignable and has the priority described in such documents (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(vii) Except as has not had, nor is reasonably likely to have, a Material Adverse Effect, (A) each Extension of Credit included in a pool of loans originated, acquired, serviced or securitized by Bank or its Subsidiaries meets all eligibility requirements (including all applicable requirements for obtaining mortgage insurance certificates and loan guaranty certificates) for inclusion in such pool, (B) all such pools have been finally certified or recertified to the extent required under applicable laws, rules and regulations, except where the time for certification or recertification has not yet expired and (C) no such pools have been improperly certified, and no Extension of Credit has been bought out of any such pool without all required approvals of the applicable investors.

(viii) None of the agreements pursuant to which the Bank has sold Extensions of Credit or pools of Extensions of Credit or participations in Extensions of Credit or pools of Extensions of Credit contain any obligation to repurchase such Extensions of Credit or interests therein, other than repurchase obligations arising upon breach of representations and warranties, covenants and other obligations.

(ix) Section 5.02(z)(ix) of the Seller Disclosure Schedule lists each asset of a US HoldCo Company that as of March 31, 2011 was classified as other real estate owned and the book value thereof as of such date.

(aa) Certain Loan Matters. (A) Section 5.02(aa) of the Seller Disclosure Schedule sets forth a list of all Extensions of Credit as of March 31, 2011 by the Bank to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of any Sales Package Company; (B) except as listed in Section 5.02(aa) of the Seller Disclosure Schedule, there are no employee, officer, director or other affiliate Extensions of Credit on which the borrower is paying a rate other than that reflected in the note or the relevant credit agreement or on which the borrower is paying a rate which was below market at the time the Extensions of Credit were made and (C) all such Extensions of Credit are and were made in compliance in all material respects with all applicable Laws.

(bb) Derivative Instruments and Transactions. All Derivative Transactions, whether entered into for the account of any Sales Package Company or for the account of a customer of a Sales Package Company: (i) were entered into in the ordinary course of business and in accordance with prudent banking practice and applicable rules, regulations and policies of all applicable Governmental Authorities and with counterparties believed to be financially responsible at the time; (ii) are legal, valid and binding obligations of one of the Sales Package Companies and, to the Sellers’ knowledge, each of the counterparties thereto; and (iii) are in full force and effect and enforceable in accordance with their terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles). The Sales Package Companies and, to the Sellers’ knowledge, the counterparties to all such Derivative Transactions have duly performed, in all material respects, their obligations thereunder to the extent that such obligations to perform have accrued. To the Sellers’ knowledge, there are no material breaches, violations or Defaults or allegations or assertions of such by any party pursuant to any such Derivative Transactions. The financial position of the Sales Package Companies on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in its books and records and the books and records of such Subsidiaries in accordance with GAAP consistently applied.

(cc) Seller Delivered Services. Section 5.02(cc) of the Seller Disclosure Schedule lists all material services provided to or received by, and all material agreements between the Sales Package Companies, on the one hand, and the Sellers and their respective Subsidiaries (other than the Sales Package Companies), on the other (each, a “Seller Delivered Service”).

(dd) Mortgage Banking Business. Except as has not had, nor is reasonably likely to have, a Material Adverse Effect:

(i) Bank and each of its Subsidiaries has complied with, and all documentation in connection with the origination, processing, underwriting and credit approval of any mortgage loan originated by Bank or any of its Subsidiaries satisfied: (A) all applicable Laws with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, loan modification, loss mitigation or filing of claims in connection with such mortgage loans (to the extent any such actions were undertaken by Bank or any of its Subsidiaries), including, to the extent applicable, all Laws relating to real estate settlement procedures, consumer credit protection, truth in lending Laws, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages, in each case applicable as of the time of such origination, processing, underwriting or credit approval; (B) the responsibilities and obligations relating to such mortgage loans set forth in any agreement between Bank or any of its Subsidiaries and any Agency, Loan Investor or Insurer; (C) the applicable rules, regulations, guidelines, handbooks and other requirements of any Agency, Loan Investor or Insurer, in each case applicable as of the time of such origination, processing, underwriting or credit approval and (D) the terms and provisions of any mortgage or other collateral documents and other loan documents with respect to each such mortgage loan, in each case applicable as of the time of such origination, processing, underwriting or credit approval;

(ii) Each of Bank and its Subsidiaries, as applicable, is approved by and is in good standing: as a seller/servicer by the Federal National Mortgage Association (“Fannie Mae”) to originate and service conventional residential mortgage; and

(iii) No Agency, Loan Investor or Insurer has indicated in writing to Bank or any of its Subsidiaries that it has terminated or intends to terminate its relationship with Bank or any of its Subsidiaries for poor performance, poor loan quality or concern with respect to Bank’s or any of its Subsidiaries’ compliance with laws, unless such matter has been satisfied, cured, resolved or waived.

(ee) Investor Representations. (i) The Sellers understand and acknowledge that the transfer of any Equity Interests to them or their respective Subsidiaries pursuant to this Agreement will not be registered under the Securities Act, or qualified under applicable blue sky laws on the grounds that the issuance of such Equity Interests is exempt from such registration and qualification and that the Purchasers’ reliance upon such exemptions is predicated on the representations of the Sellers set forth in this Agreement.

(ii) The Sellers and any of their respective Subsidiaries receiving Equity Interests are acquiring such Equity Interests for their own account for investment purposes and not with a view to, or for resale in connection with, any distribution or public offering thereof.

(ff) Investment Securities and Commodities. (i) Except as would not reasonably be expected to have a Material Adverse Effect, each of the Bank and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity) and all rights related to its ownership rights in such securities and commodities, free and clear of any Liens (other than Permitted Liens), except to the extent such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of Bank or any of its Subsidiaries.

(i) Bank and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures which Bank and its Subsidiaries have determined are prudent and reasonable in the context of such businesses.

(gg) Broker-Dealer Subsidiaries. (i) Each Sales Package Company that is a broker-dealer (a “Broker-Dealer Subsidiary”) is duly registered under the Exchange Act as a broker-dealer with the SEC and is in compliance in all material respects with the applicable provisions of the Exchange Act, including the net capital requirements and customer protection requirements thereof. Each Broker-Dealer Subsidiary is a member in good standing with all required self-regulatory organizations and in compliance in all material respects with all applicable rules and regulations of such self-regulatory organizations. Each Broker-Dealer is a member in good standing of the Securities Investor Protection Corporation. Each Broker-Dealer Subsidiary and registered representative is duly registered, licensed or qualified as a broker-dealer or registered representative under, and in compliance in all material respects with, the applicable Laws of all jurisdictions in which it is required to be so registered and each such registration, license or qualification is in full force and effect and in good standing. There is no Action pending or, to the Sellers’ knowledge, threatened that would reasonably be expected to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, licenses and qualifications.

(ii) Sellers have made available to Purchaser true, correct and complete copies of each Broker-Dealer Subsidiary’s Uniform Application for Broker-Dealer Registration on Form BD filed since January 1, 2007, reflecting all amendments thereto to the date hereof (each, a “Form BD”). The Forms BD of the Broker-Dealer Subsidiaries are in compliance in all material respects with the applicable requirements of the Exchange Act and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading at the time such statements were made.

(iii) None of the Sales Package Companies or, to the knowledge of sellers, any of their respective directors, officers, employees or associated persons (i) is or has been ineligible to serve as a broker-dealer or an associated person of a broker-dealer under Section 15(b) of the Exchange Act, (ii) is subject to a “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act or (iii) is subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any Sales Package Company as broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Exchange Act, and except as has not had, nor is reasonably likely to have, a Material Adverse Effect, there is no Action pending or to Sellers’ knowledge threatened, that is reasonably likely to result in any such person being deemed ineligible as described in clause (i), subject to a “statutory disqualification” as described in clause (ii) or subject to a disqualification as described in clause (iii).

(iv) None of the Sales Package Companies is required to be registered as a commodity trading advisor, commodity pool operator, futures commission merchant or introducing broker under any laws or regulations.

(hh) Investment Adviser Subsidiaries; Clients.

(i) (A) Except as has not had, nor is reasonably likely to have, a Material Adverse Effect, each of the Sales Package Companies that provides investment management, investment advisory or sub-advisory services to any person (including management and advice provided to separate accounts and participation in wrap fee programs (an “Advisory Entity”) has operated since January 1, 2007 and is currently operating in compliance with all Laws applicable to it or its business and (B) has all registrations, permits, licenses, exemptions, orders and approvals required for the operation of its business or ownership of its properties and assets substantially as presently conducted. Except as has not had, nor is reasonably likely to have, a Material Adverse Effect, there is no action, suit, proceeding or investigation pending or, to the Sellers’ knowledge, threatened that would reasonably be expected to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, permits, licenses, exemptions, orders and approvals.

(ii) Each Advisory Entity has been and is in all material respects in compliance with each Contract for services provided in its capacity as an Advisory Entity (an “Advisory Contract”) to which it is a party.

(iii) The accounts of each party to an Advisory Contract other than the applicable Advisory Entity or any other advisory client of the Sales Package Companies for purposes of the Investment Advisers Act (each an “Advisory Client”) subject to ERISA have been managed by the applicable Advisory Entity in all material respects in compliance with the applicable requirements of ERISA.

(iv) To the Sellers’ knowledge, none of the Advisory Entities nor any “person associated with an investment adviser” (as defined in the Investment Advisers Act) of any of them is ineligible pursuant to Section 203 of the Investment Advisers Act to serve as an investment advisor or as a person associated with a registered investment advisor.

(v) Sellers have made available to Purchaser true and complete copies of each Uniform Application for Investment Adviser Registration on Form ADV filed since January 1, 2007 by each Advisory Entity that is required to be registered as an investment adviser under the Investment Advisers Act, reflecting all amendments thereto filed with the SEC to the date hereof (each, a “Form ADV”). The Forms ADV are in compliance in all material respects with the applicable requirements of the Investment Advisers Act and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading at the time such statements were made. Since January 1, 2007, each Advisory Entity has made available to each Advisory Client its Form ADV to the extent required by the Investment Advisers Act.

(vi) Bank has made available to Purchaser true and complete copies of all deficiency letters and inspection reports or similar documents furnished to any Advisory Entity by the SEC since January 1, 2007 and the Advisory Entity’s responses thereto, if any.

(ii) Sufficiency of Assets. Immediately after the Closing, Purchaser (including through the Direct Sale Companies and their Subsidiaries) will own or have the right to use pursuant to written Contracts (including this Agreement and the Ancillary Agreements), all of the assets, rights and properties that are necessary to conduct the business of the Sales Package Companies in substantially the same manner as conducted on the date of this Agreement, except for the Excluded Assets listed on Schedule 5.02(ii)(A) and the Excluded Liabilities listed on Schedule 5.02(ii)(B), and subject to obtaining the Consents listed on Schedule 5.02(ii) in accordance with Section 6.01(b).

(jj) IABF Transactions. The principal terms of the IABF Restructuring Arrangements set forth on Exhibit F have been approved in writing by the relevant Dutch state authorities prior to the date hereof and true and complete copies of such written approvals have been provided to Purchaser. The IABF Transactions (A) shall have the accounting effect shown in the Pro Forma Balance Sheet, (B) shall be effected substantially in accordance with the terms of the IABF Restructuring Arrangements (without the waiver, amendment or modification of any material term that would be adverse to Purchaser or its Affiliates or the Sales Package Companies following the Closing) and (C) subject to receipt of any Requisite Regulatory Approvals, shall not violate any Federal Banking Law applicable to the Sales Package Companies or Purchaser and its Affiliates. Following the consummation of the IABF Transactions, the 20% residual portion of the subject residential mortgage-backed securities pool shall consist of freely transferable, individual securities.

5.03 Representations and Warranties with Respect to Purchaser. Except as Previously Disclosed, Purchaser hereby represents and warrants to the Sellers, with respect to itself and its Subsidiaries, as follows:

(a) Organization, Standing. Each of Purchaser and its Subsidiaries is duly organized, validly existing and, where so recognized, in good standing under the Laws of the jurisdiction of its organization. Each of Purchaser and its Subsidiaries is duly licensed or qualified to do business in the states of the United States and any non-U.S. jurisdictions where its ownership or leasing of property or assets or the nature or conduct of its business requires it to be so qualified except as has not had, nor is reasonably likely to have, a Material Adverse Effect.

(b) Capitalization. (i) As of the Business Day prior to the date of this Agreement (the “Capitalization Date”), the authorized capital stock of Purchaser consists of 1,000,000,000 shares of common stock, par value $0.01 (“Purchaser Common Stock”), of Purchaser and 50,000,000 shares of preferred stock, par value $0.01 (“Purchaser Preferred Stock” and, together with Purchaser Common Stock, the “Purchaser Capital Stock”), of Purchaser. As of the Capitalization Date of this Agreement, 459,342,893 shares of Purchaser Common Stock are Outstanding, and no shares of Purchaser Preferred Stock are Outstanding. Except for the Purchaser Common Stock, shares of Purchaser Common Stock reserved for issuance upon exercise of options or other equity awards pursuant to employee and director stock plans of Purchaser or a Subsidiary of Purchaser, and shares of Purchaser Common Stock reserved for issuance upon the exercise of the Warrant to purchase shares of Purchaser Common Stock, expiring November 14, 2018, as of the Capitalization Date, there are no Equity Interests of Purchaser Outstanding and no Outstanding Rights relating to Equity Interests of Purchaser to which Purchaser is a Party. All the Outstanding shares of Purchaser Common Stock are, and as of the Closing Date, all the Share Consideration will be, duly and validly authorized and validly issued, and fully paid and nonassessable. None of the Outstanding shares of Purchaser Common Stock has been, and none of the Share Consideration will be, issued in violation of any preemptive or similar rights of the current or past holders of Equity Interests of Purchaser. As of the Capitalization Date, Purchaser has no contractual obligation to register with the SEC any of its Equity Interest or any Equity Interests of its Subsidiaries. Immediately prior to the Closing, Purchaser will have sufficient authorized shares of Purchaser Common Stock to satisfy its obligations under this Agreement.

(ii) No Voting Debt is issued or Outstanding in respect of Purchaser or any of its Subsidiaries.

(c) Subsidiaries and Equity Holdings. (i) Purchaser owns, directly or indirectly, all the Outstanding Equity Interests of its Subsidiaries free and clear of Liens, and all such Equity Interests have been duly authorized and are validly issued and outstanding, fully paid and nonassessable. Purchaser has previously made available complete and correct copies of the Governing Documents of it and all of its Significant Subsidiaries, each as amended to the date hereof, and such Governing Documents are in full force and effect.

(ii) Neither Purchaser nor any of its Subsidiaries owns more than 4.9% of a class of voting securities of, or otherwise controls, any depository institution or holding company of a depository institution other than Purchaser Banks.

(d) Power. Purchaser and each of its Subsidiaries have the corporate (or comparable) power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted.

(e) Authority. Purchaser has, and its Subsidiaries have, the corporate power and authority necessary to execute, deliver and perform their respective obligations under this Agreement and the Ancillary Agreements to which it is a party, and to consummate (or to cause the consummation of) the transactions contemplated hereby or by the Ancillary Agreements. No vote of the holders of Purchaser’s Equity Interests is necessary to approve this Agreement, the Ancillary Agreements or the transactions contemplated hereby or by the Ancillary Agreements on the part of Purchaser. The Board of Directors of Purchaser has approved this Agreement, and the transactions contemplated by this Agreement and the Ancillary Agreements, and this Agreement and the Ancillary Agreements, and the transactions contemplated hereby and thereby have been authorized by all necessary corporate action on the part of Purchaser. Assuming due authorization, execution, and delivery of this Agreement and the Ancillary Agreements by the other parties hereto and thereto, this Agreement is, and, when executed, each of the Ancillary Agreements will be, a valid and legally binding obligation of Purchaser and its Subsidiaries (to the extent party thereto), enforceable in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(f) Consents and Approvals. Other than (A) the filing with the SEC of such reports and filings under Sections 13(a), 13(d), 13(g) and 16 of the Exchange Act as may be required in connection with this Agreement, and the transactions contemplated hereby and by the Ancillary Agreements, (B) the filing of applications and notices with the Federal Reserve and approval thereof, (C) such applications, filings and Consents as may be required under the banking laws of any state, and approval thereof, (D) Consents, filings or exemptions required under Securities Laws relating to the regulation of broker-dealers, investment companies and investment advisors and federal commodities laws relating to the regulation of futures commission merchants and the rules and regulations of the SEC and the Commodity Futures Trading Commission thereunder and of any applicable industry self-regulatory organization and the rules of the NYSE, FINRA or which are required under consumer finance, mortgage banking and other similar laws of the various states in which it or any of its Subsidiaries is licensed or regulated, (E) notices or filings under the HSR Act, (F) the Consents of state insurance regulators, and (G) such other Consents, authorizations, filings, approvals and registrations which if not obtained or made would not, individually or in the aggregate, be material to it and its Subsidiaries taken as a whole (clauses (B) through (F) collectively, the “Purchaser Regulatory Consents”), no notice to, application or filing with, or Consent of, any Governmental Authority is necessary in connection with Purchasers’ and its Subsidiaries’ execution, delivery or performance of this Agreement and the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby or thereby. A detailed list of all Purchaser Regulatory Consents required by Purchaser and its Subsidiaries as of the date hereof is disclosed in Section 5.03(f) of the Purchaser Disclosure Schedule. As of the date hereof, neither Purchaser nor any of its Subsidiaries has knowledge of any reason why all Purchaser Regulatory Consents would not be received in order to permit consummation of the transactions contemplated hereby and by the Ancillary Agreements on a timely basis.

(g) Regulatory Matters. Neither Purchaser nor any of its Subsidiaries is subject to, or has been advised that it is reasonably likely to become subject to, any written Order, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, or adopted any extraordinary board resolutions at the request of, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or otherwise involved with the supervision or regulation of Purchaser or any of its Subsidiaries. Except for normal examinations conducted by a Governmental Authority in the ordinary course of business of the Purchaser or any of its Subsidiaries, no Governmental

Authority has initiated since January 1, 2008 or has pending any proceeding, enforcement action or, to the knowledge of Purchaser, investigation into the business, disclosures or operations of Purchaser or any of its Subsidiaries. There are no unresolved violations set forth in any report relating to any examinations or inspections by any Governmental Authority of the Purchaser or any of its Subsidiaries, except any such violations that would not reasonably be expected to, individually or in the aggregate, be material to the Purchaser and its Subsidiaries, taken as a whole.

(h) No Defaults. Neither the execution, the delivery nor the performance by Purchaser or, to the extent a party thereto, its Subsidiaries of this Agreement or the Ancillary Agreements, nor the consummation of any of the transactions contemplated hereby or by the Ancillary Agreements nor the compliance by Purchaser or its Subsidiaries with any of the provisions hereof and thereof, shall (1) conflict with or result in a breach or violation of Purchaser’s Governing Documents or those of its Subsidiaries, (2) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation or acceleration of, any material Lien (with or without the giving of notice, the lapse of time or both) on any material asset of Purchaser or its Subsidiaries under any Contract or Permit of Purchaser or its Subsidiaries, or any change in the rights or obligations of Purchaser or any of its Subsidiaries under any material Contract or (3) subject to receipt of the Requisite Regulatory Approvals and the expiration of any waiting period required by Law, violate any Law or Permit applicable to Purchaser or its Subsidiaries or any of their respective material assets.

(i) Takeover Laws. Purchaser and its Subsidiaries have taken all action required to be taken by them in order to exempt this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby from, and this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby are exempt from, the requirements of any Takeover Laws. Purchaser and its Subsidiaries have taken all action required to be taken by them in order to make this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby comply with, and this Agreement, the Ancillary Agreements, and the transactions contemplated hereby and thereby do comply with, the requirements of any provisions of its Governing Documents concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions.

(j) Financial Advisors. None of Purchaser, its Subsidiaries or any of their respective directors, officers or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated hereby or by the Ancillary Agreements, except that Purchaser has employed Morgan Stanley, Barclays Capital and Centerview Partners LLC as its financial advisors (whose fees or commissions are payable solely by Purchaser and its Affiliates).

(k) Purchaser’s Financial Statements and Regulatory Filings. (i) Purchaser has filed all SEC documents required to be filed by it with the SEC since January 1, 2007 (collectively, the “SEC Reports”). Purchaser’s SEC Reports, including the financial statements and exhibits and schedules contained therein, (A) at the time filed, complied (and any SEC Reports filed after the date of this Agreement shall comply) in all material respects with the applicable requirements of the Securities Laws, and (B) at the time they were filed did not (and any SEC Reports filed after the date of this Agreement shall not) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such SEC Reports or necessary in order to make the statements made in such SEC Reports, in light of the circumstances under which they were made, not misleading.

(ii) Each of Purchaser’s Financial Statements contained in its SEC Reports (including any SEC Reports filed after the date of this Agreement) fairly presented (or, in the case of SEC Reports filed after the date of this Agreement, shall fairly present), in all material respects, the consolidated financial position of Purchaser and its Subsidiaries as at the respective dates, the consolidated results of Purchaser’s operations and cash flows for the periods indicated and the statement of shareholders’ equity, in each case in accordance with GAAP or the accounting requirements and published rules and regulations of the Federal Reserve and the OCC, as applicable, consistently applied during the periods indicated, except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited Financial Statements.

(iii) Ernst and Young, LLP, which has certified certain Financial Statements of Purchaser and its Subsidiaries, as of the date of such certifications, was an independent registered public accountant as required by the Exchange Act and the rules and regulations of the SEC thereunder.

(iv) Since January 1, 2007, Purchaser and each of its Subsidiaries have filed all material reports, forms, correspondence registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file with any applicable Governmental Authority and have paid all material fees and assessments due and payable in connection therewith. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Governmental Authority with which they were filed.

(v) Except (A) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2010, (B) for liabilities and obligations incurred in connection with actions expressly required or contemplated by the terms of this Agreement or by the Ancillary Agreements or (C) as fully reflected or reserved against in its Financial Statements (or notes thereto, if applicable), the Purchaser and its Subsidiaries have no liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due) that has had, or is reasonably expected to have, a Material Adverse Effect.

(l) Absence of Certain Changes. Since December 31, 2010, (1) Purchaser and its Subsidiaries have conducted their respective businesses in the ordinary course, and (2) no Effect has occurred or arisen that, individually or taken together with all other Effects, has had, nor is reasonably likely to have, a Material Adverse Effect.

(m) Litigation. As of the date of this Agreement, there is no Action pending or, to Purchaser’s knowledge, threatened against it or any of its Subsidiaries (and Purchaser is not aware of any basis for any such Action), nor is there any Order of any Governmental Authority or arbitration outstanding or threatened against Purchaser or any of its Subsidiaries (or in the process of being issued), except as has not had, nor is reasonably likely to have, a Material Adverse Effect or prevent, materially delay or materially impair the ability of Purchaser and its Subsidiaries to consummate any of the transactions contemplated hereby and by the Ancillary Agreements.

(n) Compliance with Laws. Except as has not had, nor is reasonably likely to have, a Material Adverse Effect or prevent, materially delay or materially impair the ability of Purchaser or its Subsidiaries to consummate any of the transactions contemplated by this Agreement and the Ancillary Agreements, since December 31, 2007: (i) Purchaser and each of its Subsidiaries has conducted its business in compliance with all Laws applicable thereto or to the employees conducting such businesses, including the Sarbanes-Oxley Act of 2002, Sections 23A and 23B of the Federal Reserve Act, the Equal Credit Opportunity Act, the Fair Housing Act, the CRA, the Truth in Lending Act, the Home Mortgage Disclosure Act and all other applicable fair lending Laws and other Laws relating to discriminatory or unfair and deceptive business practices, the USA PATRIOT Act, the Bank Secrecy Act and all other applicable fair lending Laws and other Laws relating to discriminatory business practices, and has not received notice of any defaults or violations of any applicable Laws from any Governmental Authority of competent jurisdiction;

(ii) Purchaser and each of its Subsidiaries has at all times held all Permits and Orders of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their respective assets and properties and to conduct their respective businesses as presently conducted; all such Permits and Orders are in full force and effect and, to the Purchaser’ knowledge, no suspension or cancellation of any of them is threatened; and

(iii) Purchaser and each of its Subsidiaries has at all times complied with any posted or internal privacy policies relating to data protection or privacy, including the protection of personal information.

(o) Books and Records and Internal Controls. (i) Purchaser’s books and records and those of its Subsidiaries have been fully, properly and accurately maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements, and there are no inaccuracies or discrepancies of any kind contained or reflected therein except as has not had, nor is reasonably likely to have, a Material Adverse Effect.

(ii) Purchaser and its Subsidiaries have established and maintain a system of internal accounting controls sufficient to ensure the reliability of financial reporting and the preparation of financial statements in accordance with GAAP consistently applied and applicable Law.

(iii) Since January 1, 2007, (A) neither Purchaser nor any of its Subsidiaries nor, to Purchaser’s knowledge, any director, officer, employee, auditor,

accountant or representative of Purchaser or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Purchaser or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Purchaser or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) to Purchaser’s knowledge, no attorney representing Purchaser or any of its Subsidiaries, whether or not employed by Purchaser or any of its Subsidiaries, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by Purchaser, any of its Subsidiaries or any of their respective officers, directors, employees or agents to its Board of Directors or any committee thereof or to any of its directors or officers.

(p) Tax Matters. (i) (A) All Tax Returns that are required to be filed on or before the Closing Date by or with respect to Purchaser or its Subsidiaries have been or will be timely filed on or before the Closing Date (taking into account any available extensions), and all such Tax Returns are or will be true, correct and complete in all material respects and (B) all Taxes owed by or with respect to Purchaser or its Subsidiaries and due on or before the Closing Date (whether or not shown on the Tax Returns referred to in clause (A)) have been or will be timely paid in full on or before the Closing Date (taking into account any available extensions).

(ii) Any unpaid Taxes of Purchaser and its Subsidiaries (A) as of March 31, 2011, did not materially exceed the amount, if any, reserved for Taxes (excluding any amount reserved for deferred Taxes reflecting timing differences between book and Tax income) in their balance sheets as of March 31, 2011 and (B) as of the Closing Date, do not exceed such amount, as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of Purchaser and its Subsidiaries.

(iii) Purchaser was at no time a “United States real property holding corporation” within the meaning of Section 897 of the Code during the past five years.

(iv) No representation or warranty is made in this Section 5.03 with respect to Taxes, Tax Returns and the matters covered in this Section 5.03(p), except as provided in this Section 5.03(p).

(q) Purchaser Material Contracts. (i) Prior to the date hereof, Purchaser has filed as an exhibit to or incorporated by reference in the SEC Reports of Purchaser or its Affiliates filed prior to the date of this Agreement any Contracts or amendment thereto that are required to be filed as an exhibit to any SEC Report of Purchaser or its Affiliates (as described in Items 601(b) of Regulation S-K under the Securities Act) (“Purchaser Material Contracts”) to which it, or any of its Subsidiaries, is a party, or by which it or any of its Subsidiaries may be bound, or to which it or any of its Subsidiaries or their respective assets or properties may be subject, in each case as of the date hereof.

(ii) Each Purchaser Material Contract is a valid and legally binding agreement of Purchaser or one of its Subsidiaries, as applicable, and, to Purchaser’s knowledge, the counterparty or counterparties thereto, is enforceable in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles) and is in full force and effect. Neither Purchaser nor any of its Subsidiaries, and, to Purchaser’s knowledge, any counterparty or counterparties, is in breach of any provision of or in Default (or, with the giving of notice or lapse of time or both, would be in Default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, resulting in a right of termination or acceleration or resulting in any change in the then-prevailing terms, including by operation of provisions in existence on such date, under, any Purchaser Material Contract in any material respect.

(r) Insurance Coverage. Purchaser and each of its Subsidiaries maintain adequate insurance coverage for all normal risks incident to their respective businesses and their respective properties and assets. Such coverage is in full force and effect as of the date of this Agreement and is of a character and amount at least equivalent to that typically carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except as had not had, nor is reasonably likely to have, a Material Adverse Effect. To Purchaser’s knowledge, Purchaser and its Subsidiaries are not in material Default under any of their respective insurance policies.

(s) Extensions of Credit. (i) Except as has not had, nor is reasonably likely to have, a Material Adverse Effect, each Extension of Credit made or entered into by Purchaser or one of its Subsidiaries is evidenced by promissory notes or other evidences of Indebtedness that is true and genuine, which, together with all security agreements and guarantees, are valid and legally binding obligations of Purchaser or one of its Subsidiaries and, to Purchaser’s knowledge, the counterparty or counterparties thereto, are enforceable in accordance with their terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles) and are in full force and effect, unless such Extension of Credit has been modified pursuant to a modification agreement or similar instrument, a copy of which is contained within the applicable loan file.

(ii) The allowances for loan losses and for credit losses contained in Purchaser’s Financial Statements and the allowance for loan losses and for credit losses shown on any interim balance sheet since the date of such financial statements were established in accordance with the requirements of GAAP and applicable Governmental Authorities to provide for possible losses on loans (including accrued interest receivable) and credit commitments (including stand-by letters of credit) outstanding as of the date of such balance sheet.

(t) Derivative Instruments and Transactions. All Derivative Transactions, whether entered into for Purchaser’s account or the account of any of its Subsidiaries or for the account of a customer of Purchaser or any of its Subsidiaries: (i) were entered into in the ordinary course of business and in accordance with prudent banking practice and applicable rules, regulations and policies of all applicable Governmental Authorities and with counterparties believed to be financially responsible at the time; (ii) are legal, valid and binding obligations of

Purchaser or one of its Subsidiaries and, to Purchaser’s knowledge, each of the counterparties thereto; and (iii) are in full force and effect and enforceable in accordance with their terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles). Purchaser or its Subsidiaries and, to Purchaser’s knowledge, the counterparties to all such Derivative Transactions have duly performed, in all material respects, their obligations thereunder to the extent that such obligations to perform have accrued. To Purchaser’s knowledge, there are no material breaches, violations or Defaults or allegations or assertions of such by any party pursuant to any such Derivative Transactions. Purchaser’s financial position and the financial positions of its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in Purchaser’s books and records and the books and records of such Subsidiaries in accordance with GAAP consistently applied.

(u) Mortgage Banking Business. Except as has not had, nor is reasonably likely to have, a Material Adverse Effect, Purchaser and each of its Subsidiaries has complied with, and all documentation in connection with the origination, processing, underwriting and credit approval of any mortgage loan originated by Purchaser or any of its Subsidiaries satisfied: (A) all applicable Laws with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, loan modification, loss mitigation or filing of claims in connection with such mortgage loans (to the extent any such actions were undertaken by Purchaser or any of its Subsidiaries), including, to the extent applicable, all Laws relating to real estate settlement procedures, consumer credit protection, truth in lending Laws, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages, in each case applicable as of the time of such origination, processing, underwriting or credit approval; (B) the responsibilities and obligations relating to such mortgage loans set forth in any agreement between Purchaser or any of its Subsidiaries and any Agency, Loan Investor or Insurer; (C) the applicable rules, regulations, guidelines, handbooks and other requirements of any Agency, Loan Investor or Insurer, in each case applicable as of the time of such origination, processing, underwriting or credit approval and (D) the terms and provisions of any mortgage or other collateral documents and other loan documents with respect to each such mortgage loan, in each case applicable as of the time of such origination, processing, underwriting or credit approval.

(v) Investor Representations. (i) Purchaser understands and acknowledges that the transfer of any Shares to it or its Subsidiaries pursuant to this Agreement will not be registered under the Securities Act, or qualified under applicable blue sky laws on the grounds that the issuance of such Shares is exempt from such registration and qualification and that the Sellers’ reliance upon such exemptions is predicated on the representations of Purchaser set forth in this Agreement.

(ii) Purchaser and any Subsidiaries receiving Shares are acquiring such Shares for their own account for investment purposes and not with a view to, or for resale in connection with, any distribution or public offering thereof.

(w) Available Funds. As of the Closing, Purchaser will have adequate financial resources to satisfy its respective monetary and other obligations under this Agreement in accordance with the terms of this Agreement.

5.04 No Other Representations or Warranties. Except for the representations and warranties in Section 5.02, the Sellers do not make any other express or implied representation or warranty to Purchaser.

5.05 No Other Representations or Warranties. Except for the representations and warranties in Section 5.03, Purchaser does not make any other express or implied representation or warranty to the Sellers.

ARTICLE VI

COVENANTS

6.01 Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, each of the Parties and their respective Subsidiaries shall use their respective reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable Laws, so as to cause and enable the transactions contemplated hereby and by the Ancillary Agreements to be consummated as promptly as practicable, and shall cooperate fully with, and furnish information to, the other Parties to that end. Without limitation of the foregoing, Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Financing. The Parties shall cooperate and use their respective reasonable best efforts to execute any additional documents necessary to confirm or carry out the provisions of this Agreement and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

(b) In connection with and without limiting the generality of the foregoing, Sellers (with Purchaser’s cooperation) shall provide, or cause to be provided, all necessary notices and information to, and enter into discussions with, any third party (other than any Governmental Authority) from whom any Consent is required to be obtained in connection with the Transactions or the other transactions contemplated by this Agreement and the Ancillary Agreements and to use its reasonable best efforts to obtain all such Consents. Sellers (with Purchaser’s cooperation) shall use reasonable best efforts to obtain the consent of any third party to a Contract that would otherwise be breached by any covenant, representation or warranty or any other obligation of this Agreement.

6.02 Regulatory Applications. (a) Subject to the terms and conditions of this Agreement, each of Purchaser and Group and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare as promptly as practicable all documentation, to make all filings with and to obtain all Consents and Permits from all Governmental Authorities required to consummate the Transactions and the other transactions contemplated hereby and by the Ancillary Agreements (such Consents and Permits, including those required with respect to the IABF Transactions, the “Requisite Regulatory Approvals,” it

being understood that it shall be the primary responsibility of Sellers (with Purchaser’s cooperation) to procure the (i) Consents listed in clauses (G), (H), (I), (J) and (K) of the definition of the term “Seller Regulatory Consents” and (ii) any other Consent with respect to the IABF and the IABF Transactions) and shall make all necessary filings in respect of the Requisite Regulatory Approvals of non-US, federal and state banking authorities relating to the Transactions as promptly as practicable, but in any event within 20 Business Days after the date hereof (in the case of Purchaser assuming the full cooperation of the Sellers, and in the case of the Sellers assuming the full cooperation of Purchaser), and shall make all other necessary filings in respect of the Requisite Regulatory Approvals as promptly as practicable after the date hereof. After the date hereof, each of Purchaser and Group shall have the right to review in advance, and to the extent practicable each shall consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to all nonconfidential, material written information submitted to any third party or any Governmental Authority in connection with any Requisite Regulatory Approval. In exercising the foregoing right, each of Purchaser and Group and their respective Subsidiaries shall act reasonably and as promptly as practicable. Each of Purchaser and Group agrees that it shall consult with the other with respect to obtaining all material Permits and Consents from all Governmental Authorities necessary or advisable to consummate the transactions contemplated hereby as promptly as practicable, and each of Purchaser and Group shall keep the other reasonably appraised of the status of material matters relating to the completion of the transactions contemplated hereby (for the avoidance of doubt, including the status of matters relating to the completion of the IABF Transactions). Notwithstanding the foregoing and anything else in this Agreement, nothing contained herein shall be deemed to require Purchaser to (and Sellers shall not without Purchaser’s prior written consent agree to) take any action, or commit to take any action, or agree to any condition or restriction in connection with obtaining the foregoing Requisite Regulatory Approvals and other Permits, Consents, approvals and authorizations of Governmental Authorities or in consummating the IABF Transactions, (i) that would reasonably be expected to have a material adverse effect on Purchaser and the business of the Sales Package Companies (taken as a whole) after giving effect to the transactions contemplated hereby or (ii) that involves any material change adverse to Purchaser or the Sales Package Companies in the terms and provisions of the IABF Transactions and obligations arising therefrom or that would reasonably be expected to cause Section 5.02(jj) to not be true and correct in all material respects at Closing (either of (i) or (ii), a “Materially Burdensome Regulatory Condition”).

(b) Each of Purchaser and Group shall, upon request, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of it or any of its Subsidiaries with or to any third party or Governmental Authority in connection with the transactions contemplated hereby.

6.03 Press Releases; Public Announcements. The Parties agree that the initial press release to be issued with respect to the execution and delivery of this Agreement shall be in a form agreed to by the Parties and that the Parties shall consult with each other before issuing any press release or making any public announcement with respect to this Agreement and the transactions contemplated hereby and shall not issue any such press release or make any such public announcement without the prior consent of the other Party (which shall not be unreasonably withheld, delayed or conditioned); provided, however, that a Party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement to the extent required by applicable law or the applicable rules of any stock exchange. Without limiting the reach of the preceding sentence, the Parties shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party.

6.04 Takeover Laws. Purchaser, Group and their respective Subsidiaries shall not take any action that would cause the transactions contemplated by this Agreement or the Ancillary Agreements to be subject to requirements imposed by any Takeover Law. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated hereby and thereby, each of the Parties and the members of their respective Boards of Directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement and the Ancillary Agreements may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Law on any of the transactions contemplated by this Agreement and the Ancillary Agreements.

6.05 Access; Information. (a) Each Party hereto shall keep the other Parties apprised of the status of matters relating to completion of the Transactions or the other transactions contemplated hereby or by the Ancillary Agreements, including promptly furnishing the other with copies of any material notices or other communications received by such Party or, to the knowledge of such Party, its Representatives from any third party and/or any Governmental Authority with respect to the Transactions and the other transactions contemplated by this Agreement and the Ancillary Agreements, in each case to the extent permitted by applicable Law. Each Party shall give prompt notice to the other Parties of any development or combination of developments that, individually or in the aggregate, is reasonably likely to (i) cause it to fail to comply with or satisfy in any material respect any covenant, condition or agreement under this Agreement or (ii) prevent, materially delay or materially impair its ability to consummate the transactions contemplated by this Agreement or the Ancillary Agreements, including the failure of a condition in Article VII of this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Each Party shall give prompt notice to the other Party of any fact, event or circumstance known to it that is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to Purchaser or the Sales Package Companies, as the case may be.

(b) Sellers shall afford to Purchaser and its Representatives reasonable access (including for the purpose of transition planning) during normal business hours and upon reasonable prior notice to Sellers until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8.01 to all of the properties, books, Contracts, commitments, employees and records of the Sales Package Companies, as Purchaser may from time to time reasonably request, but only to the extent that such access does not unreasonably interfere with the business or operations of the Sales Package Companies, and, during such period, Sellers shall furnish, or cause to be furnished, promptly to Purchaser all information concerning the business, properties and senior management of the Sales Package Companies as Purchaser may reasonably request; provided that Sellers shall not be required to (or to cause any of their Subsidiaries to) so confer, afford such access or furnish such copies or other information to the extent that doing so would violate applicable Law or any Contract or obligation of confidentiality owing to a third party or result in the loss of attorney-client privilege if, in the case of any such Contract or confidentiality obligation, Sellers shall have used their reasonable best efforts to have obtained the consent of such third party to such access, copies or information, in which case the Parties will use their reasonable best efforts to make appropriate substitute disclosure arrangements.

(c) [Reserved].

(d) No investigation by any of the Parties or their respective representatives shall constitute a waiver of or otherwise affect the representations, warranties, covenants or agreements of the other Party set forth herein.

(e) In order to facilitate the resolution of any claims made by or against or incurred by any Party or any of its Affiliates after the Closing, to comply with the terms of this Agreement, any applicable Law or Order of any Governmental Authority or any request of any Governmental Authority or for any other reasonable purpose, (i) with respect to matters not pertaining to Taxes, for a period of six years after the Closing, or for any longer period as may be required by any Governmental Authority or as may be reasonably necessary with respect to the prosecution or defense of any audit or other Action that is then pending or threatened, or (ii) with respect to matters pertaining to Taxes, for a period that is equivalent to the period established by any applicable statute of limitations (including any extension or waiver thereof), the other Parties shall, or shall cause their respective Subsidiaries to, (A) retain the books and records (including Tax Returns) of the Sales Package Companies in a manner consistent with such Party’s customary document retention policies (other than destruction policies) on or after the Closing and (B) upon reasonable notice, afford the Representatives of the other Parties reasonable access (including the right to make photocopies, at such Parties’ expense), during normal business hours, to such books and records and reasonable access to and the reasonable assistance of the other Party and its Subsidiaries and respective Representatives with respect to the matters contemplated by this Section 6.05(e) but only to the extent that such access or assistance does not unreasonably interfere with the business or operations of such person or any of its Subsidiaries and (C) otherwise cooperate with and assist the other Parties or any of their respective Affiliates, at the other Parties’ cost and expense, in connection with any such claims, including by causing its and its Affiliates employees to avail themselves for trial, depositions, interviews and other Action-related litigation endeavors, in each case on terms and conditions reasonably satisfactory to the other Party (including with respect to protecting privilege); provided that the Party requesting such information or access agrees to reimburse the other Parties for all reasonable out-of-pocket expenses incurred by the other Parties or any of their respective Subsidiaries in complying with clauses (B) and (C) above; provided, further that no Party shall be required to (or to cause any of its Subsidiaries to) so confer, afford such access or furnish such copies or other information to the extent that doing so would violate applicable Law or any Contract or obligation of confidentiality owing to a third party or result in the loss of attorney-client privilege if, in the case of any such Contract or confidentiality obligation, such Party shall have used its reasonable best efforts to have obtained the consent of such third party to such access, copies or information, in which case the Parties will make appropriate substitute disclosure arrangements. Any information disclosed to any Party or their Representatives pursuant to this Section 6.05(e) shall be subject to the confidentiality obligations in Section 6.06.

(f) (i) Sellers shall provide, and shall cause their Subsidiaries and their respective Representatives to provide, to Purchaser and its Representatives such historical, financial and other business information regarding the Sales Package Companies as Purchaser may reasonably request and of a type customarily provided by Sellers in connection with transactions similar to the Financing, and to provide reasonable cooperation to Purchaser in connection with any Financing as may be reasonably requested by Purchaser and that is customary in connection with transactions similar to the Financing, including (A) using reasonable efforts to cause to be prepared and provided to Purchaser such financial information and data and financial statements of the Sales Package Companies as may be reasonably requested in connection with any Financing and which may be included in documents filed with the SEC in connection with such Financing, (B) causing senior executives of the Sales Package Companies, in each case to the extent reasonably required, to (x) participate in a reasonable number of meetings, presentations, road shows, due diligence sessions with prospective lenders and sessions with rating agencies, (y) assist with the preparation of customary materials for rating agency presentations, offering documents, business projections and similar marketing documents in connection with the Financing and (z) assist in negotiating the documentation for any Financing, including reviewing and commenting on documentation and participating in drafting and negotiating sessions with Purchaser’s Representatives and (C) using commercially reasonable efforts to obtain officers’ certificates, legal opinions, accountants’ comfort letters and consents to the use of audit reports and (y) executing and delivering, effective as of no earlier than the Effective Time, definitive transaction documents, in each case customary for financings similar to the Financing, provided in each case that such requested cooperation does not unreasonably interfere with the ongoing operations of Sellers or the Sales Package Companies. Purchaser shall, from time to time, reimburse Sellers for any and all reasonable out-of-pocket expenses incurred by Sellers in connection with its compliance with this Section 6.05(f) (including reasonable fees and disbursements of counsel and accountants), promptly upon receipt of Sellers written request therefor. For purposes of this Section 6.05(f), “Financing” means any debt, equity or hybrid financing (including any public offering of securities) undertaken in connection with or to support the transactions contemplated by this Agreement. Purchaser acknowledges and agrees that the obtaining of the Financing, or any alternative financing, is not a condition to Closing and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any alternative financing, subject to fulfillment or waiver of the conditions set forth in Sections 7.01 and 7.02.

(ii) In connection with any Financing, (A) Purchaser will indemnify, defend and hold harmless the Sellers and their Affiliates, directors, officers and shareholders and each person who controls the Sellers within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively, the “Financing Indemnified Persons”) from and against any and all Losses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith other than any information relating to any Financing Indemnified Person furnished to Purchaser in writing by or on behalf of the Sellers or such Financing Indemnified Persons specifically for use in the Financing offering documents and (B) Sellers will indemnify, defend and hold harmless Purchaser and its Affiliates, directors, officers and shareholders and each person who controls Purchaser within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively, the “Purchaser Financing Indemnified Persons”) from and against any and all Losses suffered or incurred by them in connection with any information furnished to Purchaser in writing by or on behalf of the Sellers or a Financing Indemnified Person for use in the Financing Offering documents.

(iii) The procedures set forth in Section 9.03 shall apply to all indemnification obligations under this Section 6.05(f).

(iv) If the indemnification provided for in this Section 6.05(f) is unavailable or is insufficient in respect of any Losses referred to in this Section 6.05(f), Purchaser, in lieu of indemnifying such Financing Indemnified Persons, or Sellers in lieu of indemnifying such Purchaser Financing Indemnified Persons, will contribute to the amount paid or payable by any Financing Indemnified Persons or Purchaser Financing Indemnified Persons, as the case may be, as a result of such Losses (i) in such proportion as is appropriate to reflect the relative fault of the parties in connection with the actions that resulted in such Losses, as well as any other relevant equitable considerations, or (ii) if the allocation provided by clause (i) is not permitted by applicable Law, in such proportion as is appropriate to reflect not only the relative fault referred to in clause (i) but also the relative benefit of Purchaser or Seller, on the one hand, and such Financing Indemnified Persons or Purchaser Indemnified Persons, on the other, in connection with the statements or omissions that resulted in such Losses, as well as any other relevant equitable considerations. The relative fault of the parties will be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been taken by, or relates to information supplied by such party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action.

(v) If indemnification is available under this Section 6.05(f)(ii), the Purchaser shall indemnify each Financing Indemnified Person and Seller shall indemnify each Purchaser Financing Indemnified Person to the fullest extent permissible under applicable Law provided in this Section 6.05(f)(ii) without regard to the relative fault of the parties or any other equitable considerations provided for in this Section 6.05(f)(iv). The obligations of Purchaser and Seller under this Section 6.05(f) shall be in addition to any liability that Purchaser or Seller may otherwise have to any Financing Indemnified Person or Purchaser Indemnified Person.

6.06 Confidentiality. (a) From the date hereof and continuing thereafter, each Party to this Agreement shall, and shall cause its Affiliates and Representatives to, keep, treat and hold any and all confidential or proprietary information, knowledge and data of any other Party (such information, the “Confidential Information”), confidential (and not disclose or provide access to any person), and not to otherwise use any Confidential Information that becomes known to such Party or its Representatives in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, except that a Party may disclose Confidential Information to another person (i) with the prior written consent of Purchaser or Group, as applicable, (ii) to the extent required by any applicable Law, (iii) during the course of litigation, so long as the disclosing party uses reasonable best efforts to provide that the party receiving such information treats the information in a confidential manner and in accordance with the terms hereof, (iv) to any taxing authority and (v) to its legal counsel, accountants, banks and their advisors who need to know such information for the purpose of assisting the disclosing party in their capacity as such so long as the disclosing party causes such persons to treat the information in a confidential manner and in accordance with the terms hereof (it being understood that the disclosing party shall be responsible for any breach of the terms of this Section 6.06 by such persons). Notwithstanding the foregoing, in the event that any Party or its Representatives intends to disclose information pursuant to clause (ii) or (iii) above, such Party shall, or shall cause its Representative to, to the extent reasonably practicable and permitted by applicable Law, (x) provide Purchaser or Group, as the case may be, with reasonable written notice of such requirement sufficiently in advance of disclosing such information so that Purchaser or Group, as applicable, may seek a protective order or other remedy, (y) in the event that such protective order or other remedy is not obtained, furnish only that portion of such Confidential Information which is legally required to be provided and exercise reasonable best efforts to obtain assurances that confidential treatment will be afforded to such Confidential Information and (z) use reasonable best efforts to promptly furnish to Purchaser or Group, as applicable, a copy (in whatever form or medium) of such Confidential Information that it intends to furnish or has furnished. The foregoing sentences in this Section 6.06(a) shall not apply to any information, knowledge or data that at the time of disclosure is publicly available or becomes publicly available through no act or omission of the party owing a duty of confidentiality, or becomes available on a non-confidential basis from a source other than the party owing a duty of confidentiality, so long as such source is not known by such party to be bound by a confidentiality agreement with or other obligations of secrecy to the other Party. On and after the Closing Date, the obligations under this Section 6.06(a) shall remain in full force and effect with respect to each Party to this Agreement.

(b) As of the date hereof, the Confidentiality Agreement shall be terminated, provided, however, that such termination shall not affect any claims for breaches thereof that occurred prior to such termination.

(c) For the avoidance of doubt, in the event of a breach of the obligations under this Section 6.06 by any Party, its Affiliates or any Representatives of any of the foregoing, the other Party, in addition to all other available remedies, shall be entitled to specific performance to enforce the provisions of this Section 6.06 in any court of competent jurisdiction in accordance with Section 10.12.

6.07 Benefit Arrangements. (a) Sellers shall ensure that as of immediately prior to the Effective Time, each employee or other service provider of Sellers and their Affiliates whose responsibilities consist primarily of providing services to the businesses of the Sales Package Companies is employed (or, in the case of independent contractors, engaged) by the Direct Sale Companies and their Subsidiaries and that no other individual is employed (or, in the case of independent contractors, engaged) by the Direct Sale Companies and their Subsidiaries. For the period from and after the Effective Time until December 31, 2012 (the “Continuation Period”), Purchaser shall provide or cause its Affiliates to provide to each employee of any of the Direct

Sale Companies or their respective Subsidiaries who continues employment with Purchaser or any of its Subsidiaries following the Effective Time (each, a “Continuing Employee”): (i) base wages or salaries, as applicable, at least equal to those provided to such Continuing Employee immediately prior to the Effective Time; and (ii) an annual cash bonus opportunity that is no less favorable than the annual cash bonus opportunity provided to such Continuing Employee immediately prior to the Effective Time.

(b) Notwithstanding anything in Section 6.07(a) to the contrary, for the period from and after the Effective Time until December 31, 2012, Purchaser shall provide or cause its Affiliates to provide to each Continuing Employee and Retiree employee benefits (for clarity, this Section 6.07(b) relates solely to employee pension benefit and employee welfare benefit plans and does not relate to compensatory arrangements or individual agreements) which are, subject to the final sentence of this Section 6.07(b), the same in all material respects to the employee benefit plans, programs, policies and arrangements, including Health and Welfare Benefits, provided to the Continuing Employee or Retiree immediately prior to the date of this Agreement (collectively, the “Pre-Closing Benefit Arrangements”). In determining whether the benefits provided to the Continuing Employees and Retirees pursuant to this Section 6.07(b) meet the applicable standard (i.e., the same in all material respects), dependent coverage shall be considered. For the period beginning on the date of this Agreement and ending on the Effective Time, the Sellers shall not amend, terminate or partially terminate the Pre-Closing Benefit Arrangements in any manner that adversely affects such employees except to the minimum extent required to comply with any applicable Law. Notwithstanding the foregoing provisions of this paragraph, Purchaser may increase employee cost levels to reflect additional costs of maintenance of the Pre-Closing Benefit Arrangements above the levels in effect on the date hereof; provided, that such changes shall not be greater in the aggregate than the average of the aggregate annual increases in employee cost levels for the Pre-Closing Benefit Arrangements during the three calendar years prior to the year during which the Effective Time occurs.

(c) Notwithstanding anything in Section 6.07(a) or 6.07(b) to the contrary, if a Continuing Employee is eligible to receive sabbatical benefits immediately prior to the Effective Time, the Continuing Employee shall be entitled to receive such sabbatical benefits following the Effective Time during the five year post-eligibility period provided pursuant to the terms of the sabbatical practices as it applied immediately prior to the date of this Agreement. In addition, if a Continuing Employee would have been eligible to receive sabbatical benefits if the Closing had not occurred during the Continuation Period, the Continuing Employee shall be entitled to receive the sabbatical benefits that would have been provided to the Continuing Employee pursuant to the terms of the sabbatical practice as it applied immediately prior to the date of this Agreement.

(d) For a period of one year after the Effective Time, Purchaser shall provide or cause its Affiliates to provide to each Continuing Employee severance compensation and benefits that each such Continuing Employee is eligible to receive upon a qualifying termination of employment under the terms of the severance plan listed on Section 6.07(d) of the Seller Disclosure Schedule (taking into account service with Group and its Affiliates prior to the Effective Time and service with Purchaser and its Affiliates after the Effective Time).

(e) If the Effective Time occurs before December 31, 2011, then Purchaser agrees that the 2011 annual bonuses under the ING Direct Short-Term Incentive Plan (the “2011 Bonuses”) for Continuing Employees shall be determined as follows: (i) the portion of the 2011 Bonus to which each participant in such plan shall be entitled based on services performed in 2011 through the Effective Time shall be determined on a pro-rata basis immediately prior to the Effective Time based on the actual performance level taking into account the financial performance of the Bank in the normal course of business achieved in 2011 through the Effective Time and (ii) the portion of the 2011 Bonus to which each participant in such plan shall be entitled based on services performed in 2011 after the Effective Time shall be determined on a pro-rata basis in accordance with Section 6.07(a)(ii). If the Effective Time occurs on or after December 31, 2011, but before the 2011 Bonuses are paid, the amount of the 2011 Bonuses shall be determined immediately prior to the Effective Time based on the actual performance level taking into account the financial performance of the Bank in the normal course of business achieved in 2011. In all cases, 2011 Bonuses for Continuing Employees shall be payable at the same time as annual bonuses for 2011 are paid to employees of Purchaser and its Subsidiaries generally (but in no event later than March 15, 2012), so long as the applicable employee remains employed through such date, provided that an employee terminated subsequent to the Effective Time under circumstances entitling such employee to severance benefits under Section 6.07(d) shall be entitled to receive a prorated bonus for the portion of the year served, payable based on actual performance at the time 2011 bonuses are payable generally. Subject to the foregoing provisions of this Section 6.07(e), the 2011 Bonuses shall otherwise be determined and payable in accordance with the terms of the ING Direct Short-Term Incentive Plan.

(f) With respect to any Purchaser Benefit Plans in which any Continuing Employee becomes eligible to participate on or after the Effective Time, Purchaser, as applicable, shall (i) with respect to Health and Welfare Benefits, waive all preexisting conditions, actively at work requirements, exclusion and waiting periods with respect to participation and coverage requirements under the Purchaser Benefit Plans to the extent they were inapplicable to, or were satisfied under, the US HoldCo Benefit Plans, (ii) for purposes of (A) eligibility, (B) vesting and (C) benefit level, solely with respect to any severance or paid time off plans or policies (but not for purposes of benefit accrual under a defined benefit pension plan) recognize the service that was credited to each such Continuing Employee under the corresponding US HoldCo Benefit Plan prior to the Effective Time, under the Purchaser Benefit Plans (except to the extent it would result in a duplication of benefits or is not provided for employees of Purchaser and its Subsidiaries for the same period of service), as if such service were with Purchaser and its Subsidiaries and (iii) with respect to Health and Welfare Benefits, cause any deductible, coinsurance and out-of-pocket expenses incurred by any such Continuing Employee and his or her covered dependents under the US HoldCo Benefit Plans during the portion of the plan year ending on the Closing Date to be taken into account for purposes of satisfying deductible, coinsurance and maximum out-of-pocket requirements under the applicable Purchaser Benefit Plan (to the same extent as they would be taken into account if incurred under such Purchaser Benefit Plan).

(g) Notwithstanding the foregoing, Purchaser and the Sellers acknowledge and agree that all provisions contained in this Section 6.07 are included for the sole benefit of Purchaser and the Sellers and nothing contained herein shall (i) be construed as an amendment to any US HoldCo Benefit Plan or Purchaser Benefit Plan, (ii) create any third-party beneficiary or other rights in any other person, including any employee or former employee of any of the Direct Sale Companies or their respective Subsidiaries, any participant in the US HoldCo Benefit Plans, or any dependent or beneficiary thereof or (iii) otherwise obligate Purchaser or Group or any of their Affiliates to maintain any particular US HoldCo Benefit Plan, Purchaser Benefit Plan or retain the employment of any particular employee of any of the Direct Sale Companies or their respective Subsidiaries following the Effective Time.

(h) Prior to the Closing Date, US HoldCo shall take all necessary actions to assign to Purchaser the US HoldCo Benefit Plans listed on Section 6.07(h) of the Seller Disclosure Schedule, and Purchaser shall assume such US HoldCo Benefit Plans listed on Section 6.07(h) of the Seller Disclosure Schedule at the Effective Time and be responsible for any Liabilities under such plans following the Effective Time.

(i) The Sellers shall be solely responsible for any Controlled Group Liabilities.

(j) US Holdco or its applicable Affiliate shall take such actions as are reasonably necessary to provide for termination within the 30-day period prior to the Effective Time, contingent upon the occurrence of the Effective Time, of the US Holdco Benefit Plans listed on Section 6.07(j) of the Seller Disclosure Schedule, but only to the extent that such terminations can be effectuated in accordance with Treas. Regs. Section 1.409A-3(j)(4)(ix)(B) (it being understood and agreed, however, that US Holdco or its applicable Affiliate shall in any case effectuate such termination if requested by Purchaser subsequent to the date hereof, so long as Purchaser consents to accelerated vesting prior to such termination of the amounts referenced on Section 6.07(j) of the Seller Disclosure Schedule) and, in connection with such terminations, if any, all distributions under the US Holdco Benefit Plans listed on Section 6.07(j) of the Seller Disclosure Schedule are to be made to participants in such plans at or prior to the Effective Time; provided, however, that to the extent that the termination of such plans and the related distributions, if any, cannot be effectuated or made prior to or at the Effective Time in accordance with Treas. Regs. Section 1.409A-3(j)(4)(ix)(B), but such terminations and distributions can be effectuated and made after the Effective Time in accordance with Treas. Regs. Section 1.409A-3(j)(4)(ix)(B), Purchaser or its applicable Affiliate shall (if in receipt of a legal opinion from the law firm of Kilpatrick Townsend & Stockton LLP that such actions “will not” trigger income inclusion and additional tax for any participant under Section 409A of the Code) take such actions as are reasonably necessary to provide for such terminations and distributions in accordance with Treas. Regs. Section 1.409A-3(j)(4)(ix)(B).

6.08 Intellectual Property Matters.

(a) Except as expressly provided in this Section 6.08 or in any Ancillary Agreement, the Purchaser, on behalf of itself and its Affiliates (which, for the avoidance of doubt, shall include throughout this Section 6.08 the Direct Sale Companies and their respective Subsidiaries following the Closing), acknowledges and agrees that neither the Purchaser nor any of its Affiliates is purchasing, acquiring, licensing or otherwise obtaining any right, title or interest in, to or under any Seller Intellectual Property. As used herein, “Seller Intellectual Property” means all Intellectual Property owned or licensed by the Sellers or any Affiliate of Sellers, except for the Intellectual Property that is a Transferred Asset or that is owned by the Direct Sale

Companies and their respective Subsidiaries immediately after Closing, including (i) the names “ING”, “ING Lion”, the ING Lion logo, and any Internet domain name, Trademark, word, name or logo related thereto, or employing the word “ING”, “ING Lion”, or the ING Lion logo, or any derivation, variation, translation or adaptation thereof, or any Internet domain name, Trademark, word, name or logo confusingly similar thereto or embodying any of the foregoing, whether alone or in combination with any other Internet domain names, Trademarks, words, names or logos, and whether registered or unregistered (collectively, the “Seller Trademarks”) and (ii) the Intellectual Property set forth on Schedule 6.08(a). Without limiting the foregoing, each of the Direct Sale Companies and their respective Subsidiaries shall assign any and all rights, title or interest it has in or to any of the Seller Intellectual Property and the Intellectual Property listed on Section 6.08(a) of the Seller Disclosure Schedule, including any Seller Trademarks, and transfer any and all tangible embodiments thereof, to a Seller or a designee specified by a Seller at or prior to the Closing, which assignment may be made at the discretion of the Sellers by way of a dividend or other distribution on its Equity Interests or otherwise.

(b) Except as expressly provided in this Section 6.08 or in any Ancillary Agreement, as of and following the Closing, the Purchaser shall, and shall cause the Direct Sale Companies and their respective Subsidiaries to, cease and discontinue promptly after the Closing any and all uses of any and all (i) Seller Intellectual Property other than the Seller Trademarks and (ii) Seller Trademarks as a trademark, service mark, brand, logo, symbol, design, Internet domain name, trade name, corporate name, business name, d/b/a or other name or indicia of source or origin of any product or service. Except as expressly provided in this Section 6.08 or in any Ancillary Agreement, the Purchaser, on behalf of itself and its Affiliates, agrees, as of and following the Closing, that neither the Purchaser, nor any of its Affiliates shall have any right, title or interest in, or any authority or license to use or allow others to use in any manner whatsoever, any Seller Intellectual Property, and any such right, title, interest, authority, license or sublicense or other arrangement relating thereto (whether written or oral) existing prior to the Closing, shall automatically terminate simultaneously with and effective as of the Closing. Within ninety (90) days following the Closing Date, the Purchaser shall, and shall cause the Direct Sale Companies and their respective Subsidiaries to, file before the relevant Governmental Authority the necessary documents so as to amend or terminate any registration or certificate of assumed name, fictitious name, d/b/a filings, or other filings containing any such Seller Trademarks so as to cause such corporate names, Internet domain names and Trademarks of or used by the Direct Sale Companies or their respective Subsidiaries to change and eliminate any Seller Trademarks therefrom.

(c) Notwithstanding the foregoing and, except as expressly provided in this Section 6.08 or in any Ancillary Agreement, and only to the extent that use of any Materials (as defined below) cannot be commercially reasonably avoided after the Closing by Direct Sale Companies and their respective Subsidiaries, the Direct Sale Companies and their respective Subsidiaries shall have the limited, non-transferable, non-sublicensable, terminable, royalty-free, non-exclusive, right only in the United States of America (including its territories and possessions) to deplete the labeling, stationery, business forms, supplies, advertising and promotional materials and packaging existing in the inventory of such Direct Sale Company and its Subsidiaries at the Closing that bear the Seller Trademarks (the “Materials”) for twelve (12) months following the Closing Date, which period of time may be extended for a period not to exceed four (4) months upon the consent of the Seller, not to be unreasonably withheld (the “Transition Period”), for use solely in connection with their respective businesses (the “Materials License”); provided, however, that (i) none of Purchaser or any of its Affiliates shall take any action that could reasonably be expected to impair the value of or goodwill associated with the Seller Trademarks, (ii) the Purchaser shall cause each of the Direct Sale Companies and their respective Subsidiaries to (A) use the Materials and make any use of the Seller Trademarks pursuant to this Section 6.08 in accordance with the branding guidelines set forth on Schedule 6.08(c), as these may be reasonably updated or amended from time to time on reasonable prior notice, (B) when using any of the Materials in the context of entering into or conducting contractual relationships, make clear to all other applicable parties that it, rather than the Sellers or any of Sellers’ Affiliates, is the party entering into or conducting the contractual relationship, and (C) cease using the Seller Trademarks on such Materials as soon as practicable and in any event within the Transition Period. The Sellers may terminate the Materials License upon written notice in the event of a material breach of the terms and conditions set forth in this Section 6.08(c) which is not cured within 10 days of receipt of notice thereof. Any physical Materials remaining after such Transition Period shall be destroyed by Purchaser, and an authorized officer of the Purchaser shall certify to the Sellers in writing that such destruction has taken place, unless, at Sellers’ option, a Seller notifies the Purchaser that it wishes such remaining Materials to be delivered to its or its designee’s offices. For avoidance of doubt, none of the Direct Sale Companies or their respective Subsidiaries shall create any new materials bearing any Seller Trademarks, alter in any way the Seller Trademarks as they are displayed on the Materials, nor use the Materials in any manner not consistent with their practice before Closing.

(d) Purchaser, for itself and its Affiliates, acknowledges and agrees that, (i) as between the Parties hereto, the Sellers own or have the exclusive right to use any and all of the Seller Trademarks and except as otherwise expressly provided in this Section 6.08 or in any Ancillary Agreement, neither the Purchaser nor any of its Affiliates shall, as of the Closing, have any rights in or to the Seller Trademarks, (ii) neither the Purchaser nor any of Purchaser’s Affiliates shall contest the ownership or validity of any rights of the Sellers or any of Sellers’ Affiliates in or to the Seller Trademarks and (iii) neither the Purchaser nor any of its Affiliates shall adopt, use, register or attempt to register in any jurisdiction any of the Seller Trademarks or instruct others to do so. Purchaser agrees, on behalf of itself and its Affiliates, and shall ensure, that any use of the Seller Trademarks as permitted in this Section 6.08 shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Direct Sale Companies or their respective Subsidiaries used such Seller Trademarks prior to the Closing. Purchaser, for itself and its Affiliates, agrees that after the Closing, neither the Purchaser nor any of its Affiliates, will expressly, or willingly by implication, do business as or represent themselves as the Sellers or any of Sellers’ Affiliates, and the personnel of the Purchaser or their Affiliates shall not, and shall have no authority to, as of the Closing, hold themselves out as officers, employees or agents of the Sellers.

(e) (i) Notwithstanding anything to the contrary in the foregoing, and subject to and conditioned upon compliance with the terms and conditions of this Section 6.08(e) and the Co-existence Agreement referenced in Section 6.08(h) below, Sellers hereby grant to Bank and its Subsidiaries a limited, non-exclusive, non-transferable, non-sublicenable royalty-free license for Bank and its Subsidiaries to continue using after Closing only during the Transition Period and only in the United States of America (including its territories and possessions) the Seller Trademarks in substantially the same manner that the Bank and its Subsidiaries used the Seller

Trademarks prior to Closing in the business of accepting deposits (including payment and savings accounts) from or offering mortgage or other loan products to individual retail customers with a residence in the United States (including its territories and possessions) through a website accessible via the Internet and directed only to retail customers with a residence in the United States of America (including its territories and possessions), without any alteration or modification thereof, and solely:

(A) in the corporate names and trade names of Bank and its Subsidiaries, to the extent and in the manner that Bank or its Subsidiaries used the Seller Trademarks in such names prior to Closing in the ordinary course of business; and

(B) in the names of, or in connection with, the marketing, sale and issuance of any products available for sale immediately before Closing that had incorporated the Seller Trademarks in their product names (“Existing Products”) to the extent and in the manner that Bank or its Subsidiaries used such Seller Trademarks in such product names prior to Closing in the ordinary course of business in each case of clauses (A) and (B), for a period of time commencing at Closing and continuing only for the Transition Period (the “Transitional License”); provided that, (I) during such Transition Period, the Bank and its Subsidiaries use reasonable best efforts to cease use of the Seller Trademarks as promptly as practicable; (II) upon expiration of such Transition Period, Bank and its Subsidiaries shall immediately cease all use of and no longer use the Seller Trademarks, including in connection with its business or the products referenced above, and (III) Bank and its Subsidiaries shall not use the Seller Trademarks in connection with any products or services that were not existing at Closing.

(ii) The Transitional License is subject to the following additional conditions and limitations: (A) Bank and its Subsidiaries shall not develop any new types of materials bearing the Seller Trademarks, nor use or display the Seller Trademarks on any other materials or in any other capacity not expressly stated in this Section 6.08(e); (B) neither Bank nor its Subsidiaries may alter or modify the appearance of the Seller Trademarks on the Existing Products, nor have anyone else do so; (C) all use of the Existing Products shall be consistent with past practice and Bank and its Subsidiaries shall only use the Seller Trademarks on Existing Products of at least equal or higher quality as the Existing Products used by Bank and its Subsidiaries prior to Closing; (D) none of Bank or its Subsidiaries shall take any action that could reasonably be expected to impair the value of or goodwill associated with the Seller Trademarks; (E) the Purchaser shall cause each of Bank and its Subsidiaries to (1) make any use of the Seller Trademarks pursuant to this Section 6.08(e) in accordance with the branding guidelines set forth on Schedule 6.08(c), as these may be reasonably updated or amended from time to time on reasonable prior notice, (2) when using any of the corporate or business names or Existing Products in the context of entering into or conducting contractual relationships, make clear to all other applicable parties that it, rather than the Sellers or any of Sellers’ Affiliates, is the party entering into or conducting the contractual relationship and (3) cease using the Seller Trademarks as a corporate name or business name and on Existing Products upon expiration or termination of the Transitional License. The Sellers may terminate the Transitional License upon written notice in the event of a material breach of the terms and conditions set forth in this Section 6.08(b) which is not cured within 10 days of receipt of notice thereof. Any physical

Existing Products remaining after the expiration or termination of the Transitional License shall be destroyed by Purchaser, and an authorized officer of the Purchaser shall certify to the Sellers in writing that such destruction has taken place, unless, at Sellers’ option, a Seller notifies the Purchaser that it wishes such remaining Existing Products to be delivered to its or its designee’s offices. Whenever Bank or any of its Subsidiaries displays or otherwise uses any of the Seller Trademarks or distributes any Materials to a person, Bank or its Subsidiary, as the case may be, shall include therewith the following statement (or another similar statement if agreed by Sellers and the Bank) conspicuously so as to reasonably draw attention to such statement: “INGDirect Bank has been acquired by Capital One Financial Corp. and is no longer affiliated with ING Groep N.V. (“ING”). The [to refer to specific Marks(s) included in Materials at issue] are trademarks of ING and are used by permission.”

(iii) Sellers shall have the right during normal business hours, upon reasonable notice to Purchaser and in a manner not unreasonably disruptive to Bank’s or its Subsidiaries’ properties or business operations, to inspect for compliance with this Section 6.08 and any and all uses of the Seller Trademarks by Bank and its Subsidiaries, including inspection of any and all materials on which the Seller Trademarks are displayed in the possession or control of Bank and its Subsidiaries. Any noncompliance with this Section 6.08 shall be corrected promptly upon written notification thereof by Sellers.

(f) To the extent that any of the Intellectual Property owned by the Direct Sale Companies or their respective Subsidiaries immediately after Closing was used by any Seller or any Affiliate of a Seller (each, a “Licensee”) or a Licensee otherwise had a right to or benefit under such Intellectual Property before Closing, Purchaser hereby grants to each such Licensee a non-exclusive, perpetual, irrevocable, non-terminable, worldwide, fully paid-up, royalty-free right and license in, to and under such Intellectual Property (with the right to sublicense to Affiliates and to its and their respective contractors, consultants and customers in connection with the business of such Licensee or Affiliate), including the right (i) under such Intellectual Property to make, have made, use, import, offer for sale, lease, sell and otherwise transfer or dispose of any products or services for any purpose, and to practice any process or any method for any purpose, and (ii) to use, reproduce, display (publicly or otherwise), perform, transmit, distribute, modify, prepare derivative works of and otherwise exploit such Intellectual Property and any tangible embodiment thereof for any purpose; provided that for the avoidance of doubt such license shall be subject to the Co-existence Agreement entered into pursuant to Section 6.08(h).

(g) The Purchaser acknowledges and agrees that on or before the Closing, Group or its designee will transfer and migrate (which transfer and migration may be made at the discretion of the Sellers by way of a dividend or other distribution on its Equity Interests or otherwise) to any devices or media at a location or locations designated by Group or its designee all copies and versions of (i) any Software owned by the Sellers or any of its Affiliates (other than Direct Sale Companies and their respective Subsidiaries) that reside on any of the Sales Package Companies’ servers, computers, equipment or storage media and (ii) any Assigned Software. The Sellers and Purchaser agree that, on or prior to the Closing, the Sellers and Purchaser shall enter into an agreement whereby Sellers shall grant a non-exclusive, perpetual, irrevocable (except for violation of the territorial, assignment or sublicensing restrictions), non-transferable and non-assignable (except in the context of a sale of substantially all of the assets of

Purchaser and its affiliates that comprise businesses using such Software), non-terminable (except upon written notice for material violation of the territorial, assignment or sublicensing restrictions which is not cured within 10 days of receipt of notice), non-sublicensable (except to controlled Affiliates as long as such sublicense is subject to and conditioned on all of the terms and conditions of such license, and extends to such sublicensee only so long as such sublicensee is a controlled Affiliate, with no right to further sublicense), fully paid-up, royalty-free right and license to the Direct Sale Companies to use the Software set forth on Schedule 6.08(g)(i) and the patents set forth on Schedule 6.08(g)(ii) solely for their own internal use for Bank Products (as such term is defined in Exhibit E) in Online Retail Banking (as such term is defined in Exhibit E) and the servicing thereof, and the brokerage business included in the Sales Package Companies) solely within the United States (the “License Agreement”). The parties agree to use reasonable best efforts to cooperate (i) in transitioning the Software, as applicable, that is used in the conduct of the business of the Sales Package Companies under agreements of such third parties with Sellers or their Affiliates (other than the Direct Sale Companies) to Purchaser and its Affiliates under agreements of such third parties with Purchaser and its Affiliates at and following the Closing and (ii) if no agreement of such third party with Purchaser or its Affiliates exists or is entered into by Purchaser or its Affiliates prior to the Closing, to obtain any required Consents for Software licensed by Seller and its Affiliates and used in the business of the Sales Package Companies that Purchaser desires to use following the Closing; provided that Seller or any Affiliate of Seller shall not be required to incur any cost or expense to such third party in connection with the foregoing subsections (i) and (ii), or for any consents.

(h) Promptly following the date hereof in no event later than the Closing, the parties shall negotiate reasonably and in good faith agree upon a form of Co-existence Agreement consistent in all material respects with the terms and conditions set forth in Exhibit E hereto.

6.09 Services Provided by Group to the Direct Sale Companies. Unless otherwise agreed to in writing by Group or as contemplated in the Transition Services Agreement, (a) all services provided by Group or any of its Subsidiaries (other than the Direct Sale Companies or their respective Subsidiaries) to the Direct Sale Companies or any of their respective Subsidiaries, (b) all services provided to Group or any of its Subsidiaries (other than the Direct Sale Companies or their respective Subsidiaries) by the Direct Sale Companies or any of their respective Subsidiaries and (c) all agreements between Group or any of its Subsidiaries (other than the Direct Sale Companies or their respective Subsidiaries) on the one hand, and any of the Direct Sale Companies or any of their respective Subsidiaries on the other, in each case shall be terminated as of the Effective Time, other than those agreements set forth on Schedule 6.09, without payment or incurrence of further liability or obligation (contingent or otherwise) thereunder and Group will deliver to Purchaser evidence of the termination of such agreements, which evidence shall be reasonably acceptable to Purchaser. Promptly following the date hereof, the parties shall negotiate reasonably and in good faith agree upon (in no event later than the Closing) a transition services agreement in a form and substance reasonably acceptable to Purchaser and Sellers (the “Transition Services Agreement”).

6.10 Fees and Expenses. (a) Except as expressly provided below or in the Ancillary Agreements, all fees and expenses incurred in connection with the transactions contemplated hereby or by the Ancillary Agreements, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the person incurring such fees or expenses, whether or not such transactions are consummated.

(b) Notwithstanding anything in this Agreement to the contrary, if this Agreement is terminated by (i) Purchaser or Group pursuant to Section 8.01(b)(ii); (ii) Purchaser or Group pursuant to Section 8.01(b)(iii); or (iii) by Group pursuant to Section 8.01(b)(i) as a result, in whole or in part, of a breach by Purchaser of Section 5.03(f), 5.03(g) or Section 6.02 (but only to the extent the written notice of breach contemplated by Section 8.01(b)(i) specifically cited the breaches of Section 5.03(f), 5.03(g) or Section 6.02, as applicable, and such breaches were not cured during the cure period referenced therein) and, in the case of any such termination, at the time of such termination the Relevant Regulatory Approvals have not been obtained; then, in each case, Purchaser shall, without prejudice to any other rights that Group may have against Purchaser for a breach of this Agreement or otherwise under any theory of recovery, pay to Group a fee in an amount equal to $270,000,000 (such amount, the “Termination Fee”) by wire transfer of immediately available funds to an account specified pursuant to Section 3.01(d) promptly, but in no event later than two Business Days after such termination if by Group or concurrently with such termination if by Purchaser; provided that Purchaser shall have no obligation to pay such Termination Fee if (i) any Materially Burdensome Regulatory Condition shall have occurred, (ii) Sellers shall have materially breached Section 6.02, 5.02(f) or 5.02(g) or (iii) if the proximate cause of any denial or failure to obtain any such Relevant Regulatory Approval, is (A) any regulatory issue or event relating to Sellers, the Sales Package Companies or any of their Affiliates which was not Previously Disclosed, or (B) any capital or other regulatory issues arising out of or related to the IABF Transactions, or the failure to complete the IABF Transactions (each of (i) through (iii), a “Seller Regulatory Matter”). For the avoidance of doubt, in no event will Purchaser be obligated to pay more than one Termination Fee.

(c) Purchaser and the Sellers acknowledge that the agreements contained in Section 6.10(b) are an integral part of the Transactions, and that, without these agreements Group would not have entered into this Agreement; accordingly, if Purchaser fails to promptly pay when due the amounts due pursuant to Section 6.10(b), and, in order to obtain such payment Group commences a suit which results in a judgment against Purchaser, for any of the amounts set forth in this Section 6.10, all costs and expenses (including attorneys’ fees) incurred by Group in connection with such suit shall be reimbursed by the Purchaser promptly upon demand, together with interest on the amounts due pursuant to Section 6.10(b) at the prime rate of interest as reported in the Wall Street Journal from the date such amounts were required to be paid until the date actually received by Group.

6.11 No Solicitation. (a) Until the earlier of the consummation of the Transactions and the second anniversary of the termination date (in the event that this Agreement is terminated for any reason pursuant to Article VIII), Purchaser and its Subsidiaries shall not, directly or indirectly, hire or solicit any employee of any Sales Package Company regarding the employment of such person or the provision of other services by such person; provided, however, that this Section 6.11(a) shall not (i) apply to any person who has ceased to be employed by any

Sales Package Company for a period of at least six months prior to commencement of employment discussions between Purchaser and such person or (ii) prohibit general solicitations for employment through advertisements, professional recruiters or other means not targeted at such individuals.

(b) During the period beginning on the Closing Date and ending on the second anniversary thereof, the Sellers and their Affiliates shall not, directly or indirectly, hire or solicit any employee of any Sales Package Company regarding the employment of such person or the provision of other services by such person; provided, however, that this Section 6.11(b) shall not (i) apply to any person who has ceased to be employed by any Sales Package Company for a period of at least six months prior to commencement of employment discussions between Sellers and such person or (ii) prohibit general solicitations for employment through advertisements, professional recruiters or other means not targeted at such individuals.

6.12 Seller Noncompetition. During the period beginning on the Closing Date and ending on the fifth anniversary thereof, Sellers shall not, and shall cause their Affiliates not to:

(a) own, manage or operate, or participate in the ownership, management or operation of, the business of accepting retail deposits (including savings and payment accounts), the online securities brokerage business, or the mortgage or consumer lending business in the United States (and its territories and possessions) (any such business, a “Seller Competing Business”); provided, however, that this Section 6.12(a) shall not prohibit or in any way prevent:

(i) any Seller or its Affiliates from operating any businesses conducted by non-Sales Package Companies that exist in the United States as of the date hereof, in the lines of business in which they are actively engaged as of the date hereof and any activities conducted by the non-Sales Package Companies ancillary thereto (and, for the avoidance of doubt, not as a core or primary product offering in the customer relationships of the non-Sales Package Companies) as of the date hereof, including deposits taken solely in connection with wealth management, asset management and brokerage activities, or contemplated by the Sellers (and set forth on Section 6.12(a) of the Seller Disclosure Schedule) for the non-Sales Package Companies to become engaged as of the date hereof (the “Existing Seller Businesses”);

(ii) any Seller or its Affiliates from performing any act or conducting any business expressly required by this Agreement or the Ancillary Agreements;

(iii) any Seller or any of its Affiliates from acquiring in the aggregate not more than 4.9% of the capital stock of an entity with operations involving the Seller Competing Business;

(iv) any Seller or any of its Affiliates from financing, lending or making extensions of credit to, or foreclosing on the collateral of, or acquiring any non-convertible debt securities of, any Seller Competing Business in the ordinary course of its or its Affiliates’, as the case may be, business; provided, however, if as a result a Seller or its Affiliates come to beneficially own any Equity Interests in a Person engaging in activities constituting a Seller Competing Business, they shall divest such Equity Interests or that portion of such Person that engages in activities constituting Seller Competing Businesses on commercially reasonable terms as soon as reasonably practicable following the acquisition of such ownership;

(v) any Seller or any of its Affiliates from making any investment (or activity related thereto) in a fiduciary or agency capacity and carried out on behalf of clients or other third party beneficiaries;

(vi) the ownership of, an affiliation with, or the conduct of any other prohibited activity with respect to, a person that conducts, either directly or indirectly, a Seller Competing Business and that prior to the consummation of the transaction referred to in clause (1) or (2) below was not an Affiliate of any Seller (any such person, together with all of its Affiliates, a “Seller Competing Person”) that is the result of (1) the merger, consolidation, share exchange, sale or purchase of assets, scheme of arrangement or similar business combination involving a Seller or any of its Affiliates with any Seller Competing Person or (2) the acquisition of any Seller Competing Person or any interests in or securities of any Seller Competing Person by a Seller or any of its Affiliates, if, in the case of either (1) or (2), at least 75% of the total consolidated revenues (including as revenues net interest income revenues with respect to a lending business) of such Seller Competing Person in the calendar year prior to such ownership or affiliation does not relate to a Seller Competing Business; provided, however, that for the first two calendar years following the closing of the transaction resulting in the ownership, affiliation or involvement with the Seller Competing Person (and the remainder of any calendar year during which such closing occurs, measured on an annualized basis relative to the preceding calendar year), the total deposits of the Seller Competing Business in each such calendar year will not exceed 110% of the total deposits of such Seller Competing Business in the immediately preceding calendar year;

(vii) any Seller or any of its Affiliates from acquiring a Seller Competing Person or more than 50% of the outstanding capital stock or other equity interests in any Seller Competing Person (or any lesser percentage if, pursuant to contractual or other arrangements, Purchaser or its Subsidiaries have the right to cause such person to take the actions specified in the following proviso) that derived in excess of 25% but not more than 50% of its total consolidated revenues (including as revenues net interest income revenues with respect to a lending business) in its most recent fiscal year from activities that constitute Seller Competing Businesses; provided, however, that such Seller or its Affiliates shall divest that portion of such person that constitutes a Seller Competing Business on commercially reasonable terms as soon as reasonably practicable following the acquisition of such ownership or interest; or

(viii) any Seller or any of its Affiliates from acquiring any equity securities of any person that has outstanding Indebtedness to a Seller or any of its Affiliates, or engaging in any activities otherwise prohibited by this Section 6.12 in connection with any such person as a result of the acquisition of such equity securities, in satisfaction of a debt previously contracted in a distressed or troubled situation; or

(b) use customer lists of the Sales Package Companies to directly or indirectly solicit any customer of the Sales Package Companies (A) in respect of any services or products of the type that are provided by a Seller Competing Business or (B) to withdraw from or not to purchase any of the types of products or services historically provided by the Sales Package Companies. Notwithstanding the foregoing sentence, and subject to compliance with Sections 6.12(a) and 6.12(b), the Sellers and their respective Affiliates shall be permitted to (i) engage in advertising, solicitations or marketing campaigns, programs or other efforts not specifically directed to or targeted at the customers of the Sales Package Companies, (ii) respond to unsolicited inquiries, and (iii) provide notices or communications relating to the transactions contemplated hereby or by the Ancillary Agreements in accordance with the provision hereof and thereof.

(c) For the avoidance of doubt, in the event of a breach of the obligations under this Section 6.12, in addition to all other available remedies, Purchaser shall be entitled to specific performance to enforce the provisions of this Section 6.12 in any court of competent jurisdiction in accordance with Section 10.12.

(d) It is the intent of the Parties that the provisions of this Section 6.12 shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. If any particular provision or portion of this Section 6.12 shall be adjudicated to be invalid or unenforceable, such provision or portion thereof shall be deemed amended to the minimum extent necessary to render such provision or portion valid and enforceable, such amendment to apply only with respect to the operation of such provision or portion in the particular jurisdiction in which such adjudication is made.

(e) Notwithstanding anything to the contrary contained herein, in no event shall any current or subsequently acquired or organized Affiliate of Sellers be subject to any of the restrictions or requirements set forth in this Section 6.12 following the date that Group, directly or indirectly, owns less than 50% of the outstanding voting power of such Affiliate or no longer has the power to appoint a majority of the members of the board of directors or equivalent governing body of such Affiliate; provided, however, that any such Affiliate that has, as of the date hereof or at any time hereafter acquires, any rights in or to use any Reserved Marks (as defined in Exhibit E) (a “Covered Affiliate”) shall either enter into a co-existence agreement substantially identical to the co-existence agreement executed by Sellers and/or their Affiliates at the Closing or continue to be bound by this Section 6.12 without regard to the exclusion provided in this paragraph (e); provided, further, however, that Sellers shall take such actions as may be required to ensure that no such Covered Affiliate of Sellers ceases to be an Affiliate of Sellers without entering into such a co-existence agreement or expressly agreeing to be bound by the foregoing restrictions of this Section 6.12.

6.13 Purchaser Noncompetition. During the period beginning on the Closing Date and ending on the fifth anniversary thereof, Purchaser shall not, and shall cause its Affiliates not to:

(a) own, manage or operate, or participate in the ownership, management or operation of, the business of accepting retail deposits over the internet (including savings and payment accounts) outside the United States (and its territories and possessions) and the United Kingdom (any such business, a “Purchaser Competing Business”); provided, however, that this Section 6.13(a) shall not prohibit or in any way prevent any:

(i) Purchaser or its Affiliates from owning, managing or operating, or participating in the ownership, management or operation of, the business of accepting retail deposits that exists in Canada, as of the date hereof, in the lines of business in which they are actively engaged as of the date hereof and any activities ancillary thereto as of the date hereof;

(ii) Purchaser or its Affiliates from performing any act or conducting any business expressly required by this Agreement or the Ancillary Agreements;

(iii) Purchaser or any of its Affiliates from acquiring in the aggregate not more than 4.9% of the capital stock of an entity with operations involving the Purchaser Competing Business;

(iv) Purchaser or any of its Affiliates from financing, lending or making extensions of credit to, or foreclosing on the collateral of, or acquiring any non-convertible debt securities of, any Purchaser Competing Business in the ordinary course of its or its Affiliates’, as the case may be, business; provided, however, that if as a result Purchaser or its Affiliates come to beneficially own any Equity Interests in a person engaging in activities constituting a Purchaser Competing Business, they shall divest such Equity Interests or that portion of such person that engages in activities constituting Purchaser Competing Businesses on commercially reasonable terms as soon as reasonably practicable following the acquisition of such ownership;

(v) Purchaser or any of its Affiliates from making any investment (or activity related thereto) in a fiduciary or agency capacity and carried out on behalf of clients or other third party beneficiaries;

(vi) the ownership of, an affiliation with, or the conduct of any other prohibited activity with respect to, a person that conducts, either directly or indirectly, a Purchaser Competing Business and that prior to the consummation of the transaction referred to in clause (1) or (2) below was not an Affiliate of Purchaser or any of its Affiliates (any such person, together with all of its Affiliates, a “Purchaser Competing Person”) that is the result of (1) the merger, consolidation, share exchange, sale or purchase of assets, scheme of arrangement or similar business combination involving Purchaser or any of its Affiliates with any Purchaser Competing Person or (2) the acquisition of any Purchaser Competing Person or any interests in or securities of any Purchaser Competing Person by a Purchaser or any of its Affiliates, if, in the case of either (1) or (2), at least 75% of the total consolidated revenues of such Purchaser Competing Person in the calendar year prior to such ownership or affiliation does not relate to a Purchaser Competing Business; provided, however, that for the first two calendar years following the closing of the transaction resulting in the ownership, affiliation or involvement with the Purchaser Competing Person (and the remainder of any calendar year during which such closing occurs, measured on an annualized basis relative to the preceding calendar year), the total deposits of the Purchaser Competing Business in each such calendar year will not exceed 110% of the total deposits of such Purchaser Competing Business in the immediately preceding calendar year;

(vii) Purchaser or any of its Affiliates from acquiring a Purchaser Competing Person or more than 50% of the outstanding capital stock or other equity interests in any Purchaser Competing Person (or any lesser percentage if, pursuant to contractual or other arrangements, Sellers or its Subsidiaries have the right to cause such person to take the actions specified in the following proviso) that derived in excess of 25% but not more than 50% of its total consolidated revenues in its most recent fiscal year from activities that constitute Purchaser Competing Businesses; provided, however, that Purchaser or its Affiliates shall divest that portion of such person that constitutes a Purchaser Competing Business on commercially reasonable terms as soon as reasonably practicable following the acquisition of such ownership or interest; or

(viii) Purchaser or any of its Affiliates from acquiring any equity securities of any person that has outstanding Indebtedness to Purchaser or any of its Affiliates, or engaging in any activities otherwise prohibited by this Section 6.13 in connection with any such person as a result of the acquisition of such equity securities, in satisfaction of a debt previously contracted in a distressed or troubled situation.

(b) For the avoidance of doubt, in the event of a breach of the obligations under this Section 6.13, in addition to all other available remedies, Sellers shall be entitled to specific performance to enforce the provisions of this Section 6.13 in any court of competent jurisdiction in accordance with Section 10.12. In addition, for the avoidance of doubt for purposes of Sections 6.13(a)(vi) and (vii), the total consolidated revenues attributable to Purchaser Competing Businesses shall mean solely those revenues directly attributable to retail deposits originated and accepted over the internet and the total deposits attributable to Purchaser Competing Businesses shall mean solely those retail deposits originated and accepted over the internet.

(c) It is the intent of the Parties that the provisions of this Section 6.13 shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. If any particular provision or portion of this Section 6.13 shall be adjudicated to be invalid or unenforceable, such provision or portion thereof shall be deemed amended to the minimum extent necessary to render such provision or portion valid and enforceable, such amendment to apply only with respect to the operation of such provision or portion in the particular jurisdiction in which such adjudication is made.

6.14 Non-Control Investment Protection. Neither Purchaser nor Sellers shall knowingly take any action which would cause the Sellers to beneficially own (as defined in Rule 13D of the Exchange Act) more than 9.9% of the Outstanding Purchaser Common Stock or to otherwise be deemed to control Purchaser or any of its Affiliates under the BHC Act or the Savings and Loan Holding Company Act as of the Effective Time.

6.15 Tax Matters.

(a) Tax Indemnification.

(i) Sellers shall be responsible for, pay or cause to be paid, and shall indemnify Purchaser and each of its Subsidiaries and Affiliates (including the Direct Sale Companies after the Closing Date) (each a “Purchaser Tax Indemnitee”) and hold each Purchaser Tax Indemnitee harmless from and against any and all (A) Excluded Taxes, (B) Transfer Taxes for which Sellers are responsible pursuant to Section 6.15(g) and (C) any reasonable costs and expenses (including reasonable legal fees and expenses) attributable to any item described in clauses (A) and (B).

(ii) Purchaser shall be responsible for, pay or cause to be paid, and shall indemnify Sellers and each of their Subsidiaries and Affiliates (other than the Direct Sale Companies) (each a “Seller Tax Indemnitee”) and hold each Seller Tax Indemnitee harmless from and against any and all (A) Taxes of, imposed on or with respect to the Direct Sales Companies or any of their respective Subsidiaries, in each case except to the extent that such Taxes are the responsibility of Sellers under Section 6.15(a)(i), (B) Taxes owed by US HoldCo resulting from any transaction engaged in by the Direct Sale Companies (or their Subsidiaries) occurring on the Closing Date after the Closing (1) other than in the ordinary course of business or (2) at the direction of Purchaser, (C) Transfer Taxes for which Purchaser is responsible pursuant to Section 6.15(g) and (D) any reasonable costs and expenses (including reasonable legal fees and expenses) attributable to any item described in clauses (A) through (C).

(iii) For purposes of this Agreement, in the case of any Straddle Period, (A) property Taxes, annual franchise Taxes based on authorized shares or similar Taxes allocable to the Pre-Closing Tax Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period and (B) Taxes (other than Taxes described in clause (A)) allocable to the Pre-Closing Tax Period shall be computed as the Straddle Period ended on and included the Closing Date; provided, that exemptions, allowances or deductions that are calculated on an annual basis shall be allocated between the portion of the Straddle Period ending on the Closing Date and the portion of the Straddle Period ending after the Closing Date in proportion to the number of days in each such period. Each Direct Sale Company or any of its Subsidiaries that is classified as a partnership or “flow-through” entity for federal income tax purposes shall be treated as if its taxable year ended as of the close of business on the Closing Date and Taxes attributable to the income or gain of each such entity through the close of business on the Closing Date shall be considered to be attributable to the Pre-Closing Tax Period.

(b) Tax Returns.

(i) Sellers shall prepare, or cause to be prepared: (i) any consolidated, combined or unitary Tax Return that includes both (x) Sellers or any of their Subsidiaries (other than the Direct Sale Companies and their Subsidiaries) and (y) one or more of the Direct Sale Companies or any of their Subsidiaries and (ii) any Tax Return required to be filed by or with respect to any Direct Sale Company or any of its Subsidiaries for any

taxable period that ends on or before the Closing Date. All Tax Returns described in clause (ii) above shall be prepared in a manner consistent with past practice, except as otherwise required by Law. Sellers shall timely file, or cause to be timely filed, all Tax Returns described in clause (i) above and all Tax Returns described in clause (ii) above that are required to be filed on or before the Closing Date (taking into account any available extensions). Sellers shall deliver, or cause to be delivered, to Purchaser all Tax Returns described in clause (ii) above that are required to be filed after the Closing Date at least 15 days prior to the due date (taking into account any available extensions) for filing such Tax Returns and Purchaser shall, subject to Sellers’ compliance with this Section 6.15(b)(i), timely file, or cause to be timely filed, such Tax Returns.

(ii) Purchaser shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by or with respect to any Direct Sale Company or any of its Subsidiaries for any Straddle Period (“Straddle Returns”). Purchaser shall prepare, or cause to be prepared, such Straddle Returns in a manner consistent with past practice of the Direct Sale Companies and their Subsidiaries, except as otherwise required by Law. Purchaser shall deliver to Sellers for their review, comment and approval (which approval shall not be unreasonably withheld, conditioned or delayed) a copy of such Straddle Returns (accompanied by an allocation pursuant to Section 6.15(a)(iii) hereof between the Pre-Closing Tax Period and the Post-Closing Tax Period of the Taxes shown to be due on each such Straddle Return) at least 15 days in advance of the due date (taking into account any available extensions) for filing such Straddle Returns. In the event of any disagreement between Purchaser and Sellers regarding the preparation of a Straddle Return, Purchaser and Sellers shall use their reasonable best efforts to resolve any such disagreement and, if they are unable to resolve such disagreement, to cause an independent accounting firm (the “Accounting Firm”) to resolve such disagreement at least 5 days prior to the due date therefor (taking into account any available extensions), and any such resolution shall be final and binding upon the Parties. The fees and expenses of the Accounting Firm shall be borne equally by Purchaser and Sellers. The preparation and filing of any Tax Return for a taxable period of any Direct Sale Company or any of its Subsidiaries that begins after the Closing Date shall be exclusively within the control of Purchaser.

(iii) Purchaser shall cause the Direct Sale Companies to promptly (and in any event within 120 days after the Closing Date) furnish information to the Sellers as reasonably requested by the Sellers to allow the Sellers to satisfy their obligations under clause (i), which information shall be completed in a manner consistent with past practice as to providing such information and as to the method of computation of separate taxable income or other relevant measure of income of the Direct Sale Companies (and their Subsidiaries).

(c) Tax Contests.

(i) Sellers shall have the exclusive right to control, at their own expense, any Tax Proceeding in respect of any Direct Sale Company or any of its Subsidiaries for any taxable period that ends on or before the Closing Date; provided, that, after the Closing, the Sellers shall allow the Direct Sale Companies and their counsel to participate at their sole expense in any such Tax Proceeding and any Tax Proceeding with respect to US HoldCo’s consolidated federal income Tax Returns or consolidated, combined or unitary Tax Returns to the extent that such returns relate to the Direct Sale Companies (or their Subsidiaries).

(ii) Sellers shall not settle any Tax Proceeding described in clause (i) to the extent that such Tax Proceeding relates to the Direct Sale Companies (or their Subsidiaries) in a manner that would adversely affect Purchaser or any of its Affiliates (including the Direct Sale Companies (or their Subsidiaries) for any Post-Closing Tax Period) without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed and shall not be necessary to the extent the Sellers indemnify Purchaser against the effects of any such settlement).

(iii) In the case of a Tax Proceeding for a Straddle Period of a Direct Sale Company or any of its Subsidiaries (or any consolidated, combined or unitary group that consists solely of Direct Sale Companies and their respective Subsidiaries), (A) if such Tax Proceeding can be separated into separate proceedings for the Pre-Closing Tax Period and the Post-Closing Tax Period, the provisions of Sections 6.15(c)(i) and (ii) shall apply, mutatis mutandis, with respect to the Pre-Closing Tax Period, and Purchaser shall have the exclusive right to control, at its own expense, the Tax Proceeding with respect to the Post-Closing Tax Period; provided, that Purchaser shall not settle any such Tax Proceeding in a manner that would adversely affect the Sellers or any of their Affiliates without the prior written consent of Sellers (which consent shall not be unreasonably withheld, conditioned or delayed and shall not be necessary to the extent that Purchaser indemnifies Sellers against the effects of any such settlement); and (B) if such Tax Proceeding cannot be separated into separate proceedings for the Pre-Closing Tax Period and the Post-Closing Tax Period, the following rules shall apply: If the claim for Taxes attributable to the Pre-Closing Tax Period exceeds or reasonably could be expected to exceed in amount the claim for Taxes attributable to the Post-Closing Tax Period, US HoldCo, or otherwise Purchaser (US HoldCo or Purchaser, as the case may be, the “Tax Controlling Party”), shall be entitled to control such Tax Proceeding. In such case, the other party (the “Tax Non-Controlling Party”) shall be entitled to participate fully (at the Tax Non-Controlling Party’s sole expense) in the conduct of such Tax Proceeding and the Tax Controlling Party shall not settle any such Tax Proceeding without the prior written consent of the Tax Non-Controlling Party (which consent shall not be unreasonably withheld, conditioned or delayed). In the event of any disagreement between the Tax Controlling Party and the Tax Non-Controlling Party regarding the settlement of any such Tax Proceeding, the Tax Controlling Party and the Tax Non-Controlling Party shall cause the Accounting Firm to resolve any such disagreement and any such resolution shall be final and binding upon the Parties. The fees and expenses of the Accounting Firm shall be borne equally by the Tax Controlling Party and the Tax Non-Controlling Party. The Tax Controlling Party shall consult with the Tax Non-Controlling Party with respect to all significant actions in such Tax Proceeding and shall defend such action diligently and in good faith as if it were the only party in interest with respect to such Tax Proceeding.

(iv) Purchaser shall have the exclusive right to control, at its own expense, any Tax Proceeding in respect of any Direct Sale Company or any of its Subsidiaries (or any consolidated, combined or unitary group that consists solely of the Direct Sale Companies and their respective Subsidiaries) other than any Tax Proceeding described in Sections 6.15(c)(i), (ii) and (iii).

(d) Post-Closing Obligations of Purchaser.

(i) Without the prior written consent of Group (which consent shall not be unreasonably withheld, conditioned or delayed), Purchaser shall not, and shall not cause or permit any of the Direct Sale Companies (and their Subsidiaries) to (A) amend any Tax Return filed with respect to any Pre-Closing Tax Period or (B) make any Tax election that would have retroactive effect to any Pre-Closing Tax Period.

(ii) At Group’s request, Purchaser shall cause the Direct Sale Companies (and their Subsidiaries) to make, or join with US HoldCo in making, any Tax election if the making of such election does not have an adverse impact on Purchaser or any of its Affiliates.

(e) Payments and Refunds.

(i) Payments due to a Purchaser Tax Indemnitee or a Seller Tax Indemnitee under this Section 6.15 shall be made within 5 Business Days following written notice by the indemnified party that payment of such amounts to the appropriate taxing authority or other applicable third party is or was due by the indemnified party; provided, that the indemnifying party shall not be required to make any payment earlier than 5 Business Days before it is due to the appropriate taxing authority or applicable third party.

(ii) Sellers shall be entitled to any refunds or credits received by, or elected to be applied against Taxes of, Purchaser or any of its Affiliates (including, after the Closing, the Direct Sale Companies and their Subsidiaries) of (A) Excluded Taxes, to the extent Sellers have paid or caused to be paid such Taxes to the appropriate taxing authority and (B) Taxes, to the extent Sellers have indemnified the Purchaser Tax Indemnitees for such Taxes; provided, that, subject to Section 6.15(e)(iii), Purchaser shall be entitled to (x) any refunds or credits of Taxes to the extent that such refunds or credits result from a carryback of a Tax attribute of any Direct Sale Company arising in a Post-Closing Tax Period. Any refunds or credits of or against Taxes imposed on or with respect to the Direct Sale Companies or their Subsidiaries for any Straddle Period shall be equitably apportioned between Sellers and Purchaser in accordance with the principles set forth in Section 6.15(a)(iii). Except as otherwise provided above in this Section 6.15(e)(ii), Purchaser shall be entitled to any refunds or credits of or against Taxes imposed on or with respect to the Direct Sale Companies or their Subsidiaries. Each party shall pay, or cause its Affiliates to pay, to the party entitled pursuant to this Section 6.15(e)(ii) to a refund or credit of Taxes, the amount of such refund or credit in readily available funds within ten (10) days of the actual receipt of the refund or credit in readily available funds or the application of such refund or credit against amounts otherwise payable, in each case net of any reasonable costs (including Taxes) to the party receiving such refund or credit.

(iii) Except to the extent prohibited by applicable Law, Purchaser shall cause the Direct Sale Companies and their respective Subsidiaries to elect to carry forward any item of loss, deduction or credit that arises in any Post-Closing Tax Period.

(f) Mutual Assistance and Cooperation. After the Closing, the Sellers and Purchaser shall, subject to Section 6.05 and Section 6.06:

(i) assist (and cause their respective Affiliates to assist) the other party in preparing any Tax Return of US HoldCo or its Subsidiaries;

(ii) cooperate fully in preparing for any Tax Proceeding regarding any Tax Return of US HoldCo or its Subsidiaries;

(iii) make available to the other party and to any taxing authority as reasonably requested all information, records and documents relating to Taxes of US HoldCo or its Subsidiaries;

(iv) provide timely notice to the other party in writing of any pending or threatened Tax Proceeding or assessment of US HoldCo or its Subsidiaries for Taxes for which the other party may have a liability; and

(v) furnish the other party with copies of all correspondence received from any taxing authority in connection with any Tax Proceeding or information request with respect to US HoldCo or its Subsidiaries for Taxes for which the other party may have a liability.

(g) Transfer Taxes. Purchaser shall be liable for 50%, and Sellers shall be liable for 50%, of any transfer, stamp, documentary, registration, sales, use tax and other such Taxes and any conveyance fee, recording charge and other fees and charges (including any penalties and interest) (collectively, “Transfer Taxes”) incurred as a result of the transfers effected pursuant to this Agreement. Purchaser and Sellers shall cooperate in the preparation and filing of any Tax Returns required to be filed with respect to any Transfer Taxes.

(h) Tax Sharing Agreements. As of the Closing Date, any tax sharing or allocation agreement or arrangement, whether or not written, that may have been entered into between US HoldCo and any of the Direct Sale Companies (and their Subsidiaries) shall be terminated, and no payments which are owed by or to the Direct Sale Companies (and their Subsidiaries) pursuant thereto shall be made.

(i) Allocation of Purchase Price. The Sellers shall prepare a draft allocation of the Purchase Price (and all other capitalized costs) among the Shares and the Transferred Assets in accordance with Section 1060 of the Code and the Treasury Regulations thereunder (and any similar provision of state, local or foreign Law) (the “Sellers Draft Allocation”). The Sellers shall deliver the Sellers Draft Allocation to Purchaser within 90 days after the date hereof (and in all events, prior to the Closing Date). Purchaser shall have the right to review the Sellers

Draft Allocation and, to the extent Purchaser disagrees with the Sellers Draft Allocation, Purchaser shall notify Sellers in writing of any objections within 15 days after receipt of the Sellers Draft Allocation (and in all events, prior to the Closing Date). Sellers and Purchaser shall use their reasonable best efforts to reach agreement on the disputed items or amounts, if any. If Sellers and Purchaser are unable to reach an agreement regarding the Sellers Draft Allocation, then within 15 days following receipt by Sellers of Purchaser’s objections (and in all events, prior to the Closing Date), any disagreement shall be resolved by the Accounting Firm. Any allocation determined pursuant to the decision of the Accounting Firm shall be prepared in accordance with Section 1060 of the Code and the Treasury Regulations thereunder (and any similar provision of state, local or foreign Law). The allocation, as prepared by Sellers if no timely objection by Purchaser has been given, as adjusted pursuant to any agreement between the Parties or as determined by the Accounting Firm (the “Final Allocation”) shall be final and binding on all Parties. Purchaser shall timely and properly prepare, execute, deliver and file all such documents, forms and other information as the Sellers may reasonably request in preparing such allocation. The Sellers and Purchaser and their Affiliates shall file all Tax Returns (including, without limitation, IRS Form 8594) in all respects consistently with such Final Allocation prepared by the Sellers. Neither the Sellers nor Purchaser shall take any position (whether for Tax Returns, audits or otherwise) that is inconsistent with such Final Allocation unless required to do so by applicable Law.

(j) FIRPTA Certificate. At the Closing, Sellers shall deliver or cause to be delivered to Purchaser (A) if the US HoldCo Liquidation has not occurred, a duly executed certificate of non-foreign status with respect to US HoldCo, issued in accordance with Treasury Regulations Section 1.1445-2(b)(2)(iv)(B) or (B) if the US HoldCo Liquidation has occurred, a duly executed certificate, issued in accordance with Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), certifying that the Equity Interests in Bank are not “United States real property interests” within the meaning of Section 897 of the Code.

(k) Certain Consolidated Return Elections. US HoldCo shall (i) not make an election to reattribute to US HoldCo or any of its Affiliates any Tax attributes of the Bank or any of its Subsidiaries pursuant to Treasury Regulations Section 1.1502-36(d)(6)(i)(B) or (C) and (ii) make an election under Treasury Regulations Section 1.1502-36(d)(6)(i)(A), in form and in substance reasonably acceptable to Purchaser, to reduce all or a portion of US HoldCo’s basis in the stock of Bank if and to the extent that the failure to make such an election would result in attribute reduction pursuant to Treasury Regulations Section 1.1502-36. US HoldCo shall deliver to Purchaser in a timely manner a copy of any election described in this Section 6.15(k), together with any relevant attachments, worksheets and calculations prepared in connection therewith.

(l) Coordination. Anything in this Agreement to the contrary notwithstanding, Section 9.03 shall not apply to indemnification provided for under this Section  6.15.

6.16 Indemnification; Exculpation; Directors’ and Officers’ Insurance. (a) All rights to indemnification for and exculpation from liabilities for acts or omissions occurring at or prior to the Closing now existing in favor of the current or former directors or officers of any Direct Sale Company, any of their respective Subsidiaries, or any of their respective predecessor entities, or those individuals who become prior to the Closing a director or officer of any Direct Sale Company or any of their Subsidiaries (each a “Direct Sale Indemnified Director” or a “Direct Sale Indemnified Officer”) as provided in the Governing Documents of each such entity, or in any indemnification agreement between such Direct Sale Indemnified Director or Direct Sale Indemnified Officer and such entity (in each case, as in effect on the date of this Agreement and that have been Previously Disclosed on Section 6.16 of the Sellers’ Disclosure Schedule), shall survive the Closing and shall continue in full force and effect in accordance with their respective terms for a period of six (6) years from the Closing; provided, however, that all rights to indemnification in respect of any Action asserted or made prior to the Closing or within such six-year period shall continue until the final disposition of such Action.

(b) From and after the Closing until the sixth anniversary thereof, the Governing Documents of each Direct Sale Company and their respective Subsidiaries shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of individuals who were directors or officers prior to the Closing of any Direct Sale Company, any of their respective Subsidiaries, or any of their respective predecessor entities, than are presently set forth in such Governing Documents, which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals.

(c) (i) From and after the Closing, in the event of any pending, threatened or actual Action in which any Direct Sale Indemnified Director or Direct Sale Indemnified Officer is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to the fact that he or she is or was a director or officer of such entity, the Purchaser shall indemnify and hold harmless, or shall cause to be indemnified and held harmless, as and to the fullest extent permitted by Law, each such Direct Sale Indemnified Director or Direct Sale Indemnified Officer against any Losses paid in settlement of or in connection with any such threatened or actual Action.

(ii) If any Direct Sale Indemnified Director or Direct Sale Indemnified Officer becomes involved in any pending, threatened or actual Action with respect to which such Direct Sale Indemnified Director or Direct Sale Indemnified Officer is entitled to indemnification pursuant to this Section 6.16, the Purchaser, to the fullest extent permitted by Law, shall advance, or shall cause to be advanced, such Direct Sale Indemnified Director or Direct Sale Indemnified Officer’s legal expenses incurred in the defense of any such Action within ten Business Days of receipt by the Purchaser of a request therefor; provided, however, that such Direct Sale Indemnified Director or Direct Sale Indemnified Officer, as the case may be, shall provide an undertaking to repay such advancement if it is ultimately determined that he or she is not entitled to be indemnified hereunder.

(iii) The Purchaser shall pay, or shall cause to be paid, all expenses, including reasonable attorneys’ fees, that may be incurred by any Direct Sale Indemnified Director or Direct Sale Indemnified Officer in connection with the enforcement of his or her rights provided in this Section 6.16.

(iv) Purchaser’s obligations under this Section 6.16 shall continue in full force and effect in accordance with their terms for a period of six (6) years from the Closing Date; provided, however, that all rights to indemnification in respect of any Action asserted or made prior to the Closing Date or within such six-year period shall continue until the final disposition of such Action.

(d) For a period of not less than six (6) years after the Closing, Purchaser shall or shall cause the Direct Sale Companies to continuously maintain in effect, at its own expense, directors’ and officers’ liability and fidelity liability insurance, covering each Direct Sale Indemnified Officer and Direct Sale Indemnified Director for acts and omissions in their capacity as such occurring at or prior to the Closing Date (including with respect to the Transactions) on terms, including with respect to coverage and insurance limits (with no retention), with an insurer or insurers that have at the time such coverage is written the same or higher A.M. Best rating as the current primary insurer, no less favorable to such directors and officers in any material respect than those of the insurance policies providing such coverage in effect on the date of this Agreement (complete and correct copies of which have been made available to Purchaser prior to the date hereof); provided, however, that in complying with its obligations pursuant to this Section 6.16(d), Purchaser shall not be required to expend annually in the aggregate an amount in excess of the amount set forth on Section 6.16 of Purchaser’s Disclosure Schedule (the “Purchaser Premium Cap”) and if Purchaser cannot obtain such insurance coverage without paying in excess of the Purchaser Premium Cap, Purchaser shall purchase such insurance with the maximum coverage available for the Purchaser Premium Cap; provided, further, this Section 6.16(d) shall be deemed to have been satisfied if Purchaser elects to obtain prepaid policies (i.e., “tail coverage”) which in the aggregate provide such directors and officers with the coverage described in this Section 6.16(d) for an aggregate period of not less than six (6) years following the Closing with respect to claims arising from acts or omissions that occurred at or before the Closing Date; provided, further, that if the premium for such “tail coverage” exceeds the Purchaser Premium Cap, then Purchaser may direct the Direct Sale Companies to obtain “tail coverage” with the maximum coverage available for the Purchaser Premium Cap applied over the term of such policy. Purchaser shall deliver copies of the policy or policies, or “tail coverage” endorsements, that comply with this paragraph, to Robert Ledig at Closing. In the event Purchaser does not maintain insurance that complies with this Section 6.16(d) for six (6) years after the Closing, such Direct Sale Indemnified Director or Direct Sale Indemnified Officer shall retain all of his or her rights and remedies at Law, or in equity, including the right to recover reasonable attorneys’ fees and expenses incurred to remedy Purchaser’s breach, as third-party beneficiaries under this Agreement.

(e) In the event that, after the Closing, the Purchaser, any Direct Sale Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any person, then, and in each such case, the Purchaser or such Direct Sale Company, as applicable, shall cause proper provision to be made so that such successors and assigns shall expressly assume the obligations set forth in this Section 6.16.

(f) The provisions of this Section 6.16 are intended to be for the benefit of, and will be enforceable by, each Direct Sale Indemnified Director and Direct Sale Indemnified

Officer, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have from any Direct Sale Company, any of their Subsidiaries or any other person by contract or otherwise except as expressly provided herein.

6.17 Release of Guarantees. Purchaser shall reasonably cooperate with the Sellers prior to the Closing Date in Sellers’ efforts to terminate as of the Effective Time, on terms reasonably acceptable to Purchaser, such guarantees or commitments by the Sellers or their Affiliates (other than the Direct Sale Companies and their Subsidiaries) of specified obligations of one or more of the Direct Sale Companies and/or their Subsidiaries under the agreements set forth on Section 6.17 of the Seller Disclosure Schedule to which one or more of the Direct Sale Companies and/or their Subsidiaries are parties (the “Seller Performance Guarantees”), including if requested by the relevant beneficiary of such Seller Performance Guarantee following discussions between such beneficiary and Purchaser, by offering guarantees, support or other security arrangements reasonably acceptable to the relevant beneficiary of such Seller Performance Guarantee (including bank or other third-party guarantees, letters of credit or insurance) or taking such other actions as Purchaser and such beneficiary may mutually agree on. Purchaser shall not take any action to cause any Seller Performance Guarantees (and, so long as any Seller Performance Guarantee remains in effect, obligations thereunder) to be renewed, extended, expanded or amended after the Effective Time. If any Seller Performance Guarantees are not terminated as of the Effective Time (the “Continuing Seller Performance Guarantees”), Purchaser shall: (a) use its reasonable best efforts to procure that the Continuing Seller Performance Guarantees be terminated as promptly as practicable after the Effective Time on terms reasonably acceptable to Purchaser; (b) defend, indemnify and hold harmless the Sellers against and from, and reimburse the Sellers for any losses incurred by the Sellers to the extent relating to or arising under the Continuing Seller Performance Guarantees following the Closing and (c) procure that such documents, as are reasonably requested by the Sellers, be executed by Purchaser to further evidence the obligations set forth in clauses “(a)” and “(b)” of this sentence.

6.18 Illiquid Assets Back-Up Facility. (a) Immediately prior to the Effective Time, and subject to the satisfaction of the condition that all Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, Sellers shall effect the IABF Transactions substantially in accordance with the terms of the IABF Restructuring Arrangements (without the waiver, amendment or modification of any material term that would be adverse to Purchaser or its Affiliates or the Sales Package Companies following the Closing without the prior written consent of Purchaser) and Sellers shall deliver to Purchaser evidence reasonably satisfactory to Purchaser of such consummation.

(b) If the IABF Transactions cannot be consummated due to a failure to receive any of the Requisite Regulatory Approvals that are related to the IABF Transactions without the imposition of a Materially Burdensome Regulatory Condition, if Purchaser in its sole discretion elects in writing, Seller shall cooperate with Purchaser and use its reasonable best efforts to identify and enter into an arrangement that is mutually acceptable to Sellers and Purchaser pursuant to which Sellers shall immediately prior to the Effective Time, and subject to the satisfaction of the condition that all Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, consummate an alternative restructuring of the IABF (an “Alternative IABF Restructuring”) substantially in accordance with the agreed terms (without the waiver, amendment or modification of any material term that would be adverse to Purchaser or its Affiliates or the Sales Package Companies following the Closing without the prior written consent of Purchaser), and Sellers shall deliver to Purchaser evidence reasonably satisfactory to Purchaser of such consummation. If any Alternative IABF Restructuring is consummated, Sellers shall pay to Purchaser a regulatory consent failure fee equal to the amount of the Termination Fee.

6.19 No Solicitation of Alternative Transactions. (a) Prior to the Closing Date, or until this Agreement is terminated in accordance with its terms, Sellers shall not, and shall cause their Affiliates and Representatives not to, directly or indirectly, solicit or initiate discussions or engage in negotiations with, or provide information (other than publicly available information) to, or authorize any financial advisor or other person to solicit or initiate discussions or engage in negotiations with, or provide information to, any person (other than Purchaser or its Representatives) concerning any potential sale of capital stock of, or merger, consolidation, combination, sale of assets, reorganization or other similar transaction involving the Sales Package Companies.

(b) Sellers shall and shall cause their Affiliates and Representatives to immediately terminate any existing discussions or negotiations with any persons (other than Purchaser) conducted heretofore with respect to any of the potential transactions described in Section 6.19(a), and promptly following the date hereof shall use reasonable best efforts to cause all persons other than Purchaser who have been furnished confidential information regarding the Sales Package Companies in connection with the solicitation of or discussions regarding any of the transactions described in Section 6.19(a) within the 12 months prior to the date hereof promptly to return or destroy such information. Sellers agree not to, and to cause their Affiliates and Representatives not to, release any third party from the confidentiality, standstill, employee non-solicit or other provisions of any agreement with respect to the transactions described in Section 6.19(a) (“Bidder Agreements”) and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any person to engage in any transaction described in Section 6.19(a). Following the Closing Date, Sellers shall and shall cause their Affiliates to cooperate with Purchaser, upon Purchaser’s reasonable request, to enforce Sellers’ and Purchaser’s rights under the Bidder Agreements to the extent related to the Sales Package Companies. Sellers agree not to, and shall cause their Affiliates and Representatives not to, take any action to exempt any person (other than Purchaser) or any action taken by any person from any Takeover Laws that would otherwise apply in connection with the transactions contemplated by this Agreement.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE STOCK SALE

7.01 Conditions to the Obligation of Each Party to Effect the Transactions. The respective obligation of each Party to consummate the Transactions is subject to the fulfillment, or written waiver before the Effective Time, of each of the following conditions.

(a) Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

(b) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is in effect and prohibits or makes illegal the consummation of the Transactions.

(c) Illiquid Assets Back-Up Facility. The IABF Transactions shall have been effected and consummated in accordance with Section 6.18 prior to the Closing.

(d) Non-Control Determination. The Federal Reserve shall have issued a written determination that the Sellers do not and will not “control” Purchaser or any of its Subsidiaries for purposes of the BHC Act and the Savings and Loan Holding Company Act, without the imposition of any term, condition or consequences, except that such determination can be conditioned upon the Sellers entering into customary passivity commitments with the Federal Reserve.

7.02 Conditions to the Obligation of Purchaser. The obligation of the Purchaser to consummate the Transactions is also subject to the fulfillment, or written waiver by Purchaser, before the Effective Time of each of the following conditions.

(a) Representations and Warranties of the Sellers. (i) The representations and warranties of the Sellers set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the Effects giving rise to the failure of such representations and warranties to be so true and correct (without giving effect to any qualification as to “materiality”, “Material Adverse Effect” or words of similar meaning set forth therein) have not had a Material Adverse Effect; provided that the representations and warranties of the Sellers set forth in (A) Sections 5.02(c) and 5.02(jj) shall be true and correct in all material respects and (B) Sections 5.02(a), 5.02(b)(i) and (ii), 5.02(e) and 5.02(l)(2) (for this purpose, not taking into account clause (ii) of the definition of “Material Adverse Effect”) shall be true and correct as written, in each case as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (ii) Purchaser shall have received a certificate, dated the Closing Date, signed by the chief executive officer and chief financial officer of Non-US HoldCo to that effect.

(b) Performance of Obligations of the Sellers. The Sellers shall have performed in all material respects all obligations required to be performed by them under this Agreement at or before the Effective Time, and Purchaser shall have received a certificate, dated the Closing Date, signed by the chief executive officer and chief financial officer of Non-US HoldCo to that effect.

(c) Regulatory Approvals. None of the Requisite Regulatory Approvals shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(d) Ancillary Agreements. Purchaser shall have received counterparts to each of the Ancillary Agreements duly executed on behalf of Group and/or its Subsidiaries, as applicable.

7.03 Conditions to the Obligation of the Sellers. The obligation of the Sellers to consummate the Transactions is also subject to the fulfillment, or written waiver by Group, before the Effective Time of each of the following conditions.

(a) Representations and Warranties of Purchaser. (i) The representations and warranties of Purchaser set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the Effects giving rise to the failure of such representations and warranties to be so true and correct (without giving effect to any qualification as to “materiality”, “Material Adverse Effect” or words of similar meaning set forth therein) have not had a Material Adverse Effect with respect to Purchaser; provided that the representations and warranties of Purchaser set forth in (A) Section 5.03(c) shall be true and correct in all material respects and (B) Sections 5.03(a), 5.03(b), 5.03(e) and 5.03(l)(2) (for this purpose, not taking into account clause (ii) of the definition of “Material Adverse Effect”) shall be true and correct as written, in each case as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (ii) Group shall have received a certificate, dated the Closing Date, signed by the chief executive officer and chief financial officer of Purchaser to that effect.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time, and Group shall have received a certificate, dated the Closing Date, signed by the chief executive officer and chief financial officer of Purchaser to that effect.

(c) Ancillary Agreements. Group shall have received counterparts to each of the Ancillary Agreements duly executed on behalf of Purchaser and/or its Subsidiaries, as applicable.

ARTICLE VIII

TERMINATION

8.01 Termination. This Agreement may be terminated, and the Transactions may be abandoned, at any time before the Effective Time:

(a) by the mutual written agreement of Purchaser and Group; or

(b) by Purchaser or Group:

(i) Breach. Upon written notice to the other in the event of a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the other or any of its respective Subsidiaries, which breach, individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of any condition to the terminating Party’s obligations set forth in Article VII to be satisfied, and which cannot be or has not been cured within 45 days after the giving of written notice to the breaching Party of such breach; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any Party if such Party then is in material breach of its representations, warranties, agreements and covenants hereunder.

(ii) Denial of Regulatory Approval. (A) If any Governmental Authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered any Law or final, nonappealable Order which is in effect and prohibits or makes illegal the consummation of the Transactions or (B) any Requisite Regulatory Approval is denied by final, nonappealable action of the relevant Governmental Authority; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to any Party if such Party then is in material breach of its representations, warranties, agreements and covenants hereunder.

(iii) Delay. If the Effective Time has not occurred by the close of business on the date that is 12 months after the date of this Agreement (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b)(iii) shall not be available to any Party whose failure (or whose Subsidiaries’ failure) to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Transactions to be consummated on or before the Termination Date.

8.02 Effect of Termination and Abandonment; Remedies for Fraud. If this Agreement is terminated as provided in Section 8.01, none of the Parties shall have any liability or further obligation under this Agreement, except pursuant to Section 6.03, Section 6.05(f), Section 6.06, Section 6.10, this Section 8.02 and Article X (and any related definitional provisions in Article I), which shall survive termination of this Agreement. Nothing in this Agreement shall relieve any Party after a termination of this Agreement from liability for fraud or, willful breach, including incidental or consequential damages and any other damages (whether or not communicated or contemplated at the time of execution of this Agreement); provided that in no event shall any Party be liable for punitive damages.

ARTICLE IX

SURVIVAL; INDEMNIFICATION

9.01 Survival. The representations and warranties of the parties contained in this Agreement shall survive the Closing through and including March 31, 2013; provided, however, that the representations and warranties contained in Sections 5.02(a), 5.02(b), 5.02(c), 5.02(e), 5.02(j), 5.02(p)(viii), 5.02(p)(ix), 5.03(a), 5.03(b), 5.03(c), 5.03(e) and 5.03(j) shall survive until the end of the applicable statute of limitations period; provided, however, that the representations and warranties contained in Section 5.02(p)(xv) shall survive until the date that is 10 years after the Closing Date; provided, however, that the representations and warranties contained in Section 5.02(p) (other than the representations and warranties contained in Sections 5.02(p)(viii), 5.02(p)(ix) and 5.02(p)(xv)) shall not survive the Closing; provided, however, that any obligations to indemnify and hold harmless shall not terminate with respect to any Losses as to which the person to be indemnified shall have given notice (stating the basis of the claim for indemnification) to the indemnifying party in accordance with Section 9.03(a) before the termination of such applicable survival period. The covenants and agreements of the parties hereto contained herein that by their terms are to be performed following the Closing Date shall survive the Closing and continue in effect in accordance with their terms, and the covenants and agreements of the parties contained herein that by their terms are to be performed prior to the Closing Date shall survive the Closing through and including March 31, 2013 (provided that any obligations to indemnify and hold harmless with respect to such pre-Closing covenants shall not terminate with respect to any Losses as to which the Person to be indemnified shall have given notice (stating the basis of the claim for indemnification) to the indemnifying party in accordance with Section 9.03(a) before the expiration of such survival period).

9.02 Indemnification.

(a) Subject to Sections 9.01 and 9.04, from and after the Closing, each Seller, severally and jointly, agrees to indemnify and hold the Purchaser, the Direct Sale Companies (after the Closing) and their respective directors, officers, employees, stockholders, agents, attorneys, representatives, successors and assigns (collectively, the “Purchaser Indemnified Parties”) harmless from and against:

(i) any and all Losses actually suffered or incurred by them relating to or arising out of or in connection with the failure of any of the representations or warranties made by the Sellers in Section 5.02 to be true and correct at the date hereof and at and as of the Closing Date;

(ii) any and all Losses actually suffered or incurred by them as a result of the breach of any covenant or other agreement on the part of the Sellers under this Agreement;

(iii) any and all Losses actually suffered or incurred by them relating to or arising out of or in connection with (A) any changes to the material terms of the IABF

Transactions which are adverse to Purchaser and consented to by Purchaser in accordance with Section 6.18, (B) any determination made by the Office of Thrift Supervision, Federal Reserve or OCC during the period from the date hereof to and including the second anniversary of the Closing (I) to adjust the risk-based capital weighting applied to any assets held by Purchaser and its Affiliates as a result of or in connection with any Alternative IABF Restructuring to any level in excess of 20%, (II) that is adverse to the regulatory capital treatment applied to any assets held by Purchaser and its Affiliates as a result of any Alternative IABF Restructuring, including any requirement to hold additional capital as a result of such Alternative IABF Restructuring or (III) that the IABF Transactions or any assets held by Purchaser and its Affiliates as a result of any Alternative IABF Restructuring violate any Federal Banking Law;

(iv) any and all Losses actually suffered or incurred by them relating to or arising out of or in connection with any of the Excluded Assets or Excluded Liabilities; and

(v) any and all Losses actually suffered or incurred by them relating to or arising out of or in connection with the indemnification of, or maintenance of directors’ and officers’ liability and fidelity liability insurance covering, any Direct Sale Indemnified Director or Direct Sale Indemnified Officer pursuant to Section 6.16 who is or was employed or retained primarily by Sellers or an Affiliate of Sellers (other than the Direct Sale Companies or any of their Subsidiaries or respective predecessor entities) and not primarily employed or retained by the Direct Sale Companies or their Subsidiaries or respective predecessor entities.

(b) Subject to Sections 9.01 and 9.04, from and after the Closing, Purchaser hereby agrees to indemnify and hold Sellers and their directors, officers, employees, stockholders, agents, attorneys, representatives, successors and assigns (collectively, the “Seller Indemnified Parties”) harmless from and against:

(i) any and all Losses suffered or incurred by them relating to or arising out of or in connection with the failure of any of the representations or warranties made by the Purchaser in Section 5.03 to be true and correct at the date hereof and at and as of the Closing Date;

(ii) any and all Losses actually suffered or incurred by them as a result of the breach of any covenant or other agreement on the part of Purchaser under this Agreement; and

(iii) any and all Losses actually suffered or incurred by them relating to or arising out of or in connection with the Transferred Assets or the Assumed Liabilities to the extent arising from and after the Effective Time except to the extent Purchaser and its Affiliates have any rights of indemnification with respect thereto under this Article IX.

9.03 Indemnification Procedures.

(a) If any Action shall be instituted or any claim or demand shall be asserted by any person or any other matter shall arise in respect of which payment may be sought under

Section 9.02 hereof (regardless of the limitations set forth in Section 9.04) (“Indemnification Claim”), the indemnified party shall promptly cause written notice of the assertion of any Indemnification Claim of which it has knowledge which is reasonably expected to be covered by this indemnity to be forwarded to the indemnifying party. The indemnifying party shall have the right, at its sole expense, to assume the defense of any Action or other claim or demand brought by an unaffiliated third party (a “Third Party Claim”) with counsel of its choice, which must be reasonably satisfactory to the indemnified party, and to defend against, negotiate, settle or otherwise deal with any Indemnification Claim which relates to any Losses indemnified against hereunder; provided, that the indemnifying party shall have acknowledged in writing to the indemnified party its unqualified obligation to indemnify the indemnified party as provided hereunder (other than any qualification arising under the limitations of Section 9.04). If the indemnifying party elects to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses indemnified by it hereunder, it shall as promptly as practicable (and in any event within fifteen (15) days (or sooner, if the nature of the Indemnification Claim so requires)) following notice in accordance with the first sentence of this Section 9.03 notify the indemnified party of its intent to do so. If the indemnifying party elects not to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses subject to indemnification hereunder, fails to notify the indemnified party of its election as herein provided, contests its obligations to indemnify the indemnified party for such Losses under this Agreement (other than as set forth in the parenthetical to the proviso in the second sentence of this Section 9.03) the indemnified party may defend against, negotiate, settle or otherwise deal with such Third Party Claim, provided that the indemnified party shall keep the indemnifying party reasonably apprised of the status of such Third Party Claim and use reasonable efforts to allow the indemnifying party to participate therein at its own expense. If the indemnified party defends any Third Party Claim in accordance with the foregoing, then the indemnifying party shall reimburse the indemnified party for the reasonable and out-of-pocket expenses, including reasonable and out-of-pocket attorneys’ and other professionals’ fees and disbursements (collectively, “Expenses”) of defending such Third Party Claim upon submission of periodic bills. If the indemnifying party shall assume the defense of any Third Party Claim, the indemnified party may participate at his or its own expense, in the defense of such Third Party Claim; provided, however, that such indemnified party shall be entitled to participate in any such defense with separate counsel at the expense of the indemnifying party if (i) so requested by the indemnifying party to participate or (ii) counsel to the indemnified party shall have advised the indemnified party that a conflict or potential conflict exists between the indemnified party and the indemnifying party that would make such separate representation advisable, (iii) the named parties to any such action (including any impleaded parties) include both such indemnified party and the indemnifying party and such indemnified party shall have been advised in writing by counsel that there may be one or more legal defenses available to the indemnified party that are different from or additional to those available to the indemnifying party or (iv) the amount of the monetary recovery is reasonably expected to exceed the amount the indemnifying party is otherwise obligated to provide indemnification for under this Agreement; provided, further, that the indemnifying party shall not be required to pay for more than one such counsel (plus local counsel) for all indemnified parties in connection with any Third Party Claim. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Third Party Claim. Notwithstanding anything in this Section 9.03 to the contrary, neither the indemnifying party nor the indemnified party shall, without the written consent of the other party, settle or compromise any Third Party Claim or permit a default or consent to entry of any judgment unless the claimant and such party provide to such other party an unqualified release from all liability in respect of the Third Party Claim and such settlement, compromise or judgment does not involve any non-monetary penalty or admission of fault or liability on the part of the indemnified party or its Affiliates. If the indemnifying party makes any payment on any Third Party Claim, the indemnifying party shall be subrogated, to the extent of such payment, to all rights and remedies of the indemnified party to any insurance benefits or other claims of the indemnified party with respect to such Third Party Claim.

(b) After any final decision, judgment or award shall have been rendered by a Governmental Authority of competent jurisdiction finding that the indemnifying party is liable to the indemnified party for Losses hereunder, or the indemnified party and the indemnifying party shall have arrived at a mutually binding settlement or other agreement with respect to an Indemnification Claim hereunder, the indemnifying party shall be required to pay all of the sums so due and owing to the indemnified party by wire transfer of immediately available funds within five (5) Business Days after the date of such notice.

(c) The failure of the indemnified party to give reasonably prompt notice of any Indemnification Claim shall not release, waive or otherwise affect the indemnifying party’s obligations with respect thereto except to the extent that the indemnifying party is materially prejudiced as a result of such failure.

9.04 Limitations on Indemnification. (a) An indemnifying party shall not have any liability under Section 9.02(a)(i) or Section 9.02(b)(i) hereof (other than with respect to a result of a breach of the representations and warranties set forth in Sections 5.02(a), 5.02(b), 5.02(c), 5.02(e), 5.02(j), 5.02(p)(viii), 5.02(p)(ix), 5.02(p)(xv), 5.02(jj), 5.03(a), 5.03(b), 5.03(c), 5.03(e) or 5.03(j)) unless and until the aggregate amount of Losses to the indemnified parties finally determined to arise thereunder exceeds $45,000,000, in which case the indemnifying party(ies) shall be responsible for Losses to the extent they exceed such amount.

(b) None of the Sellers shall be required to indemnify any person under Section 9.02(a)(i) for an aggregate amount of Losses exceeding $500 million (the “Cap”). Purchaser shall not be required to indemnify any person under Section 9.02(b) for an aggregate amount of Losses exceeding the Cap. Notwithstanding the foregoing, the Cap shall not apply to Losses related to the breach of any representation or warranty contained in Sections 5.02(a), 5.02(b), 5.02(c), 5.02(e), 5.02(j), 5.02(p)(viii), 5.02(p)(ix), 5.02(p)(xv), 5.02(jj), 5.03(a), 5.03(b), 5.03(c), 5.03(e) or 5.03(j).

(c) Solely to the extent such indemnity obligations are not already limited by Section 9.04(b), the Sellers shall not be required to indemnify any other person under this Agreement (whether under this Article IX, Section 6.15(a) or otherwise), or be liable to any other person for any other claim related to this Agreement under any theory of recovery whatsoever, for Losses or Taxes exceeding $9,000,000,000, in the aggregate, except with respect to (i) a breach of representations and warranties in Sections 5.02(a), 5.02(b), 5.02(c), 5.02(e), 5.02(j), 5.02(p)(viii), 5.02(p)(ix) and 5.02(p)(xv) or (ii) liabilities under Sections 6.15(a), 9.02(a)(ii), 9.02(a)(iii), 9.02(a)(iv), or 9.02(a)(v).

(d) For purposes of determining whether any such breach has occurred or calculating Losses hereunder, any materiality, Material Adverse Effect or similar qualification contained in the representations and warranties shall be ignored.

9.05 Adjustment to Losses.

(a) Insurance. In calculating the amount of any Loss for which indemnification is sought hereunder, the proceeds actually received by the Seller Indemnified Parties or Purchaser Indemnified Parties, as applicable, under any insurance policy or pursuant to any claim, recovery, settlement or payment by or against any other person, net of any deductible or actual costs or expenses incurred in connection with securing or obtaining such proceeds, shall be deducted from the amount of such Losses. The Seller Indemnified Parties or Purchaser Indemnified Parties, as applicable, shall use commercially reasonable efforts to collect any amounts available under such insurance coverage and from such other person alleged to have responsibility for such Loss.

(b) Reimbursement. If a Seller Indemnified Party or Purchaser Indemnified Party, as applicable, recovers an amount from a third party in respect of a Loss that is the subject of indemnification under this Agreement after all or a portion of such Loss has been paid by the other party pursuant to Section 6.15 or this Article IX, the Seller Indemnified Parties or Purchaser Indemnified Parties, as applicable, shall promptly remit to the other party the amount received from the third party in respect thereof (net of any deductible or actual costs and expenses incurred in connection with securing or obtaining such proceeds) up to the amount paid to the Seller Indemnified Parties or Purchaser Indemnified Parties, as applicable, in respect of such Loss.

(c) Recovery Only Once. No person may recover more than once under Section 6.15 or this Article IX in respect of any Loss.

9.06 Tax Treatment of Indemnity Payments. The Sellers and the Purchaser agree to treat any indemnity payment made pursuant to Section 6.15 and this Article IX as an adjustment to the Purchase Price for all income tax purposes except as otherwise required pursuant to a “determination” within the meaning of Section 1313 of the Code. Any amounts payable by the indemnifying party to or on behalf of an indemnified party with respect to any Loss pursuant to this Agreement (including under Section 6.15 or this Article IX) shall be (i) increased to take account of any net Tax cost incurred by the indemnified party arising from the receipt of indemnity payments hereunder (grossed up for such increase) and (ii) reduced to take account of any net Tax benefit realized by the indemnified party arising from the incurrence or payment of any such Loss, in each case when and as such Tax cost or benefit is actually realized through an increase or reduction of Taxes otherwise due.

9.07 Exclusive Remedy. Following the Closing, Section 6.15 and this Article IX shall provide the sole and exclusive remedy for any and all claims under this Agreement, except in the case of fraud or willful breach of this Agreement or with respect to matters for which the remedy of specific performance, injunctive relief or other non-monetary equitable remedies are available.

ARTICLE X

MISCELLANEOUS

10.01 Waiver; Amendment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Purchaser and each of the Sellers or, in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

10.02 Counterparts. This Agreement may be executed in two or more counterparts which may be delivered by means of facsimile or email, each of which shall be deemed to constitute an original, but all of which together shall be deemed to constitute one and the same instrument.

10.03 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of New York applicable to contracts made and to be performed entirely within such State, without regard to the conflicts of law principles thereof to the extent that such principles would apply the law of another jurisdiction.

10.04 Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. None of the Parties may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other Parties, except as provided in this Section 10.04. Notwithstanding the foregoing, (i) the Sellers may, without consent of Purchaser, assign any and all of their rights, benefits and obligations under this Agreement to one or more of their direct or indirect, wholly owned subsidiaries (other than the Direct Sale Companies or any of their Subsidiaries) or Affiliates; and (ii) Purchaser may, without the consent of the Sellers, assign, pledge or otherwise transfer its rights, benefits and obligations under this Agreement to any of its Subsidiaries that is a direct or indirect wholly owned subsidiary of Purchaser, provided in each case that no such assignment shall relieve the transferring Party of any of its obligations hereunder; provided, further, that any such transferee assumes all of the assigning Party’s obligations under this Agreement in a written instrument.

10.05 Notices. All notices or other communications hereunder to a Party shall be deemed to have been duly given and made if in writing and (a) if served by personal delivery, on the day of such delivery, (b) if delivered by registered or certified mail (return receipt requested), or by a national courier service, on the day of delivery, or (c) if sent by facsimile or email, upon transmission of such facsimile or email (provided that the facsimile or email is promptly confirmed with the recipient by telephone), to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person (each such notice, a “Notice”):

If to Purchaser, to:

Capital One Financial Corporation

1680 Capital One Drive

McLean, VA 22102

	Attention:	Murray Abrams,

Executive Vice President, Corporate Development

John G. Finneran, Jr.,

General Counsel and Corporate Secretary

	Telephone:	(703) 720-2076

	Facsimile:	(703) 720-1094

With a copy to:

Wachtell, Lipton, Rosen & Katz

51 W. 52nd Street

New York, New York 10019

	Attention:	Edward D. Herlihy, Esq.

Matthew M. Guest, Esq.

	Telephone:	(212) 403-1000

	Facsimile:	(212) 403-2000

	Email:	EDHerlihy@wlrk.com

MGuest@wlrk.com

If to the Sellers, to:

ING Groep N.V.

Amstelveenseweg 500

1081 KL Amsterdam

The Netherlands

	Attention:	Jan Willem Vink

	Telephone:	+31 20 541 8702

	Facsimile:	+31(0) 20 541 8732

	Email:	Jan-Willem.Vink@ing.com

With a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

	Attention:	Mark J. Menting, Esq.

Brian E. Hamilton, Esq.

	Telephone:	(212) 558-4000

	Facsimile:	(212) 558-3588

	Email:	mentingm@sullcrom.com

hamiltonb@sullcrom.com

10.06 Entire Understanding; Third-Party Beneficiaries. This Agreement (including the Schedules, Annexes and Exhibits hereto) and the Ancillary Agreements represent the entire understanding of the Parties hereto with respect to the subject matter hereof and thereof and supersedes any and all other oral or written agreements heretofore made. Other than as expressly set forth in Sections 6.05(f), 6.16 and 9.02 nothing in this Agreement, express or implied, is intended to confer upon any person, other than the Parties and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement. Only the Parties that are signatories to this Agreement (and their permitted successors and assigns) shall have any obligation or liability under, in connection with, arising out of, resulting from or in any way related to this Agreement, the Transactions or any other matter contemplated hereby or by the Ancillary Agreements, or the process leading up to the execution and delivery of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, subject to delivery of this Agreement and such transactions and other provisions of this Agreement and the Ancillary Agreements.

10.07 Subsidiary Action. Wherever a Party to this Agreement has an obligation under this Agreement to “cause” a Subsidiary of such Party or any such Subsidiary’s officers, directors, management or employees to take, or refrain from taking, any action, or such action may be necessary to accomplish the purposes of this Agreement, such obligation of such Party shall be deemed to include an undertaking on the part of such Party to cause such Subsidiary to take such necessary action. Wherever this Agreement provides that a Subsidiary of a Party has an obligation to act or refrain from taking any action, such Party shall be deemed to have an obligation under this Agreement to “cause” such Subsidiary or any such Subsidiary’s officers, directors, management or employees to take, or refrain from taking, any action, or such action as may be necessary to accomplish the purposes of this Agreement.

10.08 Interpretation; Effect. In this Agreement, except as context may otherwise require, references:

(a) to the Preamble, Recitals, Sections, Exhibits or Schedules are to the Preamble to, a Recital or Section of, or Schedule to, this Agreement;

(b) to this Agreement are to this Agreement, Exhibits and the Schedules to it, taken as a whole;

(c) to the transactions contemplated hereby include the transactions provided for in this Agreement including the Transactions;

(d) to any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation include any successor to the section;

(e) to any Governmental Authority includes any successor to that Governmental Authority;

(f) the words “hereby,” “herein,” “hereof,” “hereunder,” and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific Section;

(g) the words “include,” “includes,” or “including,” are to be deemed followed by the words “without limitation”. Any singular term in this Agreement will be deemed to include the plural, and any plural term the singular. All pronouns and variations of pronouns will be deemed to refer to the feminine, masculine or neuter, singular or plural, as the identity of the person referred to may require;

(h) the table of contents and article and section headings are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement;

(i) this Agreement is the product of negotiation by the parties, having the assistance of counsel and other advisers. The parties intend that this Agreement not be construed more strictly with regard to one Party than with regard to the other; and

(j) no provision of this Agreement is to be construed to require, directly or indirectly, any person to take any action, or omit to take any action, to the extent such action or omission would violate applicable law (including statutory and common law), rule or regulation.

10.09 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. Except as otherwise provided in Section 6.12, if any provisions of this Agreement or the application thereof to any person or entity or any circumstance, is found by a court or other Governmental Authority of competent jurisdiction to be invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability, of such provision or the application thereof, in any other jurisdiction.

10.10 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

10.11 Venue for Resolution of Disputes. Each Party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement and the transactions contained hereby, whether in tort or contract or at law or in equity, exclusively, in the United States District Court for the Southern District of New York or the Supreme Court of the State of New York for the County of New York, and (i) irrevocably submits to the exclusive jurisdiction of such courts, (ii) waives any objection to laying venue in any such action or proceeding in such courts, (iii) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party hereto and (iv) agrees that service of process upon such Party in any such action or proceeding shall be effective if Notice is given in accordance with Section 10.05 of this Agreement. Each Party hereto further hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in such courts, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum or that such Party is not subject to personal jurisdiction in such court.

10.12 Specific Performance. Each Party agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by it in accordance with their specific terms or were otherwise breached or threatened to be breached. It is accordingly agreed that, except as expressly set forth in this Agreement to the contrary, each Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the United States District Court for the Southern District of New York or the Supreme Court of the State of New York for the County of New York, without bond or other security being required, this being in addition to any other right, remedy or cause of action to which the Sellers or Purchaser are entitled under any theory of recovery whatsoever (including, at law or in equity and including any remedies pursuant to Section 6.15, in tort or any other claims).

[Next page is a signature page.]

IN WITNESS WHEREOF, the parties hereto have executed or have caused this Agreement to be duly executed in counterparts all as of the day and year first above written.

ING Groep N.V.

By:	/s/ J. Hommen
Name: J. Hommen
Title: Executive Board

By:	/s/ J.V. Timmermans
Name: J.V. Timmermans
Title: Executive Board

ING Bank N.V.

By:	/s/ C.P.A.J. Leenaars
Name: C.P.A.J. Leenaars
Title: Executive Board

By:	/s/ J. Hommen
Name: J. Hommen
Title: Executive Board

ING Direct N.V.

By:	/s/ C.P.A.J. Leenaars
Name: C.P.A.J. Leenaars
Title: Executive Board

By:	/s/ G.G.M. Erdkamp
Name: G.G.M. Erdkamp
Title: Executive Board

[Signature Pages to the Purchase and Sale Agreement]

ING Direct Bancorp

By:	/s/ A. Kuhlmann
Name: A. Kuhlmann
Title: Chief Executive Officer and Director

Capital One Financial Corporation

By:	/s/ Richard D. Fairbank
Name: Richard D. Fairbank
Title: Chief Executive Officer and President

[Signature Pages to the Purchase and Sale Agreement]

EXHIBIT A

FORM OF THE SHAREHOLDERS AGREEMENT

SHAREHOLDERS AGREEMENT

dated as of

by and between

Capital One Financial Corporation

and

ING Groep N.V.

-i-

-ii-

SHAREHOLDERS AGREEMENT, dated as of                      (this “Agreement”), by and between Capital One Financial Corporation, a corporation incorporated under the laws of the State of Delaware (the “Company”), and ING Groep N.V., a naamloze vennootschap formed under the laws of The Netherlands (“Group”).

RECITALS

WHEREAS, each of Group, ING Bank N.V., ING Direct N.V., ING Direct Bancorp (“US HoldCo”) and the Company are party to that certain Purchase and Sale Agreement (the “Purchase Agreement”), dated as of June 16, 2011;

WHEREAS, as a result of the closing of the transactions contemplated by the Purchase Agreement (the “Closing”), Group initially owns, as of the date of this Agreement, directly or indirectly,              shares of Common Stock acquired from the Company as a portion of the consideration received by Sellers (as defined in the Purchase Agreement) in connection with such transactions (the “Shares”);

WHEREAS, the execution and delivery of this Agreement is a condition to the obligations of the parties to consummate the transactions contemplated by the Purchase Agreement; and

WHEREAS, each of the parties hereto desires to enter into this Agreement in order to establish certain rights, restrictions and obligations of the Shareholder, as well as to set forth certain corporate governance, liquidity and other arrangements relating to the Company and the Shares.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01. Definitions. As used in and for purposes of this Agreement, the following terms have the following meanings:

“Affiliate” of any person means those other persons that, directly or indirectly, control, are controlled by or are under common control with such person; for purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” or “under common control with”), as applied to any person, means the possession, directly or indirectly, of (i) ownership, control or power to vote 25 percent or more of the outstanding shares of any class of voting securities of such person, (ii) control, in any manner, over the election of a majority of the directors, trustees or general partners (or individuals exercising similar functions) of such person or (iii) the power to exercise a controlling influence over the management or policies of such person as determined by the Federal Reserve; provided, however, that Group and its Affiliates shall not be deemed an Affiliate of the Company or any of its Subsidiaries for purposes of this Agreement and none of the Company or its Subsidiaries shall be deemed an Affiliate of Sellers (provided, for the avoidance of doubt, that the Direct Sale Companies and their Subsidiaries following the Closing will cease to be Affiliates of Group and will be Affiliates of the Company).

“Agreement” has the meaning set forth in the Preamble.

“Appointment Date” has the meaning set forth in Section 2.01.

“Automatic Shelf Registration Statement” means an “automatic shelf registration statement” as defined in Rule 405 promulgated under the Securities Act.

“beneficial owner” and words of similar import have the meaning assigned to such terms in Rule 13d-3 promulgated under the Exchange Act as in effect on the date of this Agreement; provided, however, that for purposes of this Agreement, a person shall be deemed to be the beneficial owner of any securities which may be acquired by such person upon the exercise of any Rights (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any condition, the occurrence of any event or any combination of the foregoing), except that in no event shall Group or any of its Affiliates be deemed to beneficially own any securities which it has the right to acquire from the Company, unless and until such securities are actually acquired by Group or such Affiliate. The term “beneficially own” has a meaning correlative to the foregoing.

“BHC Act” means the Bank Holding Company Act of 1956 and the rules and regulations promulgated thereunder.

“Board of Directors” means, with respect to any person, the board of directors, board of managers, supervisory board and executive board, managing member(s), managers or such other similar governing body or group, as applicable, established pursuant to the charter, constitution, articles or articles of incorporation and by-laws of a corporation or banking organization, the certificate of partnership and partnership agreement of a general or limited partnership, the certificate of formation and limited liability company agreement of a limited liability company, the trust agreement of a trust or the comparable documents of other entities of such person.

“Board Representative” has the meaning set forth in Section 2.01(a).

“Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York or Amsterdam, The Netherlands are authorized or required by law to close.

“Bylaws” means the Bylaws of the Company, as in effect from time to time.

“CBC Act” means the Change in Bank Control Act of 1978.

“Charter” means the Certificate of Incorporation of the Company, as in effect from time to time.

“Closing” has the meaning set forth in the Recitals.

“Closing Date” means the date on which the Closing occurs.

“Common Stock” means, collectively, the common stock, par value $0.01 per share, of the Company.

“Company” has the meaning set forth in the Preamble.

“Company Board” means the Board of Directors of the Company

“Company Control Effect” has the meaning set forth in Section 5.02(a).

“Company Public Offering” means the offering, or series of related offerings, contemplated by Section 6.05(f) of the Purchase Agreement by the Company of shares of Common Stock to third party investors, which took place on                     , 2011.

“Demand Notice” has the meaning set forth in Section 3.01(b).

“Demand Registration” has the meaning set forth in Section 3.01(b).

“Direct Sale Companies” means ING Bank, fsb, a federal stock savings bank, WS Realty LLC, a limited liability company organized under the laws of Delaware, and ING Direct Community Development LLC, a limited liability company organized under the laws of Delaware.

“Equity Interests” means any type of equity ownership in the Company, or Right to acquire any equity ownership in the Company, including Common Stock or other stock or a similar security, or any other interest entitling the holder thereof to participate in distributions, to vote for the members of the Board of Directors of the Company, or otherwise granting any other economic, voting or other rights, obligations, benefits or interests in, or attaching to, such interests.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“Governance Committee” means the Governance and Nominating Committee of the Company, or any successor committee serving the substantially equivalent function.

“Governmental Entity” means any federal, state, local or foreign government, any transnational governmental organization or any court of competent jurisdiction, arbitral, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any national securities exchange or national quotation system on which securities issued by the Company or any of its Subsidiaries are listed or quoted.

“Group” has the meaning set forth in the Preamble.

“Indemnified Party” has the meaning set forth in Section 3.08(c).

“Indemnified Persons” has the meaning set forth in Section 3.08(a).

“Indemnifying Party” has the meaning set forth in Section 3.08(c).

“Inspectors” has the meaning set forth in Section 3.04(a)(ix).

“Issuer FWP” has the meaning assigned to “issuer free writing prospectus” in Rule 433 under the Securities Act.

“Law” means any law (including common law), treaty, statute, ordinance, code, rule, regulation, judgment, decree, order, writ, award, injunction, decree, directive, authorization or determination enacted, entered, promulgated, enforced or issued by any Governmental Entity.

“Lock-Up End Date” means the later of (i) the date that is 90 days following the Closing and (ii) 180 days following the consummation of any Company Public Offering.

“Losses” means any and all losses, claims, damages, liabilities, obligations, costs and expenses (including, without limitation, as a result of any notices, actions, suits, proceedings, claims, demands, assessments, judgments, awards, costs, penalties, taxes and reasonable expenses, including reasonable attorneys’ and other professionals’ fees and disbursements).

“NYSE” means the New York Stock Exchange.

“person” is to be interpreted broadly to include any individual, savings association, bank, trust company, corporation, limited liability company, partnership, association, joint-stock company, business trust, labor union, works council or unincorporated organization.

“Piggyback Registration” has the meaning set forth in Section 3.02.

“Prospectus” means the prospectus (including any preliminary prospectus and any final prospectus) included in any Registration Statement, as amended or supplemented by any free writing prospectus, whether or not required to be filed with the SEC, prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by the Registration Statement and by all other amendments and supplements to the prospectus, and all material incorporated by reference in such prospectus.

“Purchase Agreement” has the meaning set forth in the Recitals.

“Records” has the meaning set forth in Section 3.04(a)(ix).

“Registrable Securities” means all Shares that are beneficially owned by Shareholder at any time; provided, however, that a Share shall cease to be a Registrable Security when (i) it has been effectively registered under the Securities Act and disposed of in accordance with the Registration Statement covering it, (ii) it is distributed to the public pursuant to Rule 144 or (iii) it has ceased to be outstanding.

“Registration Statement” means any registration statement of the Company that covers Registrable Securities pursuant to the provisions of this Agreement, including the prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.

“Representation Termination Date” means the earlier of (i) the day on which Shareholder shall have sold more than 33% of the Shares to third parties (other than (i) for the avoidance of doubt, Transfers between or among Group and its Subsidiaries and controlled Affiliates or (ii) Transfers to the extent required in order to reduce the Shareholder Percentage Interest to 9.9% as a result of a redemption, recapitalization, or repurchase by the Company with respect to its issued and outstanding shares of Common Stock, as contemplated by Section 5.02(a)) and (ii) the 1-year anniversary of the Closing Date.

“Representative” means, with respect to any person, such person’s, or such person’s Subsidiaries’, directors, officers, employees, accountants, investment bankers, commercial bank lenders, attorneys and other advisors or representatives (including the employees or attorneys of such accountants, investment bankers or attorneys).

“Rights” means, with respect to any person, securities or obligations, directly or indirectly, convertible into or exercisable or exchangeable for, or giving any other person any right, directly or indirectly, to subscribe for or acquire, or any options, puts, calls or commitments relating, directly or indirectly, to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price, book or other value of, shares of capital stock, units or other equity interests of such first person, or the first person or any of its Subsidiaries is or may become obligated to offer, issue, sell, purchase, return or redeem, or cause to be offered, issued, sold, purchased, returned or redeemed, any Equity Interests of such person or any of its Subsidiaries, whether pursuant to any security, obligation, right, instrument, agreement, contract, commitment, option, undertaking or other arrangement or understanding (including, for the avoidance of doubt, upon exercise of any options, warrants or convertible loans or securities), whether fixed or contingent and whether or not in writing.

“Rule 144” means Rule 144 promulgated under the Securities Act or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such rule.

“Sales Package Companies” means, collectively, (i) the Direct Sale Companies, (ii) the Direct Sale Companies’ respective Subsidiaries and (iii) solely to the extent related to (A) the assets of US HoldCo listed on Schedule 2.01(a) of the Purchase Agreement and (B) the liabilities of US HoldCo listed on Schedule 2.01(b) of the Purchase Agreement, US HoldCo.

“Scheduled Black-out Period” means the period from and including the fifteenth calendar day preceding the last day of a fiscal quarter of the Company to and ending at the start of the third Business Day after the day on which the Company publicly releases its earnings for such fiscal quarter.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder.

“Shareholder” means Group together with its Subsidiaries that beneficially own any Shares, in each case for so long as such person beneficially owns any such Shares. When this Agreement requires Shareholder to provide notice or give consent, such notice or consent shall be given by Group, and not any other person who is a member of Shareholder.

“Shareholder Percentage Interest” means, at any time, the aggregate percentage represented by a fraction, the numerator of which is the number of issued and outstanding shares of Common Stock beneficially owned by Shareholder at such time and the denominator of which is the total number of shares of Common Stock issued and outstanding at such time.

“Shares” has the meaning set forth in the recitals hereto.

“Standstill Period” means the period commencing on the date of this Agreement and terminating on the first day on which the Shareholder Percentage Interest is less than 5.0 percent.

“Suspension Period” has the meaning set forth in Section 3.06(a).

“Subsidiary” means, with respect to a person, an Affiliate directly or indirectly controlled by such person.

“Takedown Offering” means an offering pursuant to an Automatic Shelf Registration Statement.

“Takedown Request” has the meaning set forth in Section 3.01(a)(ii).

“Transfer” means, with respect to any security, any direct or indirect sale, assignment, pledge, transfer, hedging, securities lending, voting agreement or other disposition, whether voluntary, by operation of Law or otherwise, of or with respect to such security or any interest or Rights therein, whether in a single transaction or a series of related transactions, or the entry into a definitive agreement with respect to any of the foregoing (for the avoidance of doubt, whether such agreement is to be settled by delivery of shares of Common Stock, in cash or otherwise). The terms “Transferred”, “Transferring”, “Transferor”, “Transferee” and “Transferable” have meanings correlative to the foregoing.

“Underwriter” means, with respect to any Underwritten Offering, a securities dealer who purchases any Registrable Securities as a principal in connection with a distribution of such Registrable Securities.

“Underwritten Offering” means a public offering of securities registered under the Securities Act in which an Underwriter participates in the distribution of such securities.

“US HoldCo” has the meaning set forth in the recitals hereto.

ARTICLE II

CORPORATE GOVERNANCE

Section 2.01. Board Composition. (a) Subject to Section 2.04, for a period of 14 days following the Closing, Group shall have the right (but not the obligation) by notice to the Company in writing to require the Company to take all requisite action at the next meeting of the Company Board to occur at least 10 Business Days following the delivery of such notice so that the number of members of the Company Board shall be increased by one and at such meeting the Company Board shall appoint the Board Representative to the Company Board (the date of such appointment being the “Appointment Date”). If such a notice is not delivered within 14 days following Closing the right set forth in the preceding sentence shall lapse. Following the Appointment Date and until the Representation Termination Date, at each annual or special meeting of stockholders of the Company at which directors are to be elected to the Company Board, (i) the Company shall nominate the Board Representative for election to the Company Board, (ii) the Company Board shall recommend to the Company’s stockholders that they elect the Board Representative to the Company Board and (iii) the Company Board shall solicit proxies for the Board Representative to the same extent as it does for any of its other director nominees to the Company Board, in each case of (i) through (iii) in a manner consistent with applicable Law and the Charter and Bylaws of the Company and the governance practices and policies of the Company Board. “Board Representative” shall mean an individual designated by Group in writing from time to time following the Closing; provided that each Board Representative shall (i) be reasonably acceptable to the Company and the Governance Committee, (ii) satisfy and comply with the requirements regarding service as a member of the Company Board provided under applicable Law and the practices and policies of the Company Board applicable generally to its members and provided reasonably in advance to Group, and (iii) agree in writing to submit his or her unconditional resignation promptly upon the occurrence of the Representation Termination Date. Group shall inform the Company of the identity of the Board Representative that Group proposes for appointment to the Company Board if and when it exercises its right under the first sentence of this Section 2.01(a), in writing reasonably in advance of the meeting of the Company Board at which the appointment is to be made, and provide such additional information as is reasonably requested by the Company Board, the Governance Committee and the Company. For the avoidance of doubt, there shall not be more than one Board Representative at any given time. The parties acknowledge and agree that no Board Representative shall at any time serve as the chairman of the Company Board.

(b) Upon the death, resignation, retirement, disqualification, or removal of the Board Representative as a member of the Company Board and prior to the Representation Termination Date, Group shall have the right to designate the replacement for such Board Representative; provided that such replacement designee shall (i) be reasonably acceptable to the Company and the Governance Committee, (ii) satisfy and comply with the requirements regarding service as a member of the Company Board provided under applicable Law, and (iii) agree in writing to submit his or her unconditional resignation promptly upon the occurrence of the Representation Termination Date; provided further that if a Board Representative is removed for cause or due to disqualification, the replacement designee shall not be the same person who was so removed. The Company shall have the same obligations with respect to the nomination and recommendation of, and proxy solicitation for, the replacement designee as it had for the original designee under Section 2.01(a).

Section 2.02. Committees. Following the Closing and prior to the Representation Termination Date, to the extent permitted by applicable Law (including any requirements under the Exchange Act or the rules of the NYSE or any other applicable securities exchange on which the Common Stock is then listed), the Board Representative shall be considered for service on one or more of the committees of the Company Board to the extent such Board Representative is qualified for service. Any such committee on which the Board Representative serves shall be comprised of no less than four members, and the Board Representative shall not at any time serve as the chairman of any such committee.

Section 2.03. Director Compensation; Indemnification And Other Rights. (a) The Board Representative shall be entitled to compensation, reimbursement, indemnification, information and other rights in connection with his or her role as a member of the Company Board to the same extent as other members of the Company Board that are not employees of the Company. The Company shall notify the Board Representative of all regular meetings and special meetings of the Company Board and of all regular and special meetings of any committee thereof at the same time and in the same manner as it notifies the other members of the Company Board or any committee thereof of such meetings. The Company shall provide the Board Representative with copies of all notices, minutes, consents and other material that it provides to all other members of the Company Board or any committee thereof concurrently as such materials are provided to the other members. Group acknowledges, and any Board Representative is hereby deemed to acknowledge, that all directors of the Company, including the Board Representative, have fiduciary duties to the Company under applicable Law (which include certain confidentiality obligations).

(b) Shareholder will, and will cause its Representatives (including any Board Representatives) to, hold all confidential or proprietary records, books, contracts, instruments, data and information concerning the Company furnished or made available to it under this Agreement, in compliance with the provisions of Section 6.06 of the Purchase Agreement.

Section 2.04. Termination of Shareholder Rights. Promptly upon the occurrence of the Representation Termination Date, all obligations of the Company and rights of the Shareholder pursuant to this Article II shall terminate and Group shall cause, and the Board Representative shall promptly submit, the unconditional resignation of the Board Representative as a member of the Company Board, provided that such termination shall not affect the obligations of the Company to the Board Representative with respect to any accrued but unpaid compensation and unreimbursed expenses in accordance with Section 2.03 or the continuing indemnification obligation of the Company with respect to the Board Representative’s service on the Company Board. Any public announcements relating to such resignation shall be mutually agreed by the parties in writing.

ARTICLE III

REGISTRATION RIGHTS

Section 3.01. Registration. (a) (i). On or prior to the Lock-Up End Date, the Company will either (i) file an Automatic Shelf Registration Statement useable for the resale of Registrable Securities under the Securities Act, (ii) amend an existing Automatic Shelf Registration Statement so that it is useable for such resales or (iii) file a prospectus supplement that shall be deemed to be part of an existing Automatic Shelf Registration Statement in accordance with Rule 430B under the Securities Act that is useable for such resales. Until such time as all Registrable Securities cease to be Registrable Securities and the Company is no longer eligible to maintain an Automatic Shelf Registration Statement, the Company will keep current and effective an Automatic Shelf Registration Statement and file such supplements or amendments to such Automatic Shelf Registration Statement as may be necessary or appropriate in order to keep such Automatic Shelf Registration Statement continuously effective and useable for the resale of Registrable Securities under the Securities Act.

(ii) Upon the written request of Group from time to time (a “Takedown Request”), the Company will cooperate with Shareholder and any Underwriter in effecting a Takedown Offering pursuant to an Automatic Shelf Registration Statement as promptly as reasonably practicable following receipt of such Takedown Request; provided, however, that the Company shall not be obligated to effect more than two Takedown Requests in any 12-month period. Each Takedown Request will specify the number of Registrable Securities proposed by Shareholder to be included in such Takedown Offering, the intended method of distribution and the estimated gross proceeds of such Takedown Offering, which may not be less than $200 million. Shareholder may change the number of Registrable Securities proposed to be offered in any Takedown Offering at any time prior to commencement of such offering so long as such change would not materially adversely affect the timing or success of the Takedown Offering or reduce the estimated gross proceeds of such Takedown Offering to less than $200 million and provided that the Company shall be entitled to reasonably delay a Takedown Offering as a result of such change.

(b) (i) If at any time after the Lock-Up End Date the Company is no longer eligible to use an Automatic Shelf Registration Statement, within 30 days after Group’s written request to register the resale of a specified amount of the Registrable Securities under the Securities Act (a “Demand Notice”), the Company will file a Registration Statement, on an appropriate form which the Company is then eligible to use, to register the resale of such Registrable Securities, which Registration Statement will (if specified in Group’s notice) contemplate the ability of Shareholder to effect an Underwritten Offering (each such registration, a “Demand Registration”); provided, however, that the Company shall not be obligated to effect more than two Demand Registrations in any 12-month period. Each Demand Notice will specify the number of Registrable Securities proposed to be offered for sale, the intended method of distribution thereof and the estimated gross proceeds of such Demand Registration, which may not be less than $200 million. Shareholder may change the number of Registrable Securities proposed to be offered pursuant to any Demand Registration at any time prior to commencement of the offering so long as such change would not materially adversely affect the timing or success of the offering or reduce the estimated gross proceeds of such Demand Registration to less than $200 million. Subject to Section 3.03, the Company may include in any registration effected pursuant to Section 3.01(a) or Section 3.01(b) any securities for its own account or for the account of holders of Common Stock (other than Shareholder).

(ii) The Company will use its reasonable best efforts (i) to cause any Registration Statement to be declared effective (unless it becomes effective automatically upon filing) as promptly as practicable after the filing thereof with the SEC and (ii) to keep such Registration Statement current and effective for a period of not less than 90 days, and in any event for so long as necessary for the completion of the resale of Registrable Securities registered thereon. The Company further agrees to supplement or make amendments to each such Registration Statement as may be necessary to keep such Registration Statement effective for the period referred to in clause (ii) above, including (A) to respond to the comments of the SEC, if any, (B) as may be required by the registration form utilized by the Company for such Registration Statement or by the instructions to such registration form, (C) as may be required by the Securities Act, (D) as may be required in connection with a Takedown Offering or (E) as may be reasonably requested in writing by Shareholder or any Underwriter and reasonably acceptable to the Company. The Company agrees to furnish to Shareholder copies of any such supplement or amendment no later than the time it is first being used or filed with the SEC.

(c) In the event an offering of Registrable Securities (including in connection with any Takedown Offering) under this Section 3.01 involves one or more Underwriters, Group and the Company shall each be entitled to select one internationally-recognized investment banking firm to serve as lead Underwriters and Group shall have the right to select any additional Underwriters in connection with the offering, provided that any Underwriter must be reasonably acceptable to the Company and Group. The Company shall reasonably assist such managing Underwriter or Underwriters in their efforts to sell Registrable Securities pursuant to such Registration Statement and, if reasonably requested in connection with any Takedown Offering or Demand Registration that is an Underwritten Offering in which Shareholder intends to sell Registrable Securities shall make senior executives with appropriate seniority and expertise reasonably available for customary “road show” or other presentations during the marketing period for such Registrable Securities, in each case in connection with a maximum of two Underwritten Offerings in any 12-month period (with an understanding that these shall be scheduled in a collaborative manner so as not to unreasonably interfere with the conduct of the business of the Company). Subject to Section 3.03, if the Company gives Group notice of a request by the Company or another holder of the Company’s securities to include any Equity Interests in any Underwritten Offering, Shareholder shall offer to include such Equity Interests in the Underwritten Offering.

(d) Shareholder will be permitted to rescind a Demand Registration or Takedown Request or request the removal of any Registrable Securities held by it from any Demand Registration or Takedown Request at any time; provided, that Shareholder reimburses the Company for all reasonable, out-of-pocket expenses incurred by the Company in connection with such Demand Registration or Takedown Request.

Section 3.02. Piggyback Registration. If the Company proposes to file a registration statement under the Securities Act or consummate a Takedown Offering with respect to an offering of Equity Interests for (a) the Company’s own account (other than a Registration Statement on Form S-4 or S-8 (or any substitute form that may be adopted by the SEC)) or (b) the account of any holder of Equity Interests (other than Shareholder), then the Company shall give written notice of such proposed filing or Takedown Offering to Group as soon as practicable (but in no event less than 10 days before the anticipated filing date); provided that the Company may determine in its sole discretion in light of the purpose or objectives of an offering not to include any Registrable Securities in such registration or offering. Upon a written request, given by Group to the Company within 5 days after delivery of any such notice by the Company, to include Registrable Securities in such registration or Takedown Offering, as applicable (which request shall specify the number of Registrable Securities proposed to be included in such registration or Takedown Offering, as applicable), the Company shall, subject to Section 3.03 and the proviso in the preceding sentence, include all such requested Registrable Securities in such registration or Takedown Offering, as applicable, on the same terms and conditions as applicable to the Company’s or such holder’s shares of Common Stock (or, in the event of an offering of Equity Interests other than Common Stock, on terms as commercially comparable as practicable) (a “Piggyback Registration”); provided, however, that if at any time after giving written notice of such proposed filing or Takedown Offering, as applicable, and prior to the effective date of the Registration Statement filed in connection with such registration, or the consummation of such Takedown Offering, as applicable, the Company shall determine for any reason not to proceed with the proposed registration or disposition, as applicable, of the Equity Interests, then the Company may, at its election, give written notice of such determination to Shareholder and, thereupon, will be relieved of its obligation to register any Registrable Securities in connection with such registration, or dispose of any Registrable Securities in connection with such Takedown Offering, as applicable. Shareholder shall, subject to Section 3.04(b), enter into an underwriting agreement with the Underwriter or Underwriters selected by the Company with respect to any Common Stock sold by Shareholder pursuant to this Section 3.02.

Section 3.03. Reduction of Size of Underwritten Offering. Notwithstanding anything to the contrary contained herein, if the lead Underwriter of an Underwritten Offering advises the Company in writing that, in its reasonable opinion the number of Equity Interests (including any Registrable Securities) that the Company, Shareholder and any other persons intend to include in any Registration Statement or dispose of pursuant to any Takedown Offering is such that the success of any such offering would be materially and adversely affected, including with respect to the price at which the securities can be sold, then the number of shares of Common Stock or other Equity Interests to be included in the Registration Statement, or disposed of pursuant to such Takedown Offering, as applicable, for the account of the Company, Shareholder and any other persons will be reduced to the extent necessary to reduce the total number of securities to be included in any such Registration Statement or disposed of pursuant to such Takedown Offering, as applicable, to the number recommended by such lead Underwriter; provided, however, that such reduction shall be made in accordance with the following priorities:

(a) priority in the case of a Demand Registration or Takedown Offering pursuant to Section 3.01(a) or Section 3.01(b) will be (i) first, all Registrable Securities requested to be included in the Registration Statement, or disposed of pursuant to the

Takedown Offering, as applicable, for the account of Shareholder pursuant to Section 3.01(a) or Section 3.01(b), (ii) second, any Common Stock or other Equity Interests proposed to be offered by the Company for its own account and (iii) third, pro rata among any other holders of shares of Common Stock or other Equity Interests requested to be registered, or disposed of, as applicable, so that the total number of Equity Interests to be included in any such offering for the account of all such persons will not exceed the number recommended by such lead Underwriter;

(b) priority in the case of a registration statement or Takedown Offering initiated by the Company for its own account which gives rise to a Piggyback Registration pursuant to Section 3.02 will be (i) first, Equity Interests proposed to be offered by the Company for its own account, (ii) second, the Registrable Securities requested to be included in the Registration Statement, or disposed of pursuant to the Takedown Offering, as applicable, for the account of Shareholder pursuant to Section 3.02 and (iii) third, pro rata among any other holders of Equity Interests requested to be registered, or disposed of, as applicable, so that the total number of Equity Interests to be included in any such offering for the account of all such persons will not exceed the number recommended by such lead Underwriter; and

(c) priority in the case of a registration statement or Takedown Offering initiated by the Company for the account of holders of Equity Interests other than Shareholder pursuant to registration rights afforded to such holders pursuant to a contractual right with the Company which gives rise to a Piggyback Registration pursuant to Section 3.02 will be (i) first, pro rata among the holders of Equity Interests requesting the offering pursuant to such contractual right, (ii) second, Registrable Securities requested to be included in the Registration Statement, or disposed of, pursuant to the Takedown Offering, for the account of Shareholder pursuant to its registration rights under Section 3.02, (iii) third, Equity Interests offered by the Company for its own account and (iv) fourth, pro rata among any other holders of Equity Interests requested to be registered, or disposed of, so that the total number of Equity Interests to be included in any such offering for the account of all such persons will not exceed the number recommended by such lead Underwriter.

Section 3.04. Registration Procedures. (a) Subject to the provisions of Section 3.01 or Section 3.02, in connection with the registration of the sale of Registrable Securities pursuant to a Demand Registration, any Takedown Offering or any Piggyback Registration hereunder, the Company will as promptly as reasonably practicable:

(i) furnish to Shareholder without charge, prior to the filing of a Registration Statement, copies of such Registration Statement as it is proposed to be filed, and thereafter such number of copies of such Registration Statement, each amendment and supplement thereto (in each case including all exhibits thereto, including each preliminary prospectus), copies of any and all transmittal letters or other correspondence with the SEC relating to such Registration Statement and such other documents in such quantities as Shareholder may reasonably request from time to time in order to facilitate the disposition of such Registrable Securities (including in connection with any Takedown Offering), and give Shareholder and its Representatives a reasonable opportunity to review and comment on the same prior to filing any such documents;

(ii) (A) cause the Company’s Representatives to supply all information reasonably requested by Shareholder, any Underwriter, or their Representatives in connection with the Registration Statement or Takedown Offering and (B) provide Shareholder and its Representatives with the opportunity to participate in the preparation of such Registration Statement and the related Prospectus;

(iii) use its reasonable best efforts to register or qualify such Registrable Securities under such other securities or “blue sky” laws of such jurisdictions as Shareholder reasonably requests and do any and all other acts and things as may be reasonably necessary or advisable to enable Shareholder to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall in no event be required to (w) qualify generally to do business in any jurisdiction where it is not then so qualified, (x) subject itself to taxation in any jurisdiction where is not otherwise then so subject, (y) take any action that would subject it to service of process in suits other than those arising out of the offer and sale of the securities covered by the Registration Statement or (z) consent to general service of process in any jurisdiction where it is not then so subject;

(iv) notify Shareholder at any time when a prospectus relating to Registrable Securities is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in a Registration Statement or the Registration Statement or amendment or supplement relating to such Registrable Securities contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and the Company will promptly prepare and file with the SEC a supplement or amendment to such prospectus and Registration Statement (and comply fully with the applicable provisions of Rules 424, 430A and 430B under the Securities Act in a timely manner) so that, as thereafter delivered to the purchasers of the Registrable Securities, such prospectus and Registration Statement will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v) advise the Underwriter(s), if any, and Shareholder promptly and, if requested by such persons, confirm such advice in writing, of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement under the Securities Act or of the suspension by any state securities commission of the qualification of the Registrable Securities for offering or sale in any jurisdiction, or the initiation of any proceeding for any of the preceding purposes. If at any time the SEC shall issue any stop order suspending the effectiveness of the Registration Statement, or any state securities commission or other regulatory authority shall issue an order suspending the qualification or exemption from qualification of the Registrable Securities under state securities or “blue sky” laws, the Company shall use its reasonable best efforts to obtain the withdrawal or lifting of such order as promptly as practicable;

(vi) use its reasonable best efforts to cause such Registrable Securities to be registered with or approved by such other Governmental Entities as may be necessary by virtue of the business and operations of the Company to enable Shareholder to consummate the disposition of such Registrable Securities (including in connection with any Takedown Offering); provided, however, that the Company shall in no event be required to (w) qualify generally to do business in any jurisdiction where it is not then so qualified, (x) subject itself to taxation in any jurisdiction where is not otherwise then so subject, (y) take any action that would subject it to service of process in suits other than those arising out of the offer and sale of the securities covered by the Registration Statement or (z) consent to general service of process in any jurisdiction where it is not then so subject;

(vii) enter into customary agreements and use reasonable best efforts to take such other actions as are reasonably requested by Shareholder in order to expedite or facilitate the disposition of such Registrable Securities, including, subject to the provisions of Section 3.01(c) with respect to Underwritten Offerings, preparing for and participating in a road show and all such other customary selling efforts as the Underwriters, if any, or Shareholder, reasonably request in order to expedite or facilitate such disposition;

(viii) if requested by Shareholder or the Underwriter(s), if any, promptly include in any Registration Statement or Prospectus, pursuant to a supplement or post-effective amendment if necessary, such information as Shareholder and such Underwriter(s), if any, may reasonably request to have included therein, including information relating to the “Plan of Distribution” of the Registrable Securities, information with respect to the number of Registrable Securities being sold to such Underwriter(s), the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering, and make all required filings of such prospectus supplement or post-effective amendment as soon as practicable after the Company is notified of the matters to be included in such prospectus supplement or post-effective amendment;

(ix) except to the extent prohibited by applicable Law and subject to entry into a customary confidentiality agreement or arrangement, make available, after reasonable advance notice, for inspection by Shareholder, any Underwriter participating in any disposition of such Registrable Securities, and any Representative for Shareholder and/or such Underwriter (collectively, the “Inspectors”), during business hours at the offices where such information is normally kept, any financial and other records and corporate documents of the Company (collectively, the “Records”) as will be reasonably necessary to enable them to conduct reasonable and customary due diligence with respect to the Company and the related Registration Statement and prospectus and request the Representatives of the Company and its Subsidiaries to supply all information reasonably requested by any such Inspector; provided, however, that Records and information obtained hereunder will be used by such Inspectors only to conduct such due diligence;

(x) use its reasonable best efforts to obtain and deliver to each Underwriter and Shareholder a comfort letter from the independent registered public accounting firm for the Company (and additional comfort letters from the independent registered public accounting firm for any company acquired by the Company whose financial statements are included or incorporated by reference in the Registration Statement) in customary form and covering such matters as are customarily covered by comfort letters as such Underwriter and Shareholder may reasonably request; provided, however, that if the Company fails to obtain such comfort letter and the relevant offering is abandoned, then such Demand Registration or Takedown Offering will not count as a Demand Registration or Takedown Offering, as applicable, for purposes of determining when future Demand Registrations or Takedown Offerings may be requested by Shareholder pursuant to Section 3.01(a) or Section 3.01(b);

(xi) use its reasonable best efforts to obtain and deliver to each Underwriter and Shareholder a 10b-5 statement and legal opinion from the Company’s counsel in customary form and covering such matters as are customarily covered by 10b-5 statements and legal opinions delivered to Underwriters in Underwritten Offerings as such Underwriter and/or Shareholder may reasonably request; provided, however, that if the Company fails to obtain such statement or opinion and the relevant offering is abandoned, then such Demand Registration or Takedown Offering will not count as a Demand Registration or Takedown Offering, as applicable, for purposes of determining when future Demand Registrations or Takedown Offerings may be requested by Shareholder pursuant to Section 3.01(a) or Section 3.01(b);

(xii) otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC and make generally available to its security holders, within the required time period, an earnings statement covering a period of 12 months, beginning with the first fiscal quarter after the effective date of the Registration Statement relating to such Registrable Securities (as the term “effective date” is defined in Rule 158(c) under the Securities Act), which earnings statement will satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder or any successor provisions thereto;

(xiii) use reasonable best efforts to provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such Registration Statement not later than the effective date of such Registration Statement;

(xiv) cooperate with Shareholder and the lead Underwriter or Underwriters, if any, to facilitate the timely preparation and delivery of certificates representing the Registrable Securities to be sold under the Registration Statement in a form eligible for deposit with The Depository Trust Company not bearing any restrictive legends and not subject to any stop transfer order with any transfer agent, and cause such Registrable Securities to be issued in such denominations and registered in such names as the lead Underwriter or Underwriters, if any, may request in writing or, if not an Underwritten Offering, in accordance with the instructions of Shareholder, in each case in connection with the closing of any sale of Registrable Securities;

(xv) not later than the effective date of the applicable Registration Statement, provide a CUSIP number for all Registrable Securities; and

(xvi) use its reasonable best efforts to cause such Registrable Securities to be listed or quoted on the NYSE or, if Common Stock is not then listed on the NYSE, then on such other securities exchange or national quotation system on which the Common Stock is then listed or quoted.

(b) In connection with the Registration Statement relating to such Registrable Securities covering an Underwritten Offering (including any Takedown Offering), the Company and Shareholder agree to enter into a written agreement with the Underwriters selected in the manner herein provided in such form and containing such provisions as are customary in the securities business for such an arrangement (it being understood that, unless required otherwise by the Securities Act or any other Law, the Company will not require Shareholder to make any representation, warranty or agreement in such agreement other than with respect to Shareholder, authority to enter into the underwriting agreement, the ownership of Shareholder’s securities being registered and Shareholder’s intended method of disposition, or information furnished by Shareholder expressly for use in any Registration Statement, Prospectus or Prospectus supplement). In the event an Underwritten Offering is not consummated because any condition to the obligations under any related written agreement with such Underwriters is not met or waived in connection with a Demand Registration or Takedown Offering, and such failure to be met or waived is not attributable to the fault of Shareholder, such Demand Registration or Takedown Offering, as applicable, will not count as a Demand Registration or Takedown Offering for purposes of determining when future Demand Registrations or Takedown Offerings may be requested by Shareholder pursuant to Section 3.01(a) or Section 3.01(b).

Section 3.05. Conditions to Offerings. (a) The obligations of the Company to take the actions contemplated by Section 3.01, Section 3.02 and Section 3.04 with respect to an offering of Registrable Securities (including any Takedown Offering) will be subject to the following conditions:

(i) The Company may require Shareholder to furnish to the Company such information regarding Shareholder, the Registrable Securities or the distribution of such Registrable Securities as the Company may from time to time reasonably request in writing, in each case to the extent reasonably required by the Securities Act and the rules and regulations promulgated thereunder, or under state securities or “blue sky” laws;

(ii) in any Underwritten Offering pursuant to Section 3.01 or Section 3.02 hereof, Shareholder, together with the Company and any other holders of the Company’s securities proposing to include securities in any Underwritten Offering, will enter into an underwriting agreement in accordance with Section 3.04(b) with the Underwriter or Underwriters selected for such underwriting, as well as such other documents customary in similar offerings; and

(iii) the Company’s obligations will be suspended during any period in which Group and Group’s accountants have not, following reasonable prior request from the Company, timely provided any information required to be provided by them with respect to the Sales Package Companies related to periods prior to the Closing and required by applicable Law to be included or incorporated by reference into any Registration Statement.

(b) Shareholder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3.04(a)(iv) or 3.04(a)(v) or a condition described in Section 3.06, Shareholder will forthwith discontinue disposition of such Registrable Securities pursuant to the Registration Statement covering the sale of such Registrable Securities or Takedown Offering until Shareholder’s receipt of the copies of the supplemented or amended Prospectus contemplated by Section 3.04(a)(iv) or notice from the Company of the termination of the stop order or Suspension Period.

Section 3.06. Suspension Period.

(a) Notwithstanding anything to the contrary contained in this Agreement, (i) Shareholder shall suspend the use of the Prospectus included in any Automatic Shelf Registration Statement or Registration Statement for resales of Registrable Securities pursuant to Section 3.01 and postpone the filing and suspend the use of any Registration Statement pursuant to Section 3.01, in each case during any Scheduled Black-out Period and (ii) the Company shall be entitled, from time to time, by providing prior written notice to Group, to require Shareholder to suspend the use of the Prospectus included in any Automatic Shelf Registration Statement for resales of Registrable Securities pursuant to Section 3.01(a) or Section 3.02 or to postpone the filing or suspend the use of any Registration Statement pursuant to Section 3.01(b) or Section 3.02 for a reasonable period of time not to exceed 45 days in succession (or a longer period of time with the prior written consent of Group, which consent shall not be unreasonably withheld), 45 days in the aggregate in any one-year period or two times in any one-year period1 (a “Suspension Period”) if (A) the chief executive officer or chief financial officer of the Company determines in good faith that effecting the registration (or permitting sales under an effective registration) would materially adversely affect an offering of securities of the Company, (B) the Company is in possession of material non-public information and the chief executive officer or chief financial officer of the Company determines in good faith that the disclosure of such information during the period specified in such notice would be materially detrimental to the Company, or (C) the Company shall determine that it is required to disclose in any such Registration Statement a contemplated financing, acquisition, corporate reorganization or other similar transaction or other material event or circumstance affecting the Company or its securities, and the chief executive officer or chief financial officer of the Company determines in good faith that the disclosure of such information at such time would be materially detrimental to the Company or the holders of its Common Stock. In the event of any such suspension pursuant to clause (ii), the Company shall furnish to Group a written notice setting forth the estimated

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If the date of the Company Public Offering is within the fourth calendar quarter of 2011, the execution version of the Agreement will be revised to provide that the Company will be limited to exercising only one Suspension Period (for the avoidance of doubt, for a reasonable period of time not to exceed 45 days in succession (or a longer period of time with the prior written consent of Group, which consent shall not be unreasonably withheld)) in the 2012 calendar year.

length of the anticipated delay. The Company will notify Shareholder promptly upon the termination of the Suspension Period. Upon notice by the Company to Shareholder of any determination to commence a Suspension Period, Shareholder shall, except as required by applicable Law, including any disclosure obligations under Section 13 of the Exchange Act, keep the fact of any such Suspension Period strictly confidential, and during any Suspension Period, promptly halt any offer, sale (including sales pursuant to Rule 144), trading or transfer of any Common Stock for the duration of the Suspension Period until the Company has provided notice that the Suspension Period has been terminated. For the avoidance of doubt, nothing contained in this Section 3.06 shall relieve the Company of its obligations under Section 3.01.

(b) After the expiration of any Suspension Period and without any further request from a holder of Equity Interests, the Company shall as promptly as reasonably practicable prepare a Registration Statement or post-effective amendment or supplement to the applicable shelf Registration Statement or Prospectus, or any document incorporated therein by reference, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, the Prospectus will not include a material misstatement or omission or be not effective and useable for resale of Registrable Securities.

Section 3.07. Registration Expenses. All fees and expenses incident to the Company’s performance of or compliance with the obligations of this Article III, including all fees and expenses incurred in complying with securities or “blue sky” laws, printing expenses, messenger and delivery expenses of the Company, any registration or filing fees payable under any federal or state securities or “blue sky” laws, the fees and expenses incurred in connection with any listing or quoting of the securities to be registered on any national securities exchange or automated quotation system, fees of the Financial Industry Regulatory Authority, fees and disbursements of counsel for the Company, its independent registered certified public accounting firm and any other public accountants who are required to deliver comfort letters (including the expenses required by or incident to such performance), transfer taxes, fees of transfer agents and registrars, costs of insurance, the fees and out of pocket expenses of other persons retained by the Company, any fees and expenses of Group’s or its Affiliates’ Representatives, and any other fees and expenses incurred in connection with a Takedown Offering, Demand Registration or Piggyback Registration will be borne by the Company; provided, however, that Shareholder will bear and pay any underwriting discounts, fees, commissions and related fees and out of pocket expenses of any Underwriters and such Underwriters’ counsel applicable to Registrable Securities offered for its account pursuant to any Registration Statement (including in connection with any Takedown Offering).

Section 3.08. Indemnification; Contribution. (a) In connection with any registration of Registrable Securities or Takedown Offering pursuant to Section 3.01 or Section 3.02, the Company will indemnify, defend and hold harmless Shareholder, its Affiliates, directors, officers and shareholders and each person who controls Shareholder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively, the “Indemnified Persons”) from and against any and all Losses caused by any untrue or alleged untrue statement of material fact contained in any part of any Registration Statement or any Prospectus, including any amendment or supplement thereto, used in connection with the Registrable Securities or any Issuer FWP, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading; provided, however, that the Company will not be required to indemnify any Indemnified Person for any Losses resulting from any such untrue statement or omission if such untrue statement or omission was made in reliance on and in conformity with information with respect to any Indemnified Person furnished to the Company in writing by, or at direction of, Shareholder or any Indemnified Person expressly for use therein.

(b) In connection with any Registration Statement, Prospectus or Issuer FWP, Shareholder will indemnify, defend and hold harmless the Company, its directors, its officers and each person, if any, who controls the Company (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) to the same extent as the foregoing indemnity from the Company to Shareholder, but only with respect to information furnished to the Company in writing by, or at direction of, any Shareholder or any Indemnified Persons expressly for use in such Registration Statement, Prospectus or Issuer FWP.

(c) In case any claim, action or proceeding (including any governmental investigation) is instituted involving any person in respect of which indemnity may be sought pursuant to Section 3.08(a) or Section 3.08(b), such person (the “Indemnified Party”) will promptly notify the person against whom such indemnity may be sought (the “Indemnifying Party”) in writing and the Indemnifying Party shall be entitled to participate therein and, to the extent it shall wish, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party and will pay the fees and disbursements of such counsel related to such proceeding; provided, however, that the failure or delay to give such notice shall not relieve the Indemnifying Party of its obligations pursuant to this Agreement except to the extent such Indemnifying Party has been prejudiced by such failure or delay. In any such claim, action or proceeding, the Indemnified Party shall have the right, but not the obligation, to participate in any such defense and to retain its own counsel, but the fees and expenses of such counsel will be at the expense of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party have mutually agreed to the retention of such counsel, (ii) the Indemnifying Party fails to assume the defense of the claim, action or proceeding within 15 Business Days following receipt of notice from the Indemnified Party, or (iii) the Indemnified Party and the Indemnifying Party are both actual or potential defendants in, or targets of, any such action and the Indemnified Party has been advised by counsel that representation of both parties by the same counsel would be inappropriate due to actual or potential conflicting interests between them. It is understood that the Indemnifying Party will not, in connection with any claim, action or proceeding or related claims, actions or proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) at any time for all such Indemnified Parties and that all such reasonable fees and expenses will be reimbursed as they are incurred. In the case of the retention of any such separate firm for the Indemnified Parties, such firm will be designated in writing by the Indemnified Parties. The Indemnifying Party will not be liable for any settlement of any claim, action or proceeding effected without its written consent (which consent shall not be unreasonably withheld, conditioned or delayed), but if such claim, action or proceeding is settled with such consent or if there has been a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify the Indemnified Party from and against any Loss by reason of such settlement or judgment. No Indemnifying Party will, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any pending or threatened proceeding in respect of which any Indemnified Party is seeking indemnity hereunder, unless such settlement includes (i) an unconditional release of such Indemnified Party from all liability in connection with such proceeding, (ii) no finding or admission of any violation of Law or any violation of the rights of any person by the Indemnified Party or any of its Affiliates can be made as the result of such action, and (iii) the sole relief (if any) provided is monetary damages that are reimbursed in full by the Indemnifying Party. No Indemnified Party will, without the prior written consent of the Indemnifying Party, settle, compromise or offer to settle or compromise any pending or threatened proceeding in respect of which any Indemnified Party is seeking indemnity hereunder.

(d) If the indemnification provided for in this Section 3.08 from the Indemnifying Party is unavailable to an Indemnified Party hereunder or is insufficient in respect of any Losses referred to in this Section 3.08, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party, will contribute to the amount paid or payable by such Indemnified Party as a result of such Losses (i) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions that resulted in such Losses, as well as any other relevant equitable considerations, or (ii) if the allocation provided by clause (i) is not permitted by applicable Law, in such proportion as is appropriate to reflect not only the relative fault referred to in clause (i) but also the relative benefit of the Company, on the one hand, and Shareholder, on the other, in connection with the statements or omissions that resulted in such Losses, as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party will be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been taken by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses referred to above will be deemed to include, subject to the limitations set forth in Section 3.08(c), any reasonable legal or other out of pocket fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

(e) The parties agree that it would not be just and equitable if contribution pursuant to Section 3.08(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in Section 3.08(d). No person guilty of “fraudulent misrepresentation” (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Notwithstanding the provisions of this Section 3.08(e), Shareholder shall not be required to contribute, in the aggregate, any amount in excess of the amount by which the net proceeds received by Shareholder from the sale of the Registrable Securities exceeds the amount of any damages which Shareholder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.

(f) If indemnification is available under this Section 3.08, the Indemnifying Party will indemnify each Indemnified Party to the fullest extent permissible under applicable Law provided in Sections 3.08(a) and 3.08(b) without regard to the relative fault of said Indemnifying Party or Indemnified Party or any other equitable consideration provided for in Section 3.08(d) or 3.08(e). The obligations of the Company under this Section 3.08 shall be in addition to any liability that the Company may otherwise have to any Indemnified Person.

Section 3.09. Rule 144. For so long as the Company is subject to the requirements of Section 13, 14 or 15(d) of the Exchange Act, the Company agrees that it will file the reports required to be filed by it under the Securities Act and the Exchange Act and take such further action as Shareholder reasonably may request (including providing Shareholder with such information as may be required in order to enable Shareholder to make sales within the limitation of the exemptions provided by Rule 144), all to the extent required from time to time to enable Shareholder to sell Registrable Securities pursuant to the exemptions provided by Rule 144.

Section 3.10. Transfer of Registration Rights. The rights granted to Shareholder under this Article III may not be assigned by Shareholder in whole or in part other than to a Subsidiary of Group to whom Shareholder Transfers Shares.

ARTICLE IV

STANDSTILL; LOCK-UP; CERTAIN OTHER MATTERS

Section 4.01. Standstill. Subject to Section 4.03 of this Agreement, during the Standstill Period, without the prior written approval of the Company, Group shall not, and shall not permit its controlled Affiliates to: (i) acquire, offer or propose to acquire, or agree or seek to acquire, or solicit the acquisition of, by purchase or otherwise, any equity securities of the Company; (ii) form, join or in any way participate in, or enter into any agreement, arrangement or understanding with, a “group” (within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations thereunder) with respect to any equity or equity-linked or voting securities of the Company; (iii) commence any tender or exchange offer for any equity securities of the Company or Rights as to any securities of the Company (other than (A) pursuant to the Purchase Agreement or (B) pursuant to any stock split or stock dividend or similar corporate action affecting all shareholders on a pro rata basis); (iv) enter into or agree, offer, propose or seek (whether publicly or otherwise) to enter into, or otherwise be involved in or part of, any acquisition transaction, merger or other business combination relating to all or part of the Company or any of its subsidiaries or any acquisition transaction for all or part of the assets of the Company or any of its subsidiaries or any of their respective businesses or any recapitalization, restructuring, change in control or similar extraordinary transaction involving the Company or any of its subsidiaries; (v) call or seek to call a meeting of the stockholders of the Company or initiate any stockholder proposal for action by stockholders of the Company; (vi) enter into any discussions, negotiations, arrangements or understandings with any other person with respect to any of the foregoing activities; (vii) advise, assist, encourage, act as a financing source for other otherwise invest in any other person in connection with any of the foregoing; (viii) request that the Company amend, waive or otherwise consent to any action inconsistent with any provision of this Section 4.01, (ix) publicly disclose through its authorized representatives any intention, plan or arrangement inconsistent with any of the foregoing; or (ix) expressly take any initiative with respect to the Company which could require the Company to make a public announcement regarding (A) such initiative or (B) any of the foregoing activities.

Section 4.02. No Solicitation. Subject to Section 4.03 of this Agreement, during the Standstill Period, Group shall not, and shall not permit its controlled Affiliates to: (a) make, or in any way participate in, any “solicitation” of “proxies” (as such terms are defined under Regulation 14A under the Exchange Act) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company, including by forming, joining or in any way participating in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations thereunder); (b) deposit any Shares in a voting trust or similar arrangement or subject any of the Shares to any voting agreement, pooling agreement or similar arrangement; (c) publicly disclose through its authorized representatives any intention, plan or arrangement inconsistent with any of the foregoing; (d) request that the Company amend, waive or otherwise consent to any action inconsistent with any provision of this Section 4.02, or (e) expressly take any initiative with respect to the Company which could require the Company to make a public announcement regarding any of the foregoing activities.

Section 4.03. Permitted Activities. Notwithstanding the provisions of Section 4.01 or Section 4.02, or any other provision of this Agreement, to the contrary, the parties agree that none of Section 4.01 or Section 4.02, shall prevent, limit or affect in any manner whatsoever, Group or any of its Affiliates from: engaging in any activities on behalf of clients in connection with brokerage, custodial, discretionary and other money and asset management, mutual and other similar fund or research businesses, activities and services in the ordinary course of its business; provided that the purpose of Group or its Affiliates is not to avoid the provisions of Section 4.01 or Section 4.02.

Section 4.04. Lock-Up. Prior to the Lock-Up End Date, Shareholder shall not Transfer or announce any intention to Transfer any Shares (provided that such restriction shall not apply to Transfers of Shares between or among Group and its Subsidiaries or controlled Affiliates or Transfers contemplated by Section 5.02(a) or 5.02(b)).

Section 4.05. Transfer Restrictions.

(a) Shareholder shall not Transfer any Shares:

(i) in a transaction with any person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) where any such person or “group” would acquire, in such transaction, beneficial ownership of an aggregate number of Shares representing 2.0 percent or more of the outstanding shares of the Common Stock (or 4.0 percent or more of the outstanding shares of the Common Stock, if such transaction is conducted in connection with an Underwritten Offering); or

(ii) on any given day in an amount greater than 20 percent of the average daily trading volume of Common Stock for the 20-trading day period immediately preceding the date of such Transfer, other than in connection with an Underwritten Offering.

(b) The restrictions set forth in this Section 4.05 shall not apply to Transfers of Shares between or among Group and its Subsidiaries or controlled Affiliates. In the event that any Subsidiary of Group that owns Shares ceases to be a wholly owned Subsidiary or controlled Affiliate of Group, then such Subsidiary shall immediately Transfer its Shares to Group or a Subsidiary or controlled Affiliate of Group.

Section 4.06. Passivity Commitments. Group agrees that it will, and will cause Shareholder and any of its Affiliates to, comply with any passivity commitments or similar restrictions required under applicable Law, including without limitation any such commitments or restrictions imposed by the Federal Reserve.

Section 4.07. Transfer Agent. Group and the Company agree that the Company may cause the transfer agent or other registrar to enter stop transfer instructions and implement stop transfer procedures with respect to any Transfer of Shares not in compliance with Section 4.04 or Section 4.05. Any Transfer or attempted Transfer of Shares in violation of Section 4.04 or Section 4.05 shall, to the fullest extent permitted by law, be null and void ab initio.

Section 4.08. Legends. Any certificates for Shares issued to Shareholder shall bear a legend or legends (and appropriate comparable notations or other arrangements will be made with respect to any uncertificated shares) referencing restrictions on transfer of such Shares under the Securities Act and under this Agreement which legend shall state in substance:

“The securities evidenced by this certificate have been issued and sold without registration under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States (a “State Act”) in reliance upon certain exemptions from registration under said acts. The securities evidenced by this certificate cannot be sold, assigned or otherwise transferred within the United States unless such sale, assignment or other transfer is (i) made pursuant to an effective registration statement under the Securities Act and in accordance with each applicable State Act or (ii) exempt from, or not subject to, the Securities Act and each applicable State Act. If the proposed sale, assignment or other transfer within the United States will be made pursuant to clause (ii) above, the holder must, prior to such sale, assignment or other transfer, furnish to the issuer such customary certifications, legal opinions and other information as the issuer may reasonably require to determine that such sale, assignment or other transfer is being made in accordance with such clause.

The securities evidenced by this certificate are subject to restrictions on transfer set forth in a Shareholders Agreement dated                     , among the Company and certain other parties thereto (a copy of which is on file with the Secretary of the Company).”

Notwithstanding the foregoing, the holder of any certificate(s) for Shares shall be entitled to receive from the Company new certificates for a like number of Shares not bearing such legend (or the elimination or termination of such notations or arrangements) upon the request of such holder at (i) such time as such restrictions are no longer applicable, and (ii) with respect to the restriction on transfer of such shares under the Securities Act, delivery of a customary opinion of counsel to such holder, which opinion is reasonably satisfactory in form and substance to the Company and its counsel, that the restriction referenced in such legend (or such notations or arrangements) is no longer required in order to ensure compliance with the Securities Act.

Section 4.09. Section 16 Matters. Upon reasonable prior written request of Group with respect to any transactions undertaken or to be undertaken by the Board Representative, Group and its Subsidiaries and controlled Affiliates involving any Equity Interests, the Company shall take all necessary action to cause the applicable transactions to be exempt under Rule 16b-3 under the Exchange Act to the maximum extent permitted under applicable Law. Group shall comply in all material respects with the beneficial ownership reporting requirements under Section 16 of the Exchange Act, as such requirements may apply to its beneficial ownership of Common Stock.

ARTICLE V

COVENANTS

Section 5.01. Access to Information. Without limitation to any provision of the Purchase Agreement, following the Closing until such date as they have sold 75% or more of the Shares to third parties, to the extent permitted under applicable Law, upon reasonable prior written notice, the Company shall, and shall cause its Subsidiaries and the Representatives of the Company to, as permitted by applicable Law, solely to the extent necessary or advisable for Group to respond to requirements of or inquiries from Governmental Authorities, afford Group and its Representatives reasonable access, during normal business hours and upon reasonable advance notice, to the books and records of the Company and its Subsidiaries other than information designated by the Company as proprietary or competitively sensitive; provided that the Company shall not be required to (or to cause any of its Subsidiaries or Representatives to) afford such access to the extent that doing so would violate any contract or obligation of confidentiality owing to a third party or result in the loss of attorney-client privilege if, in the case of any such contract or confidentiality obligation, the Company shall have used its reasonable best efforts to have obtained the consent of such third party to such access and/or mitigated the attorney-client privilege concerns, in which case the Company and Group will make appropriate substitute disclosure arrangements.

Section 5.02. Regulatory Matters. (a) Each of the Company and Shareholder agrees to cooperate and use its reasonable best efforts to ensure, including by communicating with each other with respect to their respective purchases of Common Stock, that neither Shareholder nor any of its Affiliates will become, or control, a “bank holding company” within the meaning of the BHC Act, a “savings and loan holding company” within the meaning of the Savings and Loan Holding Company Act or be required to file a notice of any type under the CBC Act, or otherwise become subject to regulation by a regulatory body due, in any such case, to Shareholder’s ownership of Common Stock or relationship with the Company pursuant hereto or pursuant to the Purchase Agreement (each, a “Company Control Effect”). The Shareholder shall not take any action which it knows would or would reasonably be expected to cause a Company Control Effect with respect to Shareholder or any of its Affiliates. The

Company shall not take any action which it knows would or would reasonably be expected to cause a Company Control Effect with respect to Shareholder or any of its Affiliates, provided, however, that nothing in this Agreement shall be construed to preclude the Company or any of the Company’s Affiliates from undertaking any redemption, recapitalization, or repurchase of Common Stock, of securities or rights, options, or warrants to purchase Common Stock, or securities of any type whatsoever that are, or may become, convertible into or exchangeable into or exercisable for Common Stock in each case, provided that, where there is a reasonable risk that such action would reasonably be expected to result in a Company Control Effect, Shareholder is given the right to participate (on the same terms generally offered by the Company to other securityholders) in such redemption, recapitalization, or repurchase pro rata (in accordance with the Shareholder Percentage Interest) (it being understood that Shareholder shall promptly inform the Company of its determination as to whether to participate and that, if it does not participate, it shall promptly dispose of a number of shares of Common Stock necessary to avoid a Company Control Effect arising from such redemption, recapitalization or repurchase).

(b) Notwithstanding anything in this Agreement, in no event will Shareholder or its Affiliates be obligated to:

(i) without limitation to clause (ii) below, (A) propose or accept any divestiture of any of Shareholder’s or any of its Affiliates’ assets, or (B) accept any operational restriction on Shareholder’s or any of its Affiliates’ business, or agree to take any action that limits Shareholder’s or its Affiliates’ commercial practices in any way (except as they relate to the Company and its Subsidiaries) to maintain its investment hereunder other than according to any customary commitments provided to the Board of Governors of the Federal Reserve System; or

(ii) propose or agree to accept any term or condition or otherwise modify the terms of this Agreement, including, for the avoidance of doubt, the terms or the amount of any Equity Interests that may be required to be delivered by the Company under this Agreement.

(c) Group agrees that it will use its reasonable best efforts to, and cause its Subsidiaries and Affiliates to, (i) prepare and file with any applicable Governmental Entity, or provide to the Company, as applicable, such applications, reports, filings or other documents or information by or with respect to Group and its Subsidiaries and Affiliates as may be reasonably required in order for the Company to comply with applicable Law or the requirements of any Governmental Entity with respect to any action, transaction or approval sought by the Company, and (ii) otherwise reasonably cooperate with the Company with respect to any such action, transaction, approval, application, report, filing or other document.

(d) The Company agrees that it will use its reasonable best efforts to, and cause its Subsidiaries and Affiliates to, (i) prepare and file with any applicable Governmental Entity, or provide to Group, as applicable, such applications, reports, filings or other documents or information by or with respect to the Company and its Subsidiaries and Affiliates as may be reasonably required in order for Group to comply with applicable Law or the requirements of any Governmental Entity with respect to any action, transaction, Transfer or approval sought by Group, and (ii) otherwise reasonably cooperate with Group with respect to any such action, transaction, approval, application, report, filing or other document.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

Section 6.01. Representations and Warranties of the Company. The Company represents and warrants to Group as of the date hereof that:

(a) The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to enter into this Agreement and to carry out its obligations hereunder.

(b) This Agreement has been duly and validly authorized by the Company and all necessary and appropriate action has been taken by the Company to execute and deliver this Agreement and to perform its obligations hereunder.

(c) This Agreement has been duly executed and delivered by the Company and, assuming due authorization and valid execution and delivery by Group, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

Section 6.02. Representations and Warranties of Group. Group represents and warrants to the Company as of the date hereof that:

(a) Group has been duly incorporated and is validly existing as a naamloze vennootschap formed under the laws of The Netherlands and has all necessary corporate power and authority to enter into this Agreement and to carry out its obligations hereunder.

(b) This Agreement has been duly and validly authorized by Group and all necessary and appropriate action has been taken by Group to execute and deliver this Agreement and to perform its obligations hereunder.

(c) This Agreement has been duly executed and delivered by Group and, assuming due authorization and valid execution and delivery by the Company, is a valid and binding obligation of Group enforceable against Group in accordance with its terms.

ARTICLE VII

GENERAL PROVISIONS

Section 7.01. Adjustments. References to numbers of shares contained herein will be adjusted to account for any reclassification, exchange, substitution, combination, stock split or reverse stock split of Equity Interests.

Section 7.02. Notices. All notices or other communications hereunder to a party shall be deemed to have been duly given and made if in writing and (a) if served by personal delivery, on the day of such delivery, (b) if delivered by registered or certified mail (return receipt requested), or by a national courier service, on the day of delivery, or (c) if sent by facsimile or email, upon transmission of such facsimile or email (provided that the facsimile or email is promptly confirmed with the recipient by telephone), to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

(a) if to the Company, to:

________________

________________

________________

Attention:
_______________
Telephone: _______________

Facsimile: _______________

Email: _______________

with a copy (which shall not constitute notice to the Company) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street New York, New York 10019
Attention:	Edward D. Herlihy

Matthew M. Guest

Telephone:	(212) 403-1000

Facsimile:	(212) 403-2000

Email:	EDHerlihy@wlrk.com

MGuest@wlrk.com

(b) if to Group or Shareholder, to:

________________

________________

________________

Attention:
_______________
Telephone: _______________

Facsimile: _______________

email: _______________

with a copy (which shall not constitute notice to Group or Shareholder) to:

Sullivan & Cromwell LLP

125 Broad Street New York, New York 10004

Attention:	Mark J. Menting, Esq.

Brian E. Hamilton, Esq.

Telephone:	212-558-3588

Facsimile:	212-558-4000

Email:	mentingm@sullcrom.com

hamiltonb@sullcrom.com

Section 7.03. Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 7.04. Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company and Group or, in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 7.05. Interpretation. In this Agreement, except as context may otherwise require, references:

(a) to the Preamble, Recitals, Sections, or Exhibits are to the Preamble to, a Recital or Section of, or Exhibit to, this Agreement;

(b) to this Agreement are to this Agreement and the Exhibits to it, taken as a whole;

(c) to any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation include any successor to the section;

(d) to any Governmental Entity includes any successor to that Governmental Entity;

(e) to a person are also to its permitted successors and assigns;

(f) to the words “hereby,” “herein,” “hereof,” “hereunder,” and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific Section;

(g) to the words “include,” “includes,” or “including,” are to be deemed followed by the words “without limitation.” Any singular term in this Agreement will be deemed to include the plural, and any plural term the singular. All pronouns and variations of pronouns will be deemed to refer to the feminine, masculine or neuter, singular or plural, as the identity of the person referred to may require;

(h) the table of contents and article and section headings are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement; and

(i) this Agreement is the product of negotiation by the parties, having the assistance of counsel and other advisers. The parties intend that this Agreement not be construed more strictly with regard to one party than with regard to the other.

Section 7.06. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provisions of this Agreement or the application thereof to any person or entity or any circumstance, is found by a court or other Governmental Entity of competent jurisdiction to be invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability, of such provision or the application thereof, in any other jurisdiction.

Section 7.07. Counterparts. This Agreement may be executed in two or more counterparts which may be delivered by means of facsimile or email, each of which shall be deemed to constitute an original, but all of which together shall be deemed to constitute one and the same instrument.

Section 7.08. Entire Understanding; No Third-Party Beneficiaries. This Agreement (including the Exhibits hereto) represents the entire understanding of the parties hereto with respect to the subject matter hereof and thereof and supersedes any and all other oral or written agreements heretofore made. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement. Only the parties that are signatories to this Agreement (and their permitted successors and assigns) shall have any obligation or liability under, in connection with, arising out of, resulting from or in any way related to this Agreement or any other matter contemplated hereby or the process leading up to the execution and delivery of this Agreement and the transactions contemplated hereby, subject to delivery of this Agreement and such transactions and other provisions of this Agreement.

Section 7.09. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of New York applicable to contracts made and to be performed entirely within such state, without regard to the conflicts of law principles thereof to the extent that such principles would apply the law of another jurisdiction.

Section 7.10. Assignment. Subject to Section 3.10, neither this Agreement nor any of the rights, interests or obligations under this Agreement will be assigned, in whole or in part, by any of the parties without the prior written consent of the other parties hereto. Any purported assignment without such prior written consent will be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 7.11. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.11.

Section 7.12. Venue for Resolution of Disputes. Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement and the transactions contained hereby, whether in tort or contract or at law or in equity, exclusively, in the United States District Court for the Southern District of New York or the Supreme Court of the State of New York for the County of New York, and (a) irrevocably submits to the exclusive jurisdiction of such courts, (b) waives any objection to laying venue in any such action or proceeding in such courts, (c) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party hereto and (d) agrees that service of process upon such party in any such action or proceeding shall be effective if Notice is given in accordance with Section 7.02 of this Agreement. Each party hereto further hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in such courts, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum or that such party is not subject to personal jurisdiction in such court.

Section 7.13. Specific Performance. Each party agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by it in accordance with their specific terms or were otherwise breached or threatened to be breached. It is accordingly agreed that, except as expressly set forth in this Agreement to the contrary, each party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the United States District Court for the Southern District of New York or the Supreme Court of the State of New York for the County of New York, without bond or other security being required, this being in addition to any other right, remedy or cause of action to which any party is entitled under any theory of recovery whatsoever (including, at law or in equity, in tort or any other claims).

Section 7.14. Voting and other Rights. Subject to compliance with Article IV and Section 4.02 of this Agreement, the Company and Shareholder each acknowledges and agrees that nothing contained in this Agreement shall restrict in any respect the rights or the ability of Shareholder to exercise, or cause to be exercised, any voting or other rights with respect to any Equity Interests.

Section 7.15. Charter and Bylaws to Be Consistent. The Company shall use its reasonable best efforts to take or cause to be taken all lawful action necessary or appropriate to ensure that at all times the Charter and the Bylaws of the Company shall not be amended to contain any provisions inconsistent with this Agreement or that would nullify or materially impair the terms of this Agreement, the rights of Shareholder under this Agreement or the ability of the Company to perform its obligations under this Agreement.

Section 7.16. Termination. Except as otherwise provided in this Agreement, this Agreement shall terminate upon the first date on which Shareholder ceases to hold any Shares; provided, however, that the (a) provisions contained in Article III of this Agreement, except Section 3.08, shall survive so long as there are, and shall automatically terminate when there are no longer, any Registrable Securities outstanding; (b) the indemnity and contribution provisions contained in Section 3.08, the representations and warranties of the Company and Group referred to in Section 6.01 and Section 6.02 shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Indemnified Person or by or on behalf of the Company and (iii) the consummation of the sale or successive resales of the Registrable Securities; (c) the provisions contained in Section 4.01, Section 4.02 and Section 4.03 shall automatically terminate at the expiration of the Standstill Period; (d) the provisions of Section 4.04 shall automatically terminate at the Lock-Up End Date; (e) the provisions contained in Article II (except as provided in Section 2.04) shall automatically terminate upon the Representation Termination Date; (f) the provisions of Section 5.01 shall automatically terminate on the date the Shareholder has sold 75% or more of its Shares to third parties; and (e) the provisions of this Article VII shall survive any termination of this Agreement or any provision thereof. Nothing in this Agreement shall be deemed to release any party from any liability for any willful and material breach of this Agreement occurring prior to any termination hereof or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

[Next page is a signature page.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

CAPITAL ONE FINANCIAL CORPORATION

By:
Name:
Title:

ING GROEP N.V.

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to the Shareholders Agreement]

EXHIBIT F

IABF RESTRUCTURING ARRANGEMENTS

Exhibit F

IABF Restructuring

The IABF Restructuring Arrangements consist of the following transactions:

1.	The Bank shall assign (the “Assignment”) to ING Support or another direct or indirect subsidiary of Group (the “Assignee”) any and all rights, duties and obligations (including, without limitation, the right to receive payments from the Dutch State under the IABF Agreement (including without limitation the Fixed Rate IABF Note and the Floating Rate IABF Note)). The Deed of Assignment of Receivables, dated 31 March 2009, between ING Support, the Bank, the State and the Collection Foundation, shall be terminated pursuant to the Assignment.

2.	Group, the Bank and ING Support shall terminate the ING Bank fsb Participation Agreement between the Bank, ING Support and Group. Upon such termination, the Bank shall transfer to ING Support legal title to 80% of each Security (as defined in the Participation Agreement). The 20% residual portion of such Securities (as defined in the Participation Agreement) shall consist of freely transferable, individual securities, other than any restrictions on transfer existing under the documents pursuant to which they were originally issued or the Securities Laws.

3.	The IABF Agreement shall be amended to delete all references to the Bank.

4.	The Servicing Agreement, dated as of March 31, 2009, between the Bank, ING Direct Bancorp and ING Financial Markets LLC shall be terminated as to the Bank and the Bank shall have no further rights, duties or obligations thereunder.

5.	The Deed of Disclosed Pledge of Receivables, dated 31 March 2009, among ING Support, Staat der Nederlanden, the Bank and the Collection Foundation, and all rights, duties and obligations thereunder, and the Pledge and Security Agreement between ING Support and the Dutch State, dated as of March 31, 2009, and all rights, duties and obligations thereunder, shall be terminated.

6.	The Distribution Agreement, dated 31 March 2009, between the Collection Foundation, Security Life of Denver Insurance Company, ReliaStar Life Insurance Company, Lion Custom Investments LLC, ING USA Annuity and Life Insurance Company, ING Life Insurance and Annuity Company, ING Direct Bancorp, the Bank, Staat der Nederlanden, ING Support and the Group, and all rights, duties and obligations thereunder, shall be terminated as to the Bank.

The foregoing shall be effected without any additional cost to Purchaser or any continuing legal obligations or covenants on the part of Purchaser or any of its affiliates (including the Sales Package Companies) in connection with the IABF to the Dutch state or any other party.